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07024222

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Polaris Minerals Corporation

*CURRENT ADDRESS 2740 - 1055 West Georgia St.
Vancouver, B.C. V6E 3R5
P.O Box 11175

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 1 1 2007
THOMSON
FINANCIAL

FILE NO. 82- 35089 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 6/7/07

082-35089





AR/S
12-31-06

**POLARIS MINERALS CORPORATION**
**Suite 1780, 999 West Hastings Street**
**Vancouver, BC V6C 2W2**
**Telephone: (604) 604-915-5000**
**Facsimile: (604) 915-5001**
**Website: http://www.polarmin.com**

---

# ANNUAL INFORMATION FORM

## FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

---

**March 30, 2007**

# TABLE OF CONTENTS

PRELIMINARY NOTES .......... 3
GLOSSARY OF TERMS .......... 4
CORPORATE STRUCTURE .......... 6
NARRATIVE DESCRIPTION OF THE BUSINESS .......... 11
THE COMPANY'S TARGET MARKETS .......... 19
COMPETITIVE CONDITIONS .......... 21
ORCA SAND & GRAVEL PROJECT .......... 24
EAGLE ROCK QUARRY .......... 32
RISK FACTORS .......... 41
DIVIDENDS AND DIVIDEND POLICY .......... 47
CAPITAL STRUCTURE .......... 47
MARKET FOR SECURITIES .......... 50
DIRECTORS AND OFFICERS .......... 51
CORPORATE GOVERNANCE AND BOARD COMMITTEES .......... 55
LEGAL PROCEEDINGS .......... 57
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS .......... 57
TRANSFER AGENTS AND REGISTRARS .......... 58
MATERIAL CONTRACTS .......... 58
INTEREST OF EXPERTS .......... 59
ADDITIONAL INFORMATION .......... 59

# PRELIMINARY NOTES

## Date of Information

All information in this Annual Information Form is as of March 30, 2007, unless otherwise indicated.

## Currency

Except where otherwise indicated, all references to currency in this annual information form are to Canadian dollars.

## Conversion Factors

| Metric Unit | Imperial Measure | Imperial Measure | Metric Unit |
|---|---|---|---|
| 1 hectare | 2.471 acres | 1 acre | 0.4047 hectares |
| 1 metre | 3.281 feet | 1 foot | 0.3048 metres |
| 1 kilometre | 0.621 miles | 1 mile | 1.609 kilometres |
| 1 kilogram | 2.205 pounds | 1 pound | 0.454 kilograms |
| 1 tonne | 1.102 short tones | 1 short ton | 0.907 tonnes |

## Forward-Looking Statements

Certain statements in this Annual Information Form and the information incorporated herein by reference constitute "forward-looking statements". Such forward-looking statements include, without limitation, statements evaluating the market and general economic conditions and discussing future-oriented costs, expenditures and other financial or operating performances. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. While the Company has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors include amongst others the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements. Please refer to the heading "*Risk Factors*" herein and the risk factors in our MD&A for the year ended December 31, 2006 for a discussion of these and other factors underlying forward-looking statements. In light of these factors, the forward-looking events discussed in this prospectus might not occur. Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

## Certain Other Information

This Annual Information Form includes Californian construction aggregates market and California industry data that has been obtained from third party sources, including industry publications, as well as industry data prepared by management on the basis of its knowledge of and experience in these markets. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although believed to be reliable, none of management of the Company or the Company has independently verified any of the data from third party sources.

## GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Annual Information Form:

| Term | Definition |
|---|---|
| **Absorption test** | A measure the of porosity of an aggregate and its ability to absorb water |
| **Aggregates** | A crushed and graded mineral product used principally for construction purpose |
| **Borehole** | A drill hole |
| **Bulk Density tests** | A measure of the weight of aggregate contained in a certain volume |
| **claims or quarrying claims** | The right to explore a property for mineralization, and, if warranted, to develop the property and exploit the minerals |
| **Cretaceous** | Sub-division of the Mesozoic Era and refers to a geological period that began approximately 144 million years ago and ended approximately 65 millions years ago |
| **Deposits** | This is a descriptive term used to characterize an accumulation of a given material above background level, such as sand, gravel, or more commonly metals |
| **fault or faulting** | A fracture in the earth's crust accompanied by a displacement of one side of the fracture with respect to the other and in a direction parallel to the fracture |
| **feasibility study** | A comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production |
| **ha** | Hectare |
| **indicated mineral resource** | That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed |
| **inferred mineral resource** | That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes |
| **kg** | Kilogram |
| **km** | Kilometre |
| **Los Angeles Abrasion tests** | A measure of an aggregate's resistance to wear through abrasion or mechanical degradation |
| **measured mineral resource** | That part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. |

| Term | Definition |
|---|---|
| **mineral reserve** | The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on quarrying, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are subdivided in order of increasing confidence into probable mineral reserves and proven mineral reserves |
| **mineral resource** | A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge |
| **MT** | Metric Tonne – 2,205 lbs – unit of weight used in Canada |
| **Mtpy or Mt/a** | Metric tonnes per year |
| **NI 43-101** | National Instrument 43-101 entitled "Standards of Disclosure for Mineral Projects" issued by the Canadian Securities Administrators |
| **Point Load Strength Index Test** | A measure of the unconfined mechanical strength of a rock |
| **Pleistocene-age** | Sub-division of the Quaternary Era which refers to a geological period of the Earth's history that began approximately 1.8 million years ago and ended approximately 11,000 years ago |
| **probable mineral reserve** | The economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on quarrying, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified |
| **proven mineral reserve** | The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on quarrying, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified |
| **Qualified Person** | Is an individual as such term is defined in NI 43-101 |
| **ST** | Short ton – 2,000 lbs – the unit of weight used in the US |
| **Stratabound** | Character of a geological feature that is said to be confined between two stratigraphic beds or layers |
| **Stratiform** | Character of a geological feature that is said to be concordant or sub-parallel to the stratigraphic layers |
| **Stratigraphically** | Adjective from stratigraphic which characterize the successive layering of rocks. Sub-units – sub-division of a rock unit |
| **Sulphate Soundness tests** | A measure of the durability of an aggregate and its ability to withstand freeze/thaw cycles |
| **Tertiary** | Sub-division of the Earth's history that started approximately 65 million years ago and ended approximately 2 million years ago |
| **trend** | The directional line of a rock bed or formation |

## POLARIS MINERALS CORPORATION

## CORPORATE STRUCTURE

**Name and Incorporation**

Polaris Minerals Corporation. ("we", the "Company" or "Polaris") was incorporated on May 14, 1999, under the *Company Act* (British Columbia) and has been transitioned under, and continues to be subject to, the *Business Corporations Act* (British Columbia) (the "BCBCA"). The Company's head office is located at 999 West Hastings Street, Suite 1780, Vancouver, British Columbia, Canada V6C 2W2. The Company's registered office is located at 1075 West Georgia Street, Suite 2100, Vancouver, British Columbia, Canada V6E 3G2.

The Company's common shares ("Common Shares") are listed for trading on the Toronto Stock Exchange under the symbol "PLS".

**Company Overview**

Polaris, through its subsidiaries, is engaged in the emerging trade of marine exports of construction aggregates from its coastal properties located on Vancouver Island, British Columbia, Canada to the coastal urban markets on the west coast of North America, particularly California, British Columbia and Hawaii.

Local production of construction aggregates in the Company's target markets is rapidly diminishing as operating quarries are depleted and new resources become more difficult to permit. Increasingly longer and more costly overland haulages to consumers to meet the supply shortfall are raising the prices of aggregate products in the target markets of San Francisco Bay, Los Angeles Basin, and San Diego. This supply gap and price escalation has created a market opportunity for producers along the west coast of British Columbia to ship high quality construction aggregates to those markets in large ocean-going bulk carriers. Local markets, such as Vancouver and Seattle, also have shortages of construction aggregates, opening up the potential for shipping by tug and barge. The Company, with its construction aggregates projects, contracted shipping, discharge, and sales arrangements, is well placed to take advantage of these opportunities.

The Company's principal construction aggregates projects consist of an 88% interest in the Orca Sand & Gravel Project (the "Orca Project"), a large, high quality sand and gravel project located near Port McNeill on Vancouver Island, B.C., Canada and a 70% interest in the Eagle Rock quarry project (the "Eagle Rock Quarry"), a large, quality granite resource located near Port Alberni on Vancouver Island, B.C., Canada. The Company is also constructing a terminal and discharge facility in the Port of Richmond, San Francisco Bay, California, USA (the "Richmond Terminal") to facilitate the delivery of construction aggregates from its projects to customers in California.

The Orca Project hosts three large, high quality, sand and gravel deposits, namely the East Cluxewe, the Bear Creek, and the West Cluxewe Deposits. The Company began development of the East Cluxewe deposit, the associated process plant and shiploader (together, the "Orca Quarry") in early March of 2006 with land clearing and site preparation for the construction of the ship load-out conveyors and the sand and gravel processing plant. The quarry commenced operations in early 2007. The Orca Quarry is designed and permitted to produce up to six million tonnes per year. On May 1, 2006, the Company entered into a foreshore lease with the Her Majesty the Queen in right of the Province of British Columbia (the "Crown") in respect of the ship loading facility. In the longer term, subject to further studies and permitting, the Company plans to exploit the adjacent Bear Creek and West Cluxewe deposits and ship those products to markets, using the process plant and shiploader located at the Orca Quarry site. The Company commenced deliveries of sand and gravel products from the Orca Quarry to the Greater Vancouver Area in March 2007 and intends to commence deliveries into the San Francisco Bay area in April 2007.

The Company will also complete construction of a receiving and storage facility at the Richmond Terminal in the summer of 2007 to receive and distribute its Orca Quarry construction aggregates products. The Company is applying for permits for its second terminal in the Bay area, located in Redwood City. In addition, the Company plans to secure and permit additional port facilities in California. See "History of the Orca Project — Richmond Terminal and Other Discharge Points".

The Company also intends to develop the Eagle Rock Quarry. A mine permit was obtained for the Eagle Rock Quarry in 2003 and the Company is seeking market outlets that would support the development of the Eagle Rock Quarry to produce crushed rock construction aggregate products on site. Products would also be shipped in bulk carriers to coastal urban markets in the Pacific. The Company believes that demand for those products may develop in time.

Polaris has also applied to the British Columbia Provincial Government for a license of occupation covering a promising sand and gravel deposit located 19 kilometers from the Orca Quarry on northern Vancouver Island, British Columbia, known as the Cougar Deposit (the "Cougar Deposit").

As of the date of this Annual Information Form, the Company had 42 employees.

**Intercorporate Relationships**

The following chart illustrates the Company's corporate structure, including all subsidiaries, jurisdictions of incorporation, and the percentage of voting securities held in the subsidiaries.


Polaris Minerals Corporation
British Columbia, Canada
100%
100%
100%
100%
100%
Hupacasath, Ucluelet and Tseshaht (in trust) First Nations (as to 10% each)
Quality Rock Holdings Ltd.
British Columbia, Canada
Polaris Aggregates Inc.
Nevada, USA
Quality Sand & Gravel Ltd.
British Columbia, Canada
North Island Sand & Gravel Ltd.
British Columbia, Canada
Polaris Materials Inc.
Delaware, USA
Namgis First Nation
30%(1)
70%
100%
88%
12%(1)
Eagle Rock Materials Ltd.
British Columbia, Canada
5329 Investments Ltd.
British Columbia, Canada
Orca Sand & Gravel Ltd.
British Columbia, Canada
12%
100%
100%
88%
Nominal as General Partner
Eagle Rock Aggregates, Inc.
Delaware, USA
Orca Finance Ltd.
British Columbia, Canada
Orca Sand & Gravel Limited Partnership
British Columbia, Canada

(1) This interest is held indirectly through wholly owned subsidiaries of the Company's First Nation Partners.

## Financings

*Bought Deal Equity Financing*

Pursuant to an underwriting agreement dated February 27, 2007 (the "Underwriting Agreement"), with GMP Securities L.P. ("GMP"), Canaccord Capital Corporation, CIBC World Markets Inc., Orion Securities Inc., TD Securities Inc., and Wellington West Capital Markets Inc. (collectively, the "Underwriters"), the Company completed an equity financing on March 15, 2007 and issued, on a bought deal basis, 6,000,000 Common Shares at a price of $9.00 per share for gross proceeds to the Company of $54 million.

Polaris granted the Underwriters an over-allotment option, exercisable at any time, in whole or in part, for a period of 30 days following the closing of the Offering, to purchase up to an additional 900,000 common shares of the Company at a price of $9.00 per share. On March 22, 2007, the Underwriters exercised the over-allotment option, and on March 26, 2007 Polaris closed the over-allotment option for additional gross proceeds of $8,100,000.

The proceeds of this financing will be used to retire the amounts outstanding under the Debt Facility, to advance the Company's other mineral properties and port terminal strategy, as well as for working capital and general corporate purposes.

*IPO*

Pursuant to an agency agreement dated December 21, 2005, (the "Agency Agreement"), with GMP, Canaccord Capital Corporation, Dundee Securities Corporation, Orion Securities Inc., TD Securities Inc., and Wellington West Capital Markets Inc. (the "Agents"), the Company completed its initial public offering ("IPO") on January 10, 2006. The Company issued an aggregate of 15,628,185 Common Shares at a price of $4.80 per share for aggregate gross proceeds of $75,015,288, which included the issuance of 2,086,185 Common Shares at the price of $4.80 per share upon the exercise of an agents' option.

The Company also granted the Agents an over-allotment option (the "Over-Allotment Option"), exercisable for a period of 30 days from the date of the closing of the IPO upon 48 hours prior written notice to the Company, to purchase up to an additional 1,875,000 Common Shares. The Agents elected to purchase an additional 1,000,000 Common Shares at $4.80 per share pursuant to the Over-Allotment Option for additional gross proceeds to the Company of $4,800,000. The exercise of the Over-Allotment Option closed on February 2, 2006.

Also in connection with the filing of the Company's final long-form prospectus for its IPO, the Company issued an aggregate of 2,750,000 Common Shares upon the deemed exercise of 2,500,000 previously issued special warrants (discussed below). Each special warrant was automatically converted into 1.1 Common Shares per special warrant.

*Special Warrant Private Placement*

The Company issued an aggregate of 2,500,000 special warrants (the "Special Warrants") pursuant to an agency agreement between GMP and the Company dated February 27, 2004 (the "2004 Agency Agreement"). The Special Warrants were issued in reliance upon exemptions from the registration and prospectus requirements of applicable securities legislation. The Special Warrants were sold to investors at a price of $4.00 per Special Warrant for aggregate gross proceeds to the Company of $10,000,000. The proceeds from the Special Warrant Offering were principally used by the Company for the evaluation and permitting of the Eagle Rock Quarry and Orca Quarry, and for working capital purposes.

In connection with the Special Warrant Offering, GMP received 250,000 broker warrants (the "Broker Warrants") entitling GMP to purchase 1.1 Common Shares per Broker Warrant at a price of $5.00 per Common Share until February 27, 2006. GMP did not exercise the Broker Warrants and those Warrants have expired.

*Debt Financing*

For the purposes of funding, indirectly, the development and operation of the Orca Quarry and the shipping, delivery and sale of products therefrom (see "Orca Sand & Gravel Project"), the Company entered into a credit agreement dated November 30, 2005, and amended on January 9, 2006 (the "Credit Agreement") with Ingalls & Snyder Value Partners, L.P., as senior lender and administrative agent, Ingalls & Snyder LLC as collateral agent and a group of accredited investors arranged by Ingalls & Snyder, LLC (each a "Purchaser"), pursuant to which the Purchasers agreed to extend credit in the form of two term loans evidenced by a specified amount of secured notes (the "Notes") to be issued to each Purchaser, in an aggregate principal amount of up to US$47 million (the "Debt Financing"). The Company subsequently elected to reduce the maximum amount available under the Debt Facility to US$31 million, The reduction of the loan facility was principally due to the success of the Company's IPO and the expected capital cost savings achieved through a redesign of the Richmond Terminal in San Francisco.

As of December 31, 2006, the entire US$31 million had been drawn down under the Debt Facility, and interest of US$204,658 has accrued on the outstanding principal amount owing under the Debt Facility. Upon drawing down of the facility, the Company is required to pay to GMP a 1.5% debt advisory fee on the drawn amount and subsequent to December 31, 2006 the Company paid US$465,000 to GMP. On March 15, 2007 the Company, upon the closing of its bought deal financing, issued a 30 day advance notice to Ingalls & Snyder LLC to repay all amounts owing under the Debt Facility. This repayment will be made without penalty.

The Company has issued in escrow 1,000,000 Common Share purchase warrants, in trust, in respect of the Notes issued under Tranche A of the Debt Facility and 1,153,846 Common Share purchase warrants, in trust, in respect of the Tranche B Notes (together, the "Warrants"). See "Loan Fee" below for further details.

The following is a summary of the material terms and conditions of the Notes issued to the Purchasers pursuant to the Debt Financing:

Guarantors

The Notes and all other obligations of the Company to a Purchaser and Ingalls & Snyder Value Partners, L.P., or any one or more of them will be guaranteed by certain subsidiaries of the Company, being Quality Sand & Gravel Ltd., 5329 Investments Ltd., the Orca Partnership, the Orca General Partner, Polaris Aggregates, Inc., and Quality Rock Holdings Ltd. (together, the ''Guarantors'').

Interest

Interest on the Notes will be at an annual rate, accrues from the date of each draw, and will be payable semi-annually on June 30 and December 31 of each year (each an ''Interest Payment Date''), commencing on the first of such dates to occur after the initial draw down. The Tranche A Notes will bear interest at 10% during 2006, 12.5% during 2007, 15% during 2008, 17.5% during 2009 and 20% during 2010 and 2011. The Tranche B Notes will bear interest at 15% during 2006, 17.5% during 2007, 20% during 2008, 22.5% during 2009, and 25% during 2010 and 2011.

Security

The Tranche A Notes and Tranche B Notes will be secured by a lien against all present and future assets of the Company and the Guarantors, including mortgages, assignments (including a registerable mortgage and assignment of the profit a prendre relating to the Orca Quarry, which is to be held in escrow).

All shares, units and securities (debt and equity) in the capital of each of the Guarantors (other than the Company) owned by the Company were pledged for the benefit of the holders of the Notes.

The Company may borrow up to US$10 million of additional funds and grant a first charge to a senior lender, provided that the amount of the Notes plus the amount of all debt that ranks senior to or parri passu with the Notes must not exceed US$52 million.

Loan Fee

In respect of the Tranche A Notes, the Company, at its sole one-time election, not less than 30 days after the first shipment of construction aggregates products from the Orca Quarry, will either: (i) release to the Purchaser for no additional consideration one million Warrants; or (ii) grant the Purchaser a royalty fee of US$0.21 per short ton on 88% of the shipments of construction aggregates products from the East Cluxewe deposit of the Orca Quarry. Provided, however, that the obligation to pay loan fees in the form of Warrants will terminate: (i) in connection with both Tranche A and Tranche B, on November 30, 2010 if the Company has failed to deliver notice of the first sale in California of a shipment of construction aggregates from the Orca Quarry; or (ii) in connection with Tranche B, in the event that the Company provides notice of termination of the loan commitment for Tranche B. The Warrants were issued on the closing of the Debt Financing, and are being held in trust, pursuant to a trust agreement with Computershare Investor Services Inc, pending exercise of the Company's option described above.

Each Warrant will allow the holder to purchase one Common Share in the capital of the Company at a price of $4.80 per Common Share. The Warrants will have a term of five years from November 30, 2005.

With respect to the Tranche B Notes, the Company, at its sole one-time election, not less than 30 days after the first shipment of construction aggregates products from the Orca Quarry, will either: (i) issue to the Purchaser for no additional consideration three million Warrants, provided however that the number of such Warrants will be reduced proportionately to any reduction in the Tranche B loan commitment that is requested by the Company on or before January 1, 2006; or (ii) grant the Purchaser a royalty fee of US$0.03 per short ton on 88% of the shipments of construction aggregates products from the East Cluxewe deposit of the Orca Quarry for each US$1 million of the Tranche B loan commitment elected by the Company on or before December 31, 2005.

Pursuant to the Company's election to permanently reduce the Draw Down Amount available under its Tranche B loan facility to US$10 million, the number of Tranche B Warrants will be reduced from 3,000,000 Warrants to 1,153,846 Warrants.

If triggered, the royalty fee will continue to apply to 88% of the shipments of construction aggregates products from the Orca Quarry for the life of the Orca Quarry. The Warrants will include standard adjustment provisions relating to share splits, consolidation and corporate reorganizations.

Prepayment

The term loans may be prepaid at any time by the Company on at least 30 days' notice, in whole or in part, together with payment of accrued and unpaid interest to the date of prepayment, in amounts of not less than US$0.5 million.

Change in Control

The Company must offer to repurchase the outstanding Notes at a redemption price equal to 101% of the principal amount if there is a change of control as a result of: (i) the acquisition by a person (or persons acting in concert) of control or direction of over 50% of the combined voting power of the outstanding shares of the Company; or (ii) there is a sale of all or substantially all of the Company's assets, directly or indirectly through one or more transactions whether or not concurrent; or (iii) a majority of the seats (other than vacant seats) on the board of directors of the Company shall at any time be occupied by persons who were not directors of the Company within the immediately preceding 18 calendar months. The Company must also apply 100% of the net proceeds received from asset sales in excess of US$350,000 to prepay outstanding Notes.

Representations, Warranties and Covenants

The definitive documentation relating to the Notes will include customary representations, warranties and covenants of the parties for transactions of this nature, including, affirmative covenants by the Company relating to legal existence, business and properties, compliance with agreements, covenants relating to continuous disclosure obligations, maintenance of insurance, notice of any changes regarding the Company, the Guarantors or the collateral as necessary to permit the Purchaser to maintain perfection of its security interest, notice of litigation which could have a material adverse effect, notice of any labour dispute or other work stoppage, notice of default or breach of environmental law, access to the properties and employees of the Company, payment of taxes and claims, and compliance with environmental laws. In addition, negative covenants customary for a secured financing of this nature including, among others, restrictions or limitations on liens and indebtedness, sale-leaseback transactions, investments and loans, reorganizations and amalgamations and distributions and capital reductions, transactions with related parties, disposition of assets, change in business; and other rights.

Withholding Taxes

There will be a gross-up payment by the Company to the Purchaser if the Company is required to withhold any amount of any payment under or in respect to the Notes on account of Canadian taxes.

Advisory Fee, Fees and Expenses

The Company will pay GMP an advisory fee equal to 1.5% of the amounts drawn down under the Debt Financing.

## NARRATIVE DESCRIPTION OF THE BUSINESS

### Industry Overview

*Construction Aggregates*

Construction aggregates are sourced from either natural sand and gravel deposits or from a variety of rock types including limestone, granite, and volcanic rock. Natural sand and gravel aggregates are typically used for the manufacture of concrete whereas crushed rock is used for asphalt, road construction, railroad ballast and high-strength concrete applications. The choice of aggregates used is influenced by the location of the naturally occurring minerals and the cost of transportation. Construction aggregates production involves a simple process of surface mining, crushing, sizing and washing. No chemicals are used in the processing of aggregates.

*Uses of Construction Aggregates*

All forms of concrete and asphalt are comprised mainly of aggregates — approximately 85% and 90% by weight, respectively. They are used to build roads, bridges, buildings, pipes, sidewalks and other components of our urban infrastructure. Aggregates are also used in their natural state for a wide range of other applications such as: rock armour for coastal and river erosion protection, crushed rock and sand in road foundations, and sand in mortars, stucco, and golf course bunkers. Their predominance in the composition of concrete and asphalt, and their wide range of applications, make construction aggregates a fundamental element of urban development and transportation.

In areas where natural sand and gravel is in limited supply, the construction industry has adapted to using crushed rock products in concrete mixes, including manufactured sand made from rock fines. Following certain adjustments to mix designs and equipment, these crushed rock products perform comparably to natural sand and gravel construction aggregates. Nonetheless, the industry retains preference for natural sand and gravel for concrete manufacture because the rounded particles produce concrete that is easier to place and finish, especially when it is pumped to a final location.

*Construction Aggregate Industry in California*

California is currently facing an increasing supply shortage of certain construction aggregates. Accordingly, the Company believes that California represents a key target market for its construction aggregate products.

Despite the relative abundance of sand and gravel resources in the past, the Company believes that California's permitted sand and gravel resource base is now declining and the proportion of crushed rock used is rising. Sand and gravel has been the dominant material in California for years and the concrete industry retains a preference for it, especially for natural concrete sand. The Orca Quarry will supply high quality, sand and gravel products from deposits located on deep tidewater. The Company believes that its ability to export high quality construction aggregate from its Orca Quarry to California offers a business opportunity to satisfy the growing need for these materials in the Californian market. The Eagle Rock Quarry represents a future opportunity as a source of quality crushed granite aggregates.

### Corporate Strategies and Implementation

*Development Strategy for Aggregate Properties*

The Company has developed several key criteria to identify potential construction aggregates properties for further evaluation. These criteria included:

- The location of the properties relative to deep navigable water

- The location of the properties relative to environmentally sensitive areas

- The location of the properties relative to potential labour supply, services, fresh water and infrastructure
- The weather conditions where the properties are located
- The location of the properties relative to the principal target markets
- The potential size and quality of the resource
- First Nations and local community considerations

Based on these criteria, the Company evaluated many potential aggregate properties located on the western seaboard of North America, from Mexico to Alaska, This process has resulted in the discovery of the Eagle Rock Quarry in early 2001, and the Orca Project during the winter of 2002 and the Cougar Deposit in the winter of 2006.

*Market and Sales Strategy for Construction Aggregates*

In 2001, the Company retained David A. Holmes, R. Geo. of Holmes Reserves LLC in Colorado, USA ("Holmes") to prepare a study of the San Francisco Bay area and the Los Angeles Basin. David Holmes is a "Qualified Person" as such term is defined under NI 43-101 and is a registered geologist in the states of California, Oregon and Washington. The study focused on the supply and demand balance in these markets, identified aggregate production sources, key consumers, and price trends. An updated assessment of market demand was prepared in 2003. In 2005, the Company requested Holmes to comprehensively update the report (the "2005 Market Report"), and expand it to include the southern California market of San Diego. The 2005 Market Report indicated that, based on the local California supply deficiency and the corresponding pressure on sales prices, the highest priority market for the Company's products was the San Francisco Bay area, followed by the Los Angeles Basin and San Diego. Subsequent research suggested that Ventura County, north of Los Angeles, offered an attractive market for coarse aggregates. Based on these studies, the Company's initial focus has been mainly on the San Francisco Bay area. See "The Company's Target Market & Competition".

The construction and commissioning of the Orca Quarry was completed in February 2007 and production of sand and gravel commenced at that time. The Company commenced deliveries of sand and gravel products to the Greater Vancouver Area in March 2007 and intends to commence deliveries into the San Francisco Bay area in April 2007. The Company's sales strategy has focused on the identification of potential long-term customers with the objective of securing either sales contracts or statements of intent. To date, customers' reactions to the potential of supplies from the Orca Quarry have been positive, and the Company anticipates achieving a balance between long-term contracted sales and shorter term arrangements. This approach should provide flexibility and allow the Company to participate in any future increases in the sales prices of its construction aggregates products.

On October 14, 2005, the Company entered into a 20-year aggregates supply agreement with an arms-length third party construction aggregates consumer in the San Francisco Bay Area. Additionally, in February 2007 the Company entered into a 5-year aggregates supply agreement with an arms length construction aggregates consumer with operations in Vancouver, British Columbia. See "History of the Orca Project — Sales Arrangements" for further details. The Vancouver customer has its own receiving terminals, and will collect material from the Orca Quarry in barges.

*Distribution Strategy*

Port space and opportunities to develop suitable terminals in California are limited. However, the Company has secured a site and is constructing the Richmond Terminal in the north of San Francisco Bay and is in the process of permitting a site in the Port of Redwood City, California to serve markets to the south of San Francisco Bay.

In addition, the Company has had preliminary discussions with port authorities at Port Hueneme in Ventura County, and the Port of San Diego. The Company will continue to discuss possibilities for joint venturing terminal access and developments with existing building material companies and to explore the potential for increasing sales to shallow water locations through the use of barges.

*Marine Shipping Strategy*

Commencing in 2001, the Company commissioned independent shipping and port studies to establish shipping alternatives and freight costs from its properties to potential discharge sites in California. The studies confirmed the costs and viability of bulk aggregates shipping using Panamax-class self-unloading freighters. A major shipping constraint is the shallow waters of the San Francisco Bay, which limits discharge access of fully-loaded bulk carriers to most land-based discharge berths. To overcome this constraint, the Company plans to partly discharge and sell products from the fully loaded vessels to third party barges at anchorage in San Francisco Bay and then proceed to take the lightened vessel with the remaining products to the shallower ports. Although this strategy extends the voyage time and, therefore increases the total voyage cost, the Company believes that the lightering enables the Company to utilize a fully laden vessel, thus reducing the unit cost under the lightering arrangement compared to the unit cost of utilizing a lightly laden vessel to proceed directly to the shallow terminal. This strategy has also been employed by the Company's competitors. In July 2005, the Company executed a long term shipping contract with CSL International Inc. See ''History of the Orca Project — Shipping Arrangements'' for further details.

*Discharge Points Strategy*

Suitable port discharge sites require adequate water depth and safe access for vessel berthing, accessible and sufficient land for product storage and distribution facilities, and efficient road access for distribution to customers. The Company conducted research to locate qualifying terminal discharge points for its construction aggregates products. The Company's shipping and barging solution opens up potential port sites in San Francisco Bay, which are ideally located at the gateways to its target markets, including the Richmond Terminal. As San Francisco Bay is environmentally sensitive, in order to facilitate the environmental permitting of the facility, the Company proposed an enclosed construction aggregates terminal facility on its Port of Richmond site that will minimize noise and dust and decrease the land area required. In September 2004, the Company executed a lease for the Richmond Terminal, and in February 2006 executed a facilities use agreement for the associated berthing dock. Site preparation of the Richmond Terminal was initiated in 2006, and construction began in early 2007. See ''History of the Orca Project — Richmond Terminal and Other Discharge Points'' for further details.

**Tenure and First Nations Consultations**

*Tenure*

Land in British Columbia is either owned privately, by the Crown in the right of Canada (''Canada'') or by the Province of British Columbia (the ''Crown''). In addition, in British Columbia, minerals are generally excepted from fee simple ownership, however the Mineral Tenure Act (British Columbia) specifically excepts sand, gravel and rock or a natural substance used for construction purpose, from the definition of mineral. Accordingly, in British Columbia, the right of a surface fee simple land owner to remove sand, gravel and rock for construction purposes is a right connected to surface fee simple ownership. However, in order to prevent nuisance staking by third parties, the Company staked mineral claims over the entire Orca Project and also over the Eagle Rock Quarry. The Eagle Rock Quarry site is also secured under a Crown lease.

*First Nations Consultations*

First Nations in British Columbia have made claims of aboriginal and treaty rights (''rights'') and title to substantial portions of land and water in the Province, including areas where the Company's properties are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed by government in furtherance of a legislative objective, subject to meeting a justification test. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified.

There is no assurance that the issues surrounding aboriginal title and rights will be resolved by the Provincial and Federal Governments in the near future.

First Nations are seeking settlement including compensation from governments with respect to these claims, and the effect of these claims cannot be estimated at this time. The Federal Government and Provincial Government have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these claims. In 1992, the Federal Government and Provincial Government instituted a tripartite treaty negotiation process with the First Nations Summit, representing the majority of the First Nations in British Columbia. Any settlements that may result from these negotiations may involve a combination of cash, resources, grants of conditional rights to gather food on public lands, and some rights of self-government.

In late 2004, the Supreme Court of Canada ruled that there is a duty on government to consult with and, where appropriate, accommodate First Nations where government decisions may impact on claimed, but as yet unproven, aboriginal rights or title. This decision also provided clarification of the duties of consultation and accommodation. The Court found that third parties are not responsible for consultation or accommodation of aboriginal interests and that this responsibility lies with government. However, environmental and mine permits will not be granted by provincial and federal agencies unless they are satisfied that the duty to consult and accommodate has been fully met. In late 2005, the Supreme Court of Canada confirmed that similar duties exist in respect of claimed treaty rights.

As a result of the 2004 Supreme Court of Canada decision, industry does not have an obligation to consult or accommodate aboriginal interests, however, industry has a considerable interest in ensuring that Government conducts its consultation properly. The Company believes that the fostering of mutually beneficial business relationships with First Nations will facilitate these consultations and accommodation processes.

The Company works with the First Nations in connection with the development of its projects. The First Nations asserting rights and title over the Company's proposed project lands were offered participating interests in the projects. Thereafter, the First Nations worked closely with the Company during the environmental assessment process and planning in addressing ecological, cultural, and socio-economic interests. This co-operative and consultative process has resulted in the issuance of environmental permits by the provincial and federal agencies, and this process has also provided the surface rights owners of private project lands with assurances that the First Nations are in agreement with the arrangements that have been put in place in connection with those privately-held lands. See ''History of the Orca Project — Ownership'' and ''History of the Eagle Rock Quarry''.

**History of the Orca Project**

*Ownership*

The East Cluxewe and West Cluxewe deposits are situated on fee simple, private lands owned by Western Forest Products Inc. ("WFP") over which the Orca Partnership has entered into a profit a prendre to gain access to, and obtain rights to , the rock stone and sand located thereon. The Bear Creek deposit is also fee simple private land owned by Island Timberlands LP ("Island Timberlands"). The Company has exclusive right to negotiate a lease with Island Timberlands prior to December 31, 2007 to gain access to, and obtain rights to, the rock, stone and sand located thereon. The Orca Project lands also lie within the asserted traditional territories of the Kwakiutl Band ("Kwakiutl") and the Namgis First Nation (the "Namgis"). The East Cluxewe deposit and Bear Creek Deposit lie within the asserted traditional territories of the Kwakiutl and the Namgis, whereas the West Cluxewe deposit is located in traditional territory asserted exclusively by the Kwakiutl.

The rights to the East Cluxewe Deposit and the Bear Creek Deposit are held by the Orca Sand & Gravel Limited Partnership (the ''Orca Partnership'') pursuant to a limited partnership agreement (the ''Partnership Agreement'') dated March 1, 2005, and amended and restated April 1, 2005, among the Namgis (as to 12%) and the Company (as to 88%), both as limited partners, and Orca Sand & Gravel Ltd., as the general partner of the Orca Partnership (the ''Orca General Partner''). See ''Corporate Structure''.

The Orca Partnership has entered into an impact and benefits agreement dated April 1, 2005, with the Namgis, which grants certain preferential opportunities to the Namgis for business development, employment, and training within its community. Contributions based on volumes of construction aggregates sold by the Orca Partnership will be made by the Orca Partnership to foundations that will benefit communities located within the asserted traditional territories of the Namgis and Kwakiutl. In the event that treaties are settled over the Orca Project area granting the

Namgis the authority to impose taxes or royalties over the Orca Project, the Namgis will not impose a tenure or tax regime, for a period of 20 years from the date of such treaties, which is less favourable than the tenure and tax regime that would have governed had the treaties not been settled. In December 2031, the Namgis will have a one-time right to increase their ownership in the Orca Partnership by up to 50%, by purchasing Orca Partnership units from the Company for cash at fair market value.

The Orca Partnership has also entered into an impact and benefits agreement dated March 9, 2005, with the Kwakiutl. This agreement applies only to the Orca Quarry development and operations. It provides the Kwakiutl with a gross royalty based on volumes of construction aggregates sold from the East Cluxewe Deposit. This royalty rate increases over four years and commencing in the fifth year, will be adjusted annually with reference to a price index.

Also certain preferential opportunities have been granted to the Kwakiutl for business development, employment, and training within its community. In the event that treaties are settled granting the Kwakiutl jurisdiction over the Orca Project site, the Kwakiutl will not impose a tenure or tax regime, for a period of 20 years from the date of such treaties, which is less favourable than the tenure and tax regime that would have governed had the treaties not been settled.

*Namgis Funding*

In April 2005, the Company and the Namgis entered into a loan agreement whereby, at the request of the Namgis, the Company will make advances to the Namgis to enable them to meet their required equity contributions to the Orca Partnership. Advances made prior to a construction decision on the Orca Quarry will bear interest at the prime rate determined by a major Canadian bank, plus a small margin. Advances made by the Company to the Namgis after a construction decision will bear substantially higher interest rates. The Company's sole recourse for repayment of the advances under the terms of this loan agreement is to the distributions receivable by the Namgis from the Orca Partnership. Advances made by the Company to the Namgis after a construction decision are repayable solely from those distributions and cannot be prepaid. As at December 31, 2006, the Company had advanced, including accrued interest, $6,725,395 to the Namgis.

*Tenure*

The Orca General Partner, on behalf of the Orca Partnership, has executed a *profit a prendre* with Western Forest Products Inc. ("WFP") over its freehold land lying to the south and west of Port McNeill, which includes the East Cluxewe and West Cluxewe Deposits. The profit a prendre has been registered against title to the subject lands.

A *profit a prendre* is a right granted to a holder, either in perpetuity or for a limited term, authorizing the holder to enter the land of the grantor and to sever, take away and convert to the holder's own use a product of the land. The holder does not obtain any right or interest in the subject product until it is severed from the land. A profit a prendre also usually includes compensation payable to the grantor, a right of entry to the holder, and the right of the holder to use such surface land as is necessary and convenient to exercise the rights of access and removal.

In the case of the *profit a prendre* in respect of the East and West Cluxewe Deposits, the designated product is rock, stone and sand, and it provides the Orca Partnership with the right to access the deposits and remove rock, stone and sand therefrom. The term of the *profit a prendre* in respect of the East and West Cluxewe Deposits is for 10 years commencing March 1, 2005, with four separate consecutive options to extend the term for further periods of 10 years each for a total of 50 years. This *profit a prendre* includes a right of entry and use of the necessary area of the surface land.

The *Land Title Act* (British Columbia) requires that an interest in land may not be registered against a parcel of land that is not legally described. The parcel of land over which the *profit a prendre* applies is comprised of portions of more than one legally described parcel. Accordingly, it was necessary for an explanatory plan creating a legal description of the land charged by the *profit a prendre* to be registered in the Land Title Office prior to the registration of the *profit a prendre*. Registration of the explanatory plan and the *profit a prendre* has been completed to provide security of tenure to the Orca Partnership vis a vis bona fide third parties.

The East Cluxewe Deposit is subject to royalties payable by the Orca Partnership to WFP, the Kwakiutl and a local community fund aggregating $1.06 per tonne of construction aggregates sold.

In March 2004, the Company entered into an exploration agreement with Weyerhaeuser Company Limited, now Island Timberlands Limited Partnership ("Timberlands"), the owner of the fee simple land hosting the Bear Creek Deposit. The two-year exploration agreement gave the Company the exclusive right to undertake exploration programs and negotiate a long-term gravel extraction arrangement. The Company has completed its exploration program and has earned the exclusive rights to negotiate a long-term gravel extraction arrangement by December 31, 2007.

In September 2005, the Orca Quarry site was rezoned by the Regional District of Mount Waddington from Rural to Industrial. In October 2005, the Government of British Columbia granted the Orca Partnership a two year license of occupation over the shiploader site at the Orca Quarry. The license of occupation gave the Orca Partnership the right to survey the license area and negotiate a lease with the Province within the two year period. On May 1, 2006, the Company and the Province entered into a foreshore lease in respect of the shiploader site.

*Environmental Permitting*

In January 2005, the Company, on behalf of the joint venture with the Namgis, filed applications for an environmental assessment certificate and mine permit for the development and exploitation of the Orca Quarry. Environmental Assessment Certificate M05-01 was received by the Orca Partnership from the province in July 2005. See "Legal Proceedings" and "Risk Factors".

In October and November 2005, the Orca Partnership received the federal environmental approvals for the Orca Quarry. Receipt of the environmental approvals confirmed that the Provincial and Federal Governments are satisfied that they have met their duties to consult and accommodate the First Nations who have claims over the Orca Quarry site. Both the Kwakiutl Band and Namgis First Nations supported the Company's permit applications and they confirmed that they had been adequately consulted and accommodated by the Company, as well as the Federal and Provincial Governments, subject to the terms of their agreements with the Company.

*Shipping Arrangements*

In July 2005, the Company executed a long term shipping contract with CSL International Inc. The contract has a term of ten years and is expected to commence during the first half of 2007. This contract incorporates fixed rates per tonne of product, subject to inflation and bunker fuel adjustments, for deliveries from the proposed shiploader at the Orca Quarry to locations in San Francisco Bay. Beginning in January 2008, the rates charged under the Agreement will be adjusted for inflation. The Company expects that the contracted cargo volume will be sufficient to meet the Company's estimated shipping volumes for approximately the first six years of the Orca Project, and that a second contract or spot shipments will be required thereafter. The contract contains minimum annual volumes to be shipped. Vessels will be partially discharged into third party barges at anchorage in San Francisco Bay, prior to discharging the balance of the cargo at the ports of Richmond and other locations in San Francisco Bay. See "History of the Orca Project — Richmond Terminal and Other Discharge Points". See "Risk Factors".

*Sales Arrangements*

In October 2005, the Company, through a subsidiary, Eagle Rock Aggregates, Inc. ("Eagle Aggregates"), entered into a 20 year aggregates supply agreement ("ASA") with Shamrock Materials, Inc.("Shamrock"), an arms length third party construction aggregates consumer located in the north San Francisco Bay area. The ASA may be further extended by three 5-year periods, at the option of Shamrock. The ASA has granted the Shamrock the exclusive right to promote, market, resell and distribute sand and gravel within a defined territory. In return, the Company has the right to be the exclusive provider of imported sand and gravel to Shamrock within the same territory. The ASA provides for the purchase and supply of minimum annual volumes of sand and gravel from the Orca Quarry for distribution within a defined area of San Francisco Bay. The minimum annual sales of aggregates to be sold under the ASA are expected to account for approximately 55% of projected sales in the first year of operation and reduce to approximately 25% by the fourth year. Prices for the supply of sand and gravel pursuant to the ASA will be reviewed on an annual basis and adjusted to accommodate variations in the cost and changes in market prices for similar products within the San Francisco Bay area. Any adjustments based on changes to market prices will be shared by Shamrock and the Company according to an agreed formula. The ASA delivery schedules contemplate that approximately 40% of a fully laden vessel will be discharged into Shamrock's barges at anchorage, and the balance discharged and sold at the Company's Richmond Terminal and at a third party's existing land-based discharge terminal. There is no certainty that the Company will secure access to and sales from the third party terminal and, if not, it will need to seek alternative delivery and sales arrangements that may not be achieved or that may have an adverse affect on the Company's resultant operations and financial condition. See "Risk Factors".

Additionally, the Company entered into a 5 year sand and gravel products supply agreement with an arm's length third party concrete manufacturer located in British Columbia. In March 2007, shipments of material commenced from the Orca Quarry in barges to the customer's own receiving terminal in Greater Vancouver. Sales volumes under this agreement are initially anticipated to amount to approximately 400,000 tonnes of sand and gravel per year.

*Richmond Terminal and Other Discharge Points*

In September 2004, the Company, through Eagle Aggregates, leased (the "Richmond Terminal Lease") land on which to construct the Richmond Terminal from Levin Enterprises, Inc. The Richmond Terminal Lease has a term of 20 years following the construction of the Richmond Terminal, with two 10 year extensions, exercisable at the Company's option. The Richmond Terminal Lease has an annual base rent and a throughput royalty that is based on the volume of material passing through the facility. The annual rent and royalty rates will be adjusted annually for cost inflation. The rent and royalty rates during the option periods will be negotiated based on market conditions prevailing at the extension dates.

In May 2004, the City of Richmond approved the Company's application for the construction and operation of the Richmond Terminal and, in February 2005, the final environmental permit for the facility was granted by the San Francisco Bay Conservation and Development Commission. On August 10, 2006, the Company received its building permit at which time site preparation and ground stabilization work began with construction on the site commencing in the first quarter of 2007. The initial construction cost of the Richmond terminal was estimated at US$36.5 million but was subsequently reduced to US$27.4 million through a redesign of the Richmond Terminal which more economically accommodates the complex ground conditions prevalent around the San Francisco Bay. The Company anticipates that the construction on the Richmond Terminal will be complete by the third quarter of 2007.

In February 2006, Eagle Aggregates entered into a facilities use agreement with Pacific Atlantic Energy Inc. The proposed agreement will permit the Company to berth its vessels at Pacific Atlantic Energy Inc.'s wharf and discharge and convey construction aggregates from the wharf to the nearby Richmond Terminal.

A non-binding letter of interest has been received from the Port of Redwood City to negotiate for an aggregates discharge terminal site and the terms of the corresponding long-term lease. Geotechnical and environmental studies have been carried out and, in the event that the negotiations are successful, the Company will apply for an environmental permit for the facility. On March 8, 2007, an application for a Mitigated Negative Declaration was filed with the municipal government of Redwood City. The application was accepted on March 12, 2007, and a 30-day public review period was initiated, following which, and depending on the nature of the public comments, the Port of Redwood authorities will determine whether the application can proceed to secure the various permits required.

In Southern California, the Company has had preliminary discussions with the Port of San Diego and the Port of Hueneme in Ventura County with a view to identifying potential terminal sites and conducting initial technical and environmental evaluations. Both port authorities have expressed an initial interest in working with the Company to establish marine aggregates receiving, storage and distribution terminals, but no terms have been agreed upon.

*Financing and Management of the Company's United States Operations*

The Eagle Rock Shareholders Agreement, which was entered into in 2002, (see the discussion below under the heading "History of the Eagle Rock Quarry"), does not contemplate the construction or use of the Richmond Terminal or other terminals by third parties (including the Orca Partnership) prior to the construction of the Eagle Rock Quarry. Currently, the Company has not been able to establish the market interest essential to the development of the Eagle Rock Quarry. In addition, the Eagle Rock Shareholders Agreement does not contemplate the marketing, shipment and sale of construction aggregates from other projects prior to the commencement of operations at the Eagle Rock Quarry. As the subsidiary established for marketing in the U.S.A., Eagle Aggregates holds the Richmond Terminal Lease, and the corresponding easement and facilities use agreements, and the Company's other potential ports interests. It also holds the marketing interests in California of the Company, including the ASA (the aggregates supply agreement described above), and it is expected that it will continue to manage the Company's operations in California, including the shipment and sale of construction aggregates from the Orca Quarry.

The parties to the Eagle Rock Shareholders Agreement, each being subsidiaries of the Company, and the Hupacasath and Ucluelet First Nations, are negotiating the terms and conditions of an arrangement for Eagle Aggregates for the financing, construction, and operation of the Richmond Terminal and other California port terminals, and for the purchase, shipping, distribution and sales of construction aggregates from the Orca Partnership. There is no assurance that an agreement will be reached on terms satisfactory to the Company, if at all. The failure to enter into such agreement may have a material adverse effect on the Company. See "Risk Factors" and "Orca Sand & Gravel Project — Economic Analysis" and "History of the Orca Project — Richmond Terminal and Other Discharge Points" for further details regarding the Richmond Terminal.

**History of the Eagle Rock Quarry**

The Eagle Rock Quarry comprises a large granite deposit located on deep tidewater south of Port Alberni on Vancouver Island, British Columbia. It is located on land held by the Crown within the asserted traditional territories of the Hupacasath, Tseshaht, and Ucluelet First Nations.

In the fall of 2001, the Company entered into cooperation agreements with each of the Hupacasath First Nation (the "Hupacasath") and the Ucluelet First Nation (the "Ucluelet ") and, in July 2002, the three parties entered into an unincorporated joint venture. In October 2002, the Company, and the Hupacasath and Ucluelet formed Eagle Rock Materials Ltd. ("Eagle Rock"), which holds all the interests in the Eagle Rock Quarry. In 2001, the Company also invited the Tseshaht First Nation (the "Tseshaht") to participate in the Eagle Rock Quarry, but was unable to reach an agreement with them on the terms of a potential participation. The Company has kept its invitation open as it wishes the Tseshaht community to share in the socio-economic benefits of the project. Accordingly, the Company owns 70% of Eagle Rock, the Hupacasath and Ucluelet each indirectly own 10% and the remaining 10% is held in trust for the Tseshaht pursuant to the shareholders agreement described below. The Hupacasath and Ucluelet assert shared aboriginal rights to the Eagle Rock Quarry site, while the Tseshaht assert exclusive aboriginal rights and title to the Eagle Rock Quarry site. The Company has adopted a neutral position in this dispute, and elected to treat all three communities equally. While the Company has left the resolution of the dispute to the First Nations and the Provincial and Federal Governments, with whom the legal duty to consult and accommodate lies, the Company will continue to seek the Tseshaht's participation in the socio-economic benefits of the project and will be prepared to assist with the governments' consultation duties, if required.

In October 2002, Polaris, through a subsidiary Quality Rock Holdings Ltd., and subsidiaries of the Hupacasath and the Ucluelet executed a shareholders agreement (the "Eagle Rock Shareholders Agreement") governing the affairs of Eagle Rock. Also, Eagle Rock, the Hupacasath and the Ucluelet entered into an impacts and benefits agreement. These agreements provide that Eagle Rock will seek to arrange the preparation of a feasibility study of the Eagle Rock Quarry. The Hupacasath and the Ucluelet have the right to each acquire 5% of the 10% interest held in trust for the Tseshaht if, after a certain time period after the feasibility study is approved by Eagle Rock, the Tseshaht chose not to participate in Eagle Rock. On the 25th anniversary of their equity contributions to the Eagle Rock Quarry development financing, each First Nation will have the one-time right to increase their ownership in Eagle Rock by 50%, by purchasing Eagle Rock shares from the Company for cash at fair market value.

**History of the Cougar Deposit**

The Company has applied to the British Columbia Provincial Government for a license of occupation covering the Cougar Deposit, a sand and gravel deposit on northern Vancouver Island, British Columbia located approximately 19 kilometres south of the Town of Port Hardy. The application was made through one of the Company's wholly-owned subsidiaries, North Island Sand & Gravel Ltd. Located on the shores of Rupert Inlet, a deep and navigable waterway, across the inlet from the former Island Copper Mine, the Company believes the Cougar Deposit is easily accessible by road and electrical power is available nearby. Limited geological mapping indicates that the site is overlain with extensive sand and gravel deposition. Preliminary observations by the Company suggests that the Cougar Deposit is similar in nature to that found at the Orca Quarry. The Company intends initiate a quantitative and qualitative assessment of the Cougar Deposit in the summer of 2007 and in keeping with the Company's practices, conduct a thorough consultative process with local First Nations and communities before advancing materially with the project.

## THE COMPANY'S TARGET MARKETS

**Overview**

The 2005 Market Report confirms that there is a growing gap between the demand for construction aggregates and the availability of local supplies in the urban coastal centres of California. This has led to increasingly higher sales prices as supplies are delivered into the markets from more remote areas by truck, rail or marine bulk carriers. In the future, the Company may consider supply opportunities in other urban centres on the west coast of North America, such as Vancouver, Seattle, Washington, Portland as well as Hawaii. The following information in this section is based on and in some instances has been extracted from the 2005 Market Report.

*The Construction Aggregates Industry in California*

Construction aggregates are the leading non-fuel mineral commodity produced in the United States, particularly in California. In 2003, aggregates sales were valued at US$1.6 billion, representing 46% of California's US$3.4 billion non-fuel production. California is the nation's largest state producer of construction aggregates, with a total production in 2004 amounting to 215 million metric tonnes (''MT'') (Source: U.S. Geological Survey, ''The Mineral Industry of California'' published annually), approximately equal to 237 million short tons (''ST''). Sand and gravel represented 74.9% of all aggregate used in California in 2004 which compares with only 42.8% for the United States as a whole.

For high performance structural concrete, aggregate quality is extremely important and approved sources will usually be specified by the California Department of Transportation (''Caltrans''). An example of this type of work is the new San Francisco-Oakland Bay Bridge which is being built to replace the existing bridge, heavily damaged in the 1980's by an earthquake. Concrete for this new bridge is being made from sand and gravel imported from Sechelt, British Columbia. Aggregate gradations are required to meet either Caltrans or American Society of Testing and Materials national standards, and suppliers achieve this through a combination of crushing and classification. Smaller sized coarse aggregate (e.g. pea gravel, which is minus one half inch) attracts a price premium because it is particularly valuable in complex pumping work and is in limited supply.

Recycled concrete and asphalt are used in California, but the levels are low and limited because they generally cannot be used to make concrete or asphalt aggregate. Their use in California is limited to class II asphalt base and some recycled asphalt pavement (Source: Susan L. Kohler, California Geological Survey, 2002, ''Aggregate Availability in California'').

*Supply and Demand of Construction Aggregates in California*

Although the overall demand for construction aggregates reflects economic cycles, large public works construction projects such as interstate highways, airport construction and port expansion can significantly influence regional aggregate consumption. Transportation costs for the delivery of aggregate to the consumer are also an important consideration. In non-coastal, less urbanized areas, plentiful supplies of good quality aggregate can usually be found and most quarries deliver construction aggregate within a 30 mile radius. If nearby quarries do not exist, however, transportation costs may rapidly increase, potentially exceeding the cost of production at the quarry.

In Northern California, the growing shortage of PCC (Portland Cement Concrete grade) aggregate resources, has led to higher delivered prices, as demand is being satisfied by increased volumes of materials hauled over longer distances, including increasing quantities of construction aggregate from British Columbia by sea.

In Southern California, local construction aggregate shortages are causing supply problems in Ventura and San Diego Counties, while in the Los Angeles Basin areas, traditional sand and gravel resources are rapidly being depleted.

In both Northern and Southern California, overall demand for construction aggregate is driven primarily by population growth and the consequent need for infrastructure expansion and maintenance. California is projecting steadily increasing population for the period 2000 to 2020 at a rate of 1.11% per annum compared with 0.87% for the nation as a whole (Source: U.S. Census Bureau, projections based on interim results of Census 2000).

The following table illustrates the growth in demand for sand and gravel and for crushed rock in California from 1994 to 2004 (Source: U.S. Geological Survey, "The Mineral Industry of California", published annually):

| | 1994 | 2004 | Compound Growth |
|---|---|---|---|
| Sand and Gravel — Demand, 000's MT | 93,000 | 161,000 | 5.64% |
| % of Total | 69.9% | 74.9% | |
| Crushed Rock — Demand, 000's MT | 40,000 | 54,000 | 3.05% |
| % of Total | 30.1% | 25.1% | |
| **TOTAL DEMAND 000'S MT** | 133,000 | 215,000 | 4.92% |

Based on the 2005 Market Report, the following table illustrates the projected market demand and indigenous supply of construction aggregates from 2005 to 2020, and the corresponding projected local production deficits in the San Francisco Bay, Los Angeles basin and San Diego areas:

| | Unit | 2005 | 2010 | 2015 | 2020 |
|---|---|---|---|---|---|
| **San Francisco Bay** | | | | | |
| Demand | mST | 39.3 | 42.3 | 44.3 | 47.0 |
| Indigenous supply | mST | 30.2 | 29.7 | 26.2 | 24.8 |
| Local production deficit | mST | (9.1) | (12.6) | (18.1) | (22.2) |
| **Los Angeles Basin** | | | | | |
| Demand | mST | 80.4 | 84.0 | 86.9 | 93.4 |
| Indigenous supply | mST | 79.5 | 62.7 | 60.6 | 48.1 |
| Local production deficit | mST | (0.9) | (21.3) | (26.3) | (45.3) |
| **San Diego** | | | | | |
| Demand | mST | 22.2 | 23.8 | 25.2 | 26.8 |
| Indigenous supply | mST | 19.2 | 17.2 | 10.2 | 6.6 |
| Local production deficit | mST | (3.0) | (6.6) | (15.0) | (20.2) |
| **Combined markets** | | | | | |
| Demand | mST | 141.9 | 150.1 | 156.4 | 167.2 |
| Indigenous supply | mST | 128.9 | 109.6 | 97.0 | 79.5 |
| Local production deficit | mST | (13.0) | (40.5) | (59.4) | (87.7) |

### Pricing of Construction Aggregates in California

The delivered price of construction aggregate in California has been rising over recent years, reflecting growing shortages of local production and higher transportation costs. The Company expects that this trend will continue in the future and could accelerate after 2010, as increasing quantities of long-hauled aggregate meet shortfalls in traditional supply capabilities. Assessed average prices within the defined market areas for 2001 and 2005 are shown in the following table.

| Location | Material | 2001 | 2005 | Compound Annual Growth for 2001-2005 |
|---|---|---|---|---|
| | | Ex. Quarry Prices | | |
| San Francisco | Concrete sand | 10.50 | 12.50 | 4.46% |
| (East Bay) | Coarse aggregate | 9.50 | 11.50 | 4.89% |
| San Francisco | Concrete sand | 13.00 | 14.25 | 2.32% |
| (North Bay) | Coarse aggregate | 11.00 | 13.50 | 5.25% |
| Los Angeles Basin | Concrete sand | 9.00 | 13.00 | 9.63% |
| (Irwindale) | Coarse aggregate | 8.00 | 12.00 | 10.67% |
| Southern California | Concrete sand | 11.00 | 15.50 | 8.95% |
| (San Diego County) | Coarse aggregate | 10.50 | 13.50 | 6.48% |

Prices were obtained by Holmes for locations representative of the market areas being targeted and for the specific materials to be produced by the Orca Project. Published statistics are not representative of the range of the foregoing products or of the foregoing target markets. The Orca Project is expected to produce only sand and gravel for use in concrete manufacture and within specific coastal market areas.

Ex. Quarry Prices are the prices realized by the land based quarry operator at the point of loading products into trucks for road delivery to customers. They also correspond to the prices of products loaded into trucks at a rail or port terminal. Accordingly, the customer makes his purchase decision on the basis of the delivered cost to his site, including all transportation costs. As increasing quantities of aggregates are trucked over longer distances, the delivered cost to the customer will increase and the opportunity for imported products will grow.

**Target Market Summary**

The Company believes that the increasing deficit between the supply and demand for construction aggregate in the defined California markets represents an increasing opportunity for marine imported aggregates of the type expected to be produced at the Orca Project. The Company believes that British Columbia is a prime source for such materials because suitable deposits, capable of being permitted, are known to exist there, whereas Mexico and Alaska are restricted by various factors including: poor geology; environmental restrictions on mining, lack of water for processing; lack of infrastructure; difficult weather conditions and legislative considerations.

Bulk transportation of construction aggregates in large self discharge marine vessels has certain advantages over road haulage including a lower impact on costs attributable to rising fuel prices.

## COMPETITIVE CONDITIONS

**Overview**

The construction aggregates industry is characterized by the delivery of large volumes of materials which have a relatively low intrinsic value and for which the cost of transportation frequently represents half, or more than half, of the final cost to the purchaser. Accordingly, transportation, handling and distribution costs and considerations play a major role in assessing the viability of a new quarry.

Although the markets for aggregates are generally regarded as being relatively local to the sources of production, this is not always the case. Road deliveries dominate the distribution of aggregates overall and in many locations there are simply no alternatives. However, viable alternatives do exist in situations where the infrastructure is in place to accommodate such movements, specifically the existence of ports, or railroads, conveniently located within the markets to be served. In these situations the aggregate source must also be either situated on navigable deep waters or adjacent to an appropriate rail line. When these alternatives for distribution are available the physical location of the aggregate source has less significance. Both shipping and rail offer much lower haulage costs on a per ton-mile basis than trucks, with large self-discharge ships offering the lowest costs of all.

**New Quarries**

There are a number of competitive barriers to developing new resources into active quarries. Particularly prevalent today are the issues of environmental protection; the acceptability of the development to local communities; and the impacts from product shipments especially when using local road networks. In addition, issues of resource quality and quantity; climate; and the availability of water, labour, infrastructure, and power, may also influence whether or not a proposed operation is capable of being developed and economically viable. The costs of identifying and securing the resource, obtaining permits, and the required capital for development, are substantial and success usually takes many years. The combination of these factors, and the scarcity of the opportunities for such developments, means that the barriers to entry are high and the costs are tens of millions of dollars. There is no certainty of success.

**Competitive Modes of Transport**

The rapid depletion of existing construction aggregate quarries in California demands significant ongoing investment by the quarrying industry in geological evaluation, permitting, and quarry development if the industry is to maintain current levels of indigenous production let alone meet the burgeoning demand created by continuing population growth.

There are three modes of long-hauled transportation for aggregate: road, rail, or sea. The viability of each transport system is determined by a number of factors, including the location of the resource, the availability of adequate road or rail systems, and the proximity of deep navigable waters.

In the case of rail and sea movements, receiving terminals are required, either within or near to the market area, to serve as the distribution points to the customers. These terminals must also have access to a good road system for final delivery.

It follows, therefore, that transportation decisions are site specific. Basic factors which influence decision making are:

<u>Road</u> — The cost per ton-mile of road transportation for construction aggregate is significantly higher than by rail or sea. As the cost of diesel fuel increases, road transport becomes less competitive on a ton-mile basis. As the highways become ever more congested this also increases the cost per ton-mile for road distribution as the rates are effectively driven by the time taken to complete a delivery which in turn is a combination of distance and speed. The effect of these logistics is to establish a zone around each source of supply within which that source is more competitive than alternatives. Generally, a supplier that locates near its customer base can expect to enjoy a competitive advantage over a more remote supplier.

<u>Rail</u> — The movement of construction aggregate by rail in the United States is well established in many regions, particularly the east coast and south eastern regions. The Company believes that the recent boom in container imports, particularly from Asia, and the increasing demand for coal exports, has largely absorbed existing rolling stock and line capacity. The large container ports on the west coast, Oakland, Long Beach and Los Angeles, make extensive use of the rail system for distribution.

United States rail companies have closed many tracks and consolidated operations and the Company believes that their ability to respond to the increasing interest of the aggregate industry, especially in California, may well be severely constrained by physical limitations. Rail policies that favour passenger traffic rather than freight and restrictions on hours for freight traffic may negatively effect the transport of aggregates by rail.

Rail operators have, in many instances, removed track in rural areas, and gaining access from a new resource to a rail service and permitting land within the major market areas for a rail receiving terminal development is very difficult. The cost of transporting aggregate by unit trains may depend on whether or not the rail cars have to be switched between one rail operator and another. Switching costs can add significantly to the cost of any particular movement and so a further constraint on rail development may be the desirability of finding resources and terminals connected by a single operator.

There are a relatively small number of existing rail reception depots for construction aggregates in the south San Francisco Bay area and also the greater Los Angeles area. The Company believes that significant further growth of rail competition is unlikely.

Sea — The Company believes the seaborne importation of aggregate from coastal quarries into the United States has grown significantly during the last decade. The growing availability of large vessels offering cost-effective, long-distance bulk haulage capabilities and efficient self-discharge systems, has greatly reduced the cost per ton-mile for aggregate shipping. Logistical and environmental advantages such as proximity of ports to urban markets and to well established road access are other advantages of seaborne distribution. Quarries located in British Columbia, Nova Scotia and New Brunswick, the Bahamas; the Yucatan Peninsula and California Baja, Mexico now supply many coastal US markets.

Ideally, when using seaborne distribution the mineral resource should be located next to suitably deep, navigable water where loading can take place directly from the quarry without the need to truck materials to a port. This is the case at the Orca Project. Access to suitable receiving port terminals within the markets identified is also critical to the economics of a project. Opportunities to develop suitable port terminals are limited and capital development costs are significant. The control of suitable terminals is a significant advantage for the aggregates business. Finally, cost effective shipping must be secured. The Company's strategy is to secure all three critical elements: resource, shipping and port terminals. The Company believes that, within its target markets, its cost base will be competitive with road and rail hauled materials.

**Potential Competition**

Prior to 2001, the supply of aggregate from British Columbia to California locations by sea was limited to periodic shipments of large-sized crushed rock, known as "riprap", to be used for sea defense and other civil engineering purposes. In particular, the Lafarge Group, a French-owned international building materials company, supplied large quantities of riprap from its quarrying operation on Texada Island, British Columbia, for the expansion of the Los Angeles ports. The Lafarge Group continues to supply sea defense rock from Texada Island and has installed a new ship-loader to enable its aggregate exportation business to grow in response to the increasing demand. The Texada Island facility produces crushed rock products whereas the Company will supply natural sand and gravel for concrete. As a consequence, the Company expects that the Lafarge Group will focus on road building material. This market is not currently being targeted by the Orca Quarry whose high quality concrete sand is a material for which there are critical shortages in the San Francisco Bay area.

In 2001, Hanson Plc, a UK international building materials company ("Hanson") entered into an arrangement to access sand and gravel from Sechelt, British Columbia. The operation at Sechelt is owned by Construction Aggregate Ltd., a subsidiary of Heidelberg Cement of Germany. Hanson has publicly disclosed that it commenced importing construction aggregate from Canada for the manufacture of concrete into the San Francisco Bay area in 2001. Hanson recently acquired Mission Valley Rock Company, which operates a 2 million ton per annum sand and gravel pit in the San Francisco Bay area. Hanson also operates a sand dredging company within the San Francisco Bay area and imports Mexican sand into San Diego and Los Angeles, California.

Other seaborne competition may come from the coasts of Alaska, British Columbia, or Mexico. During the period 2000 to 2002, the Company carried out a search of the west coast of North America for suitable properties capable of shipping to California, and retained Mexican consultants to advise on that country's potential. A significant number of sites were examined in British Columbia. In Alaska, climate and remoteness, a lack of infrastructure, long distances to markets, and the U.S. Jones Act (which entails higher freight costs for aggregate deposits located in the United States) were the principal negative factors. Mexican potential was limited by poorer quality geology, a lack of infrastructure, and limited fresh water for processing and washing.

The Company believes that the Orca Project offers a cost-effective source of high quality sand and gravel from coastal British Columbia.

The marketing objective of the Orca Project is to obtain a share of the present and the increasing shortfall between current demand and indigenous supply of construction aggregates in California. Other new sources of supply will be required, including longer distance road deliveries from land-based sources together with additional sea or rail borne movements. The remaining local quarries currently have a competitive advantage on transportation costs in many market areas but their strategy over the past few years has been to increase selling prices. Plant expansion to meet market shortfalls is costly and may be uneconomical depending on the size of the reserve.

The Company is not seeking to compete with or displace existing indigenous suppliers of construction aggregates to the target markets as transportation costs make this unachievable in many cases. Instead, the Company intends to become a competitive supplier that will be able to take advantage of the growing gap between existing supply and future demand. The Company intends to take advantage of local supply deficits in the target markets as demand continues to increase and local supplies continue to decline, as indigenous quarrying operations are depleted and local replacement resources cannot be established.

The Company believes that the Orca Project will be a cost-competitive operation; however, other deposits within British Columbia are being investigated and advanced by other companies that could become competitors in the supply of construction aggregates to the target markets. See "Risk Factors" for further details.

## ORCA SAND & GRAVEL PROJECT

### Overview

The Orca Quarry is a large, high quality, sand and gravel operation located on deep tidewater west of Port McNeill on Vancouver Island, British Columbia. The Company has commenced quarrying and processing the sand and gravel resource to produce construction aggregates products on site. Products will be directly loaded into bulk carriers and shipped to coastal urban markets of North America. The Orca Quarry is comprised of three separate deposits being the East Cluxewe Deposit, the West Cluxewe Deposit and the Bear Creek Deposit. The Company began development of the Orca Quarry, which includes the East Cluxewe Deposit and the associated plant and shiploader in early March 2006. The Orca Quarry is designed and permitted to produce up to 6 million tonnes of sand and gravel per year.

The Orca General Partner (the general partner of the Orca Partnership) obtained all approvals for the development of the East Cluxewe Deposit, these being a Mine Permit and Environmental Assessment Certificate from the Province of British Columbia and clearance for the development under the Environmental Assessment Act (Canada). A consequence of the federal environmental clearance is that the Company received a Navigable Water Protection Act permit from Transport Canada and a Fisheries Act authorization from Fisheries and Ocean Canada. On May 1, 2006, the Company entered into a foreshore lease with Her Majesty the Queen in right of the Province of British Columbia (the "Crown") in respect of the ship loading facility.

The deposits comprising the Orca Quarry are readily accessible surface deposits. Extraction of the minerals utilizes simple open pit methods, which are traditional for the construction aggregates industry throughout North America.

The Company engaged Ross T. Griffiths, P.Eng., David R. Leslie, P.Eng., Francisco Roque, P.Eng., and David A Holmes, R. Geo. (U.S.) (each is a "Qualified Person" as such term is defined under National Instrument 43-101 ("NI 43-101") and is independent of the Company) to prepare a NI 43-101 compliant technical report on the Orca Project dated October 7, 2005, (the "Orca AMEC Report"). The Orca AMEC Report does not analyse the Bear Creek or West Cluxewe Deposits. Messrs. Griffiths, Leslie and Roque are employed by AMEC Americas Limited in Calgary and Vancouver. Mr. Holmes is employed by Holmes Reserves LLC in Colorado, USA. Unless stated otherwise, information in this section is summarized, derived or extracted from the Orca AMEC Report.

Certain information under this heading "Orca Sand & Gravel Project" is based on assumptions, qualifications and procedures that are set out only in the Orca AMEC Report. For a complete description of assumptions, qualifications and procedures associated with the information in the Orca AMEC Report, reference should be made to the full text of the report that is available for review on the System for Electronic Document Analysis and Retrieval (SEDAR) located at the following website: www.sedar.com.

**Property Description and Location**

The Orca Quarry represents the potential development of a large sand and gravel resource to produce high-quality construction aggregates for export to the coastal city markets of North America, particularly in California. A production capacity of approximately 4 Mt/a to 6 Mt/a is envisaged, with all products leaving the site in large ocean-going bulk carriers (Panamax Class or similar) that will be loaded at a dedicated facility constructed on the adjacent foreshore.

The Orca Quarry site is 3.8 km west of Port McNeill, Vancouver Island, British Columbia, and covers approximately 350 ha of land that was clear-cut logged 45 to 65 years ago. Construction aggregate produced from sand and gravel is a natural material benign to the environment. The production process of construction aggregates utilizes only physical processes, principally crushing, sizing, and washing, with no chemicals involved. Aggregates are the principal constituents of all forms of concrete and asphalt, and their wide range of applications makes them fundamental to providing homes, highways, schools, hospitals, and virtually all the facilities and infrastructure necessary to support modern society.

**Accessibility, Climate, Local Resources and Physiography**

The proposed project pit at the East Cluxewe Deposit is located northwest of Port McNeill, British Columbia, on northern Vancouver Island, Canada. Port McNeill is accessible from Vancouver via scheduled daily flights by Pacific Coastal Airlines to Port Hardy, 40 km northwest of Port McNeill, or via ferry to Nanaimo, British Columbia and a 3.5-hour drive north on Island Highway 19. The proposed pit is approximately 4 km from Port McNeill and is accessible from both Highway 19 and a network of logging roads maintained by Timberlands and WFP. Port McNeill experiences cool, moist weather typical of northern Vancouver Island. Annual rainfall in neighbouring Port Hardy averages 1,766 millimetres per year, with the majority falling during the winter months from September to April. Annual temperatures at Port Hardy average 8 C. July and August are the warmest months, averaging 17 C highs. Winter lows average 0.2 C. Temperatures occasionally fall below freezing during winter, but not for prolonged periods.

Traditionally, logging has provided the economic base of Port McNeill, but tourism and sports fishing are becoming larger employers to the community. These resources are supported by a diversity of other businesses such as restaurants, grocery, and general stores. The community has a population of 3,000 people that includes an existing, skilled resource-based industrial workforce. Power supply for the processing and shiploading facilities is provided from an existing power grid that borders the proposed pit on its north and eastern boundaries. This power line supplied power to the now-closed Island Copper mining operation, which was located in the Port Hardy area. No upgrading was required to supply power to the project.

Northern Vancouver Island consists of three major physiographic units: the Nahwitti Lowland, the Susquash Basin, and the Vancouver Island Mountains immediately to the south. The Nahwitti Plateau dominates the northern tip of Vancouver Island, principally to the west of the coastal area. It is characterized by low relief and a smoothed upland, remnants of a dissected Tertiary erosional surface that slopes northward towards Cape Scott.

The Susquash Basin is a triangular-shaped area along the eastern margin of the Nahwitti Lowland extending between Port Hardy and Port McNeill. It is characterized by gentle, rolling to level topography below 300 m elevation, with scattered uplands or hillocks. The lowlands are underlain by gently dipping Cretaceous-Age sedimentary rocks of the Nanaimo Group; the hillocks are made up of Triassic-Age sediments volcanics of the Vancouver Group. Erosion and glaciation of the soft Cretaceous sediments in the basin have produced the lowland topography. The uplands are mantled by colluvial and glacial moraine deposits. Thick Quaternary glacial fluvial and lacustrian deposits consisting of fluvial and glacial-fluvial sand and gravel and marine lacustrian clay mantle the eastern lowlands in the Port McNeill area. These deposits formed 9,000 to 12,000 years ago from the melting of the mountain glaciers to the south. The alluvial and glacial-fluvial sand and gravel deposits are up to 100 m thick in the Cluxewe River area and are the principal targets in the proposed project area.

## Geological Setting

*Regional Bedrock Geology*

In late Middle Triassic time a few hundred feet of black argillite and siltstone were deposited (Parson Bay Formation). Basaltic lava welled up, forming a diabase sill and dyke-complex between the older Paleozoic rocks and the recently deposited Middle Triassic siltstones. Basalt was also sub-aqueously extruded in large quantities forming pillow-lavas. As the water dropped and the area became shallow and subject to waveaction, close packed pillow-lavas were replaced by pillow-breccias and sub-aqueous tuffs. Eventually the volcanic shield rose above the water and basaltic flows, with vesicular tops and bottoms, erupted and reached a maximum thickness of about 3,000 m (Karmutsen Formation). In early Jurassic time, renewed island arc-type volcanism occurred and formed the Bonanza Volcanics. Volcanism was confined mainly to the southwestern part of the basin and/or to the outer arc where andesitic to rhyodacitic lava, tuff and breccia erupted, and intercalated with marine clastic sediments. Volcanism was coupled with major plutonic activity. Plutonism ceased in Middle to late Jurassic time. Uplift and erosion followed in late Jurassic time and clastic wedges were laid down on the outer shelf. Farther ocean-ward, flysch-type sedimentation occurred on the continental slope, or slope of the outer island arc and in a trench west of the arc. Successively overlapping sediments show the eastward transgression of shelf sedimentation in early Cretaceous time. By late Cretaceous time the outer shelf emerged and sedimentation shifted to a northeasterly inner basin with varying marine, delta and lagoon conditions. Bedrock outcrops with and without colluvial veneers are common in the high relief areas south of Port Hardy and in the northwest and southwest corners of the project region, respectively. Scattered outcrops also occur in the highland area south of Port McNeill. The structure of the project region is dominated by block faults and exhibits a medial north northwest trending arch, flanked by fault blocks with outward dipping strata. The entire region is crisscrossed by irregular sets of steep to vertical faults of normal or strikeslip, but largely unknown, displacements. These blocks are divided by the Brooks Fault Zone into southeastern and northwestern groups.

The Susquash Basin borders these blocks on the northeast, and the Pacific Rim block forms the continental slope on the southwest. The Orca Quarry is located at the convergence of several major faults and fault zones. It is underlain by Upper Cretaceous Nanaimo Group sediments, overlying Karmutsen lavas and is pierced by several later Tertiary volcanic structures. The local area is chiefly underlain by the Vancouver Group, consisting of a basal Middle Triassic sediment-sill unit, a thick pile of Triassic basaltic volcanics (Karmutsen Formation), Upper Triassic carbonate, pelitic and volcanoclastic sediments (Quatsino and Parson Bay Formations), and a Lower Jurassic sequence of basaltic to dacitic effusive and pyroclastic volcanics with minor intercalated sediments (Bonanza Subgroup).

*Property Geology*

The East Cluxewe Deposit rest on flat-lying bedrock of Cretaceous-Age sediments of the Nanaimo Group. The sedimentary bedrock consists principally of coarse sandstone grit with minor inter-bedded shales and coal horizons. The sediments have been intruded by a small andesite body which is exposed in a rock quarry on the east side of the Cluxewe River. It was also intercepted at the bottom of two drill holes. This intrusive body is one of a series of Tertiary-Age intrusives that were emplaced along a northeast structural trend through the northcentral part of Vancouver Island.

The sand and gravel deposit is overlain by overburden material consisting of Podozilic soils that are formed under cold and temperate coniferous forests from the degradation of needles. Overburden material thickness is in the order of 1 m to 2.5 m. The sand and gravel deposit consists of two clearly definable horizons labeled Stratum A (upper) and Stratum B (lower). Material in Stratum A is a mixture of coarse aggregate with fine aggregate in the interstitial spaces. Stratum B is represented by fine to medium sand. The sand and gravel deposit is well exposed in 12 pits and road cuts along its 11,000 m length. A third horizon labeled Stratum C (lowest) was identified which consisted of a very fine glacial till. This stratum contains silt or fines in excess of 40% and is considered to have no economic value and therefore does not form part of the resource. The sand and gravel is composed predominantly of volcanic material with minor granitic material, dark dyke rock, limestone, and metamorphic material.

*Deposit Types*

The East Cluxewe Deposit is a well-sorted, fluvio-glacial sand and gravel deposit that reflects a regressive depositional environment. The upper layers consist of approximately 40 m of coarse sands and gravels. This is followed by a layer of predominantly medium and fine-grained sands with minor coarse sand and silts. This middle layer ranges from 22 m thick on the eastern edge of the deposit to almost no thickness at all on the west side near local bedrock highs. Below this is a glacial till of very fine sands and silts.

**Mineralization**

The coarser fraction from of the borehole composite samples were sent to the petrographic laboratory of Golder Associates in Surrey, British Columbia. Mineralogical point counting showed that the majority of the gravel is made up of mafic and intermediate volcanics, approximately 61%. See the summary of mineralogy from the petrographic report in table below.

| Host Rock Category | Average Percent Composition | Range of Data (%) | | |
|---|---|---|---|---|
| Mafic Volcanics | 60.7 | 58.4 | to | 65.2 |
| Felsic Volcanics | 10.6 | 7.2 | to | 14.1 |
| Other Volcanics | 2.6 | 1.1 | to | 4.2 |
| Plutonic Rocks | 21.5 | 17.0 | to | 25.5 |
| Metamorphic Rocks | 2.7 | 1.9 | to | 4.1 |
| Quartzite | 1.3 | 0.0 | to | 3.0 |
| Limestone | 0.5 | 0.0 | to | 1.0 |

Petrographic number was also calculated during the analysis. This calculation classifies a material based on characteristics relevant to engineering uses. It examines structural aspects of the individual minerals that pertain to porosity, strength, and presence or absence of defects such as vugs, voids, fissures, cracks, and impurities. The results for all the tested samples were 'good' this being the highest rating on the Petrographic Number Scale.

**Exploration and Drilling**

From May to October 2003, a detailed program of road building, line cutting, mapping, surface sampling, and shallow seismic was carried out. The seismic program was undertaken by Frontier Geosciences Inc. ("Frontier"), of North Vancouver, British Columbia. Frontier was also responsible for the interpretation of the results. During May and June 2003, Frontier completed a total of approximately 10 km of seismic refraction survey involving 15 separate seismic lines. On the East Cluxewe Deposit, 11 seismic lines were laid out in an east-west, sub-parallel arrangement at approximate spacing of 250 m to 300 m apart. Three lines were run on the smaller West Cluxewe Deposit. One line was run near a gravel pit approximately 1.5 km east of the main East Cluxewe area.

Polaris conducted a drilling program on the Orca Quarry from September 19 to 29, 2003. Polaris established the hole locations after consultation with Beck & Associates, Geo-consultants Inc. and a review of the exploration seismic data. The goal was to improve upon the geological interpretation of the deposit and obtain representative samples for quality analysis.

Polaris contracted Layne Christiansen of Tacoma, Washington State, to perform the reverse circulation drilling. Christiansen used a model 180, truck-mounted Becker Hammer drill rig. The Becker system is suited for the drilling of unconsolidated material like sand and gravel. For this program, a 9 inch (228 mm) outside diameter, double-wall drill pipe was used. Samples were collected in a continuous stream via the inner pipe feeding the separating cyclone mounted to the side of the rig. Sufficient compressor capacity was available to reach depths exceeding 200 ft (61 m). Polaris completed a total of 13 reverse circulation exploration holes and one additional hole for groundwater studies. All holes were vertical. This drilling totaled 2,200 ft (670 m).

**Sampling, Analysis and Data Verification**

*Sampling*

Samples used for deposit evaluation include surface grab samples and reverse circulation drill hole samples. Surface grab sampling was primarily used for reconnaissance purposes to focus the search to a specific gravel and sand deposit in the area. This was followed up by the detailed sampling from the reverse circulation drill holes on the East Cluxewe Deposit. Polaris established a standardized procedure for recovering, collecting, logging (recording), and representatively sampling the material from the reverse circulation drilling program.

One set of 3.1 m (10 ft) samples and the composites were shipped to laboratories in Burnaby and Surrey, British Columbia, for analysis work. The other sets were retained at a warehouse in Port McNeill. No special security measures were taken for loading and transporting the samples to the laboratories other than those for normal freight transport. Samples were transported from the Port McNeill warehouse to the laboratories in Vancouver by a contracted highway trucking firm.

*Analysis*

All of the individual 3.1 m (10 ft) samples and the composites were sent to AMEC Earth and Environment's geotechnical testing laboratory in Burnaby, British Columbia. Additional testing on the composite samples were performed at Golder Associates' material laboratory in Surrey, British Columbia. All tests performed are standard tests of the American Society for the Testing of Materials ("ASTM") or from Caltrans.

*Data Verification*

AMEC technical staff visited the Port McNeill office/warehouse and the Orca Quarry site on August 11, 2005. AMEC also visited the head office of Polaris Minerals in Vancouver on August 12, 2005. At that time, Polaris staff were interviewed and additional project data was reviewed.

Surface exposures of the gravel deposit were examined to confirm mineralogy and size distribution of the material. Four random grab samples were taken at the WFP's gravel pit. Visual inspection showed about 70% of the gravel to be mafic, with a very fine grained to aphanitic texture. The rest of samples appeared granitic or mafic plutonic. None of the grab samples displayed felsic volcanic or limestone. All the gravels were rounded to sub-rounded and cubic in shape. A single sand grab sample was estimated to contain 50% quartz, 45% mafic minerals, and 5% feldspar (pinkish mineral). This mineralogy and texture compared favourably with all the sampling done by Polaris to date.

Drill sites were accessed to confirm activity had taken place. In addition, the access road cuts were examined to confirm the generally thin cover of soils above the gravel deposit. At the Polaris warehouse in Port McNeill, a representative number of the 10-gallon retained sample and composite pails were opened. Material was checked for mineralogy, and the size distribution was noted and compared to the sample interval. This helped verify the premise that the coarser gravel material was at shallower depths than the finer sand material. Also, the sample tag information was compared to the information written on the outside of each pail. This information matched for all the pails examined.

**Mineral Resources and Reserves**

*Mineral Resources*

According to the Orca AMEC Report, resource volumes were calculated by the LSS software program. All volumes represent Measured and Indicated material within a conceptual pit and above the water table. Conversion of volume to weight is accomplished with a bulk SG of 2.01.

Resource classification was established by distance from nearest data point. It was determined that for this type of deposit, data falling within 300 m of a drill hole data point and within the outer resource boundary would be classified as measured. All other resources that fell within the resource boundary would be classified as indicated. No inferred resources were reported.

The resource figures for the Orca Quarry are as follows. The resource estimates for the East Cluxewe deposit were prepared by Ross T. Griffiths, P.Eng. of AMEC Americas Limited pursuant to the Orca AMEC Report, while those calculated for the Bear Creek deposit and West Cluxewe deposit were prepared by other Qualified Persons. As of the date hereof, Mr. Griffiths is employed with AMEC Americas Limited. For a complete description of assumptions, qualifications and procedures associated with the information in the Orca AMEC Report, reference should be made to the full text of the report that is available for review on SEDAR.

| | Tonnage (Mt) | | | |
|---|---|---|---|---|
| **Name** | **Inferred Resources[(1)]** | **Indicated Resources[(1)]** | **Measured Resources[(1)]** | **Indicated & Measured Resources** |
| East Cluxewe deposit[(2)] | | | | |
| Stratum A (Coarse Aggregate) | — | 17.5 | 85.8 | 103.3 |
| Stratum B (Fine Aggregate) | — | 6.8 | 24 | 30.8 |
| Total | — | 24.3 | 109.8 | 134.1 |
| Bear Creek deposit[(3)] | 34.0 | 22.5 | 14.7 | 37.2 |
| West Cluxewe deposit[(3)] | 4.0 | 14.0 | 20.0 | 34.0 |

**Notes:**

(1) Mineral resources are not mineral reserves and do not have demonstrated economic viability. The mineral resources have been categorized in accordance with the classifications defined by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM").

(2) The estimates with respect to the East Cluxewe deposit are taken from the Orca AMEC Report.

(3) A Qualified Person has verified the data relating to this deposit.

*Mineral Reserves*

Reserves are a subset of the Resource numbers. The two values cannot be added or combined in any way. Reserves represent the above-water table volumes in the conceptual mine plan multiplied by a combined mine and plant recovery factor and the SG. The key assumptions, parameters and methods used to estimate both the mineral resources and reserves are as follows:

- 2.01 Specific Gravity.
- 2% loss at the contact with the soils and subsoils.
- 3% loss of fine material (silt) as determined from the mine scheduling material balance. The AMEC process plant feasibility study, April 2005, estimated 4% silt material.
- Material in the fines layer (Stratum C) was considered waste for the purposes of reserve estimation and excluded from the totals.
- Resources located adjacent to the plant site are not included in the mine plan. Approximately 3.7 Mt of Stratum A (coarse aggregate) and 2.4 Mt of Stratum B (fine aggregate) resources are located in this area.

The reserves figures of the Orca Quarry are set out in the table below. For a complete description of assumptions, qualifications and procedures associated with the information in the Orca AMEC Report, reference should be made to the full text of the report that is available for review on SEDAR.

| Name | Tonnage (Mt) Probable Reserves | Proven Reserves[1] | Proven & Probable Reserves |
|---|---|---|---|
| East Cluxewe Deposit | | | |
| Stratum A (Coarse Aggregate) | 16.6 | 78 | 94.6[2] |
| Stratum B (Fine Aggregate) | 6.5 | 20.5 | 27[3] |
| Total | 23.1 | 98.5 | 121.6 |

**Notes:**

(1) The mineral reserves have been categorized in accordance with the classifications defined by CIM. Mineral reserves are a subset of the mineral resource numbers. The two quantities cannot be added together or combined in any way.

(2) Represents 77.8% of the total.

(3) Represents 22.2% of the total.

## Mining Operations

The Orca Quarry is constructed and production began in February 2007. The Orca Quarry was completed for an overall budget, including the marine shiploading terminal, of US$53 million. The initial construction cost of the Richmond terminal was estimated at US$36.5 million but was subsequently reduced to US$27.4 million through a redesign of the Richmond Terminal which more economically accommodates the complex ground conditions prevalent around the San Francisco Bay. Two, 24 cubic metre tandem-powered self-loading scrapers are onsite collecting materials A single tracked dozer supports these scrapers by developing the initial access across and down the production face for each mining panel. Mining panels will be approximately 30 m wide established on a downward gradient traversing the production face. To maintain a balanced production face, access to sequenced mining panels will alternate between the established return routes located on the east and west mining limits of the pit. A front-end loader is used to recover bench remnants, and cleanup spilled materials.

Production rates of saleable product will range from a low of 1.4 million tonnes per year building up to nearly six million tonnes per year. This production build up will be achieved by increasing the number of annual operating hours, initially by working more days during the year and then by adding another shift. AMEC believes the mine plan is reasonable and achievable with the proposed equipment mix and cost expectations. Pit pre-production development will be contract operated and will include the plant site footprint, conveyor accesses, stockpile draw-points and the initial production face development. Material from the development areas will be stockpiled by soil classification. Mine plans have been created for the life-of-project in sufficient detail to facilitate the development of material yields and equipment scheduling.

*Material Processing*

The materials handling portion of the project consists of a receiving hopper equipped with a grizzly to prevent large boulders from passing onto the field-collecting conveyor. This hopper will receive "as-dug" sand and gravel excavated from the working face by the scrapers. In later years, the receiving hopper will be relocated, and additional collecting conveyors will be installed to suit the mine plan. The field conveyor system transports the sand and gravel from the hopper onto a surge storage stockpile ready for processing.

The processing of the sand and gravel is relatively simple. It consists of screening to separate the individual particle sizes, crushing of oversize gravel that is larger than 25 mm, followed by washing of the products. Material will be reclaimed from the run-of-pit storage stockpile by feeders and conveyors mounted in a multi-plate reclaim tunnel to feed the necessary screens, crusher, and sand washing system. Fine material (silt) which is removed during the washing process is sent to a settling pond system where it is collected and eventually used in the site reclamation.

The various products will be loaded aboard a ship at a maximum rate of 4,500 tonnes per hour. The products, ready for shipment, will be stacked in four stockpiles, one for large gravel, minus 25 mm x 12.5 mm; one for small gravel, 12.5 mm x 4.75 mm; and two for coarse concrete sand, minus 4.75 mm. Each stockpile will have an estimated live capacity of 30,000 tonnes. Three variable-speed feeders under each stockpile will withdraw the gravel and sand and feed a common reclaim conveyor running through a reclaim tunnel beneath the product stockpiles. Any one of the belt or vibrating feeders under each stockpile can deliver 1,500 tonnes per hour. The reclaim conveyor will transfer the product from the reclaim tunnel to the shiploader conveyor. A service road runs along the length of surface-mounted conveyor from where it day-lights from the reclaim tunnel to the point of elevation off shore to the shipping vessel.

*Reclamation*

Reclamation will be progressive, commencing in approximately Year 3 to Year 4 of the mining operation. Once progressive reclamation begins the soils salvaged ahead of the mining advance will be hauled directly to areas ready for reclamation. Progressive reclamation will keep the total area under disturbance to a minimum.

*Production Forecasts*

The Orca Quarry is designed and permitted to produce up to six million tonnes of sand and gravel per year with a life of mine of approximately 25 years. Production will be entirely dependent upon the demand for the Company's products, and the ability of the Company to negotiate sales contracts with consumers.

*Capital Costs*

The construction of the Orca Quarry was completed for an overall budget, including the marine shiploading terminal, of approximately US$53 million. The initial construction costs of the Richmond Terminal was estimated at US$36.5 million. The Company expects capital cost savings in the approximate amount of US$9.1 million for total construction cost of approximately US$27.4 million through a redesign of the Richmond Terminal. This reduction reflects the Company's view that it more economically accommodates the complex ground conditions prevalent around the San Francisco Bay.

**Environmental and Mine Permits**

*Environment*

The Canadian Environmental Assessment Agency's Comprehensive Study Report, dated June 30, 2005, concluded that, "Based on the information contained in the Application; communications with agencies and First Nations, and the public; and the Proponent's responses and commitments, the responsible authorities concluded that the Project is not likely to cause any significant adverse environmental effects". On October 5, 2005, the federal Minister of the Environment issued his Decision Statement concluding "No additional information is necessary and that there are no public concerns that need to be further addressed."

The British Columbia Environmental Assessment Office issued Environmental Assessment Certificate M05-1 on July 14, 2005. Schedule B of this certificate, the Compendium of Proponent Commitments, outlines proponent requirements during construction, operation, and closure of the project, addressing: project design, vegetation, reclamation, wildlife, groundwater, rivers and creeks, marine water quality, marine fish habitat, marine species, air quality, viewshed, noise, employment, archaeology, First Nations, and safety. See "Legal Proceedings" and "Risk Factors".

*Mine Permit*

The BC Mines Permit G-225, issued July 28, 2005, outlines the conditions for the reclamation program. A security bond of $1 million is required. One half, $500,000 was paid at the start of pre-production stripping and the remainder is due 12 months thereafter.

## EAGLE ROCK QUARRY

**Overview**

The Eagle Rock Quarry is a large high quality granodiorite (commonly referred to simply as "granite") deposit located on deep tidewater 15 kilometers south of Port Alberni, British Columbia on the West Coast of Vancouver Island. The Eagle Rock Quarry is 70% held by Eagle Rock, and 30% held by the Hupacasath (indirectly), Ucluelet (indirectly) and Tseshaht (in trust) First Nations as to 10% each. It is located on land held by the Crown within the asserted traditional territories of the Hupacasath, Tseshaht, and Ucluelet First Nations. Eagle Rock holds a 50 year crown lease for the exploitation of crushed rock and sand and gravel resources and covers 339 hectares. Eagle Rock has also applied for a foreshore lease from the Port Alberni Port Authority over a portion of the adjacent foreshore where the ship loading facility would be developed. The directors of the Port Alberni Port Authority have approved the lease, in principle, and negotiations of the commercial terms for the lease are in progress. Although the Company anticipates that it will enter into such foreshore lease, no definitive agreement has been reached in this regard and accordingly no assurance can be given that such agreement will be reached.

A mine permit was obtained for the Eagle Rock Quarry in 2003 and the Company is seeking market outlets that would support the development of the Eagle Rock Quarry to produce crushed rock construction aggregate products on site. Products would also be shipped in bulk carriers to coastal urban markets in the Pacific.

The Company engaged Larry B. Smith, R. Geo., C.P. Geo. (who is a "Qualified Person" as such term is defined under NI 43-101 and is independent of the Company) to prepare a NI 43-101 compliant technical report on the Eagle Rock Quarry dated November 18, 2005 (the "Eagle Rock Report"). Mr. Smith is employed by AMEC E&C Inc. in Glendale, Arizona. The Eagle Rock Report provides an independent technical review of the mineral resources, operations, and development of the Eagle Rock Quarry as at November 18, 2005.

Unless stated otherwise, information in this section is summarized, derived or extracted from the Eagle Rock Report. The following information under this heading ''Eagle Rock Quarry'' is based on assumptions, qualifications and procedures that are set out only in the Eagle Rock Report, unless otherwise stated. For a complete description of assumptions, qualifications and procedures associated with the information in the Eagle Rock Report, reference should be made to the full text of the report that is available for review on SEDAR located at the following website: www.sedar.com

**Property Description, Tenure and Location**

The Eagle Rock Quarry comprises a large granite deposit located on deep tidewater 15 kilometers South of Port Alberni, British Columbia on the west coast of Vancouver Island.

Eagle Rock holds a 50 year Crown lease for exploitation of crushed rock and sand and gravel resources covering the entire area of granodiorite, sand and gravel being considered for mining. The Eagle Rock Quarry includes minor occurrences of sand and gravel which are not considered suitable for commercial development but may be used as an aggregate for site development and construction. The lease covers 339 ha and commenced November 1, 2005. Mineral claim and lease boundaries have been surveyed.

The Company originally staked two foreshore lease applications of 25 ha and 6 ha to provide docking facilities north and south of Hocking Point. Eagle Rock subsequently dropped the 25 ha lease to the south in favour of extending the 6 ha lease to 12.5 ha to the north of Hocking Point where water conditions were much better. On January 16, 2002, an agreement was approved by the Port Alberni Port Authority under which Eagle Rock will assume the lease of the southern portions of certain lots thus extending the 6 ha foreshore lease application to the north. This transfer of rights is conditional upon Eagle Rock receiving a Project Approval Certificate under the BC Environmental Assessment Act. This foreshore area is located to the north of Hocking Point and is suitable for ship loading according to a sonar survey.

**Accessibility, Climate, Local Resources, Infrastructure and Physiography**

The Eagle Rock Quarry is reached by traveling 28 km southwest of Port Alberni on the Macktush Creek and Cous Creek logging roads. The proposed quarry area is comprised of low, tree-covered hills, which have been extensively logged, along the west side of the Alberni Inlet. This area can also be reached by boat at a distance of 15 km southwest of Port Alberni.

The west side of Vancouver Island has a relatively humid and cool climate. Average daytime temperature in the summer is mid 20°C. The average temperature in winter is approximately 0°C. West Vancouver Island is one of the wettest environments in the Pacific Northwest. Annual rainfall is in excess of 100 cm.

Topography at the project is moderate, consisting of a series of terraces that rise from sea level along the shore of the inlet to an elevation of 333 m at a point 1.5 km west of Hocking Point. Bounded by Featherstone Creek on the north, which empties into the Macktush Inlet immediately to the south of the Macktush campsite, and by Cook Creek on the south, the proposed quarry site forms a broad hill approximately 2 km by x 1.2 km. This hill is located immediately west of a large topographic bench, which is immediately above tidewater.

The western half of the bench contains sand and gravel deposits. The east half of the bench is proposed as a site for stockpiling and conveying of crushed rock. The proposed quarry area is not cut by perennial streams and has numerous areas where ponds can be constructed for settling fines washed from crushed rock.

Port Alberni is a deep-water port serviced by a community of approximately 19,000 inhabitants. The timber industry and related shipping has been the main source of commerce, but these activities have decreased significantly in the last decade. The local labour force is highly skilled.

The Alberni Inlet is 30 km long and is routinely navigated by ships by lumber carriers of from 43,000 to 56,800 dwt. The Pacific Pilotage Authority located at Cape Beale manages pilotage within the Inlet. Tugs are available in Port Alberni.

During the course of the feasibility study BC Hydro confirmed that they would make power available to be supplied through a 25 kV overhead pole line from Port Alberni to the quarry site along existing logging roads. Budget prices were sought from three specialist contractors and were of a similar magnitude to the cost of an on-site diesel generation facility. The Environmental Assessment Certificate held by Eagle Rock was issued on the basis of on-site diesel power generation and that an amendment will be required if the BC Hydro grid supply is to be pursued plus easements for the pole line over the lands between Port Alberni and the quarry site will also be required.

Water for product washing and domestic use (non potable) will be obtained from holding ponds constructed near the processing facilities with water diverted from South Creek.

**History**

The Company conducted a review of potential quarry sites in 2001 ranging from Mexico to Alaska. This work resulted in the identification of the Eagle Rock Quarry site as the most suitable. In early 2001, the Company commissioned a report to prepare a conceptual study of the aggregate site. This report was used to support the Company's Crown land application and foreshore lease applications.

An exploration program in January 2002 was commenced to better define the development potential of granite resources on the property. Work was designed to determine the suitability of granodiorite for use as concrete and asphalt aggregate and to demonstrate the continuity of these characteristics within the area of interest.

Concurrent with exploration studies, the Company prepared a preliminary assessment of the Eagle Rock Quarry in 2002 (the "Preliminary Assessment"). The Preliminary Assessment included an evaluation of aggregate markets in California, review of options for shipping, consideration of appropriate mining, processing, and reclamation plans, evaluation of social, economic, and environmental planning factors, development of preliminary capital and operating costs and preliminary financial modeling of the proposed operation.

The Company also commissioned studies of major aggregate markets in California including the 2005 Market Report (see "Industry Overview - Market and Sales Strategy for Construction Aggregates" for further details).

In July 2002, Eagle Rock was formed as a joint venture with the Company having a 70% interest and the remaining 30% interest held by the Hupacasath, Ucluelet and Tseshaht First Nations (the latter held in trust by the Company) as to 10% each. In October 2002 the Company, through its wholly owned subsidiary Quality Rock Holdings Ltd, entered into the Eagle Rock Shareholders Agreement with the Hupacasath, Ucluelet and Tseshaht First Nations to govern the affairs of Eagle Rock.

In late 2002, Eagle Rock commissioned AMEC to complete a feasibility study (the "Eagle Rock Feasibility Study") of the Eagle Rock Quarry, including updated quarry designs, design of process facilities and infrastructure, geotechnical investigations, environmental considerations, project execution plan and capital and operating cost estimates. The study was continued until March 2003, but was not entirely completed because the Company made the strategic, market driven decision to develop the Orca Project first and defer development of the Eagle Rock Quarry.

Eagle Rock was granted a 50 year Crown lease covering the upland portion of the project commencing November 1, 2005. An agreement in principle was made with the Port Alberni Port Authority and the landowners for the foreshore portion of the project for the docking facilities and the terms of the draft lease are currently being negotiated.

In 2005 the Company commissioned AMEC to prepare a NI 43-101 compliant report of the Eagle Rock Quarry, and that report is the Eagle Rock Report which was completed on November 18, 2005.

Eagle Rock was issued a Mine Permit on September 24, 2003 for the Eagle Rock Quarry. They were granted an Environmental Assessment Certificate on September 17, 2003 and a conditional water license on March 15, 2005.

**Geological Setting**

*Regional Geology*

The Eagle Rock Quarry is located in the southern part of the Insular Belt of the Canadian Cordillera. The region is underlain by Paleozoic, Mesozoic, and Cenozoic age sedimentary, igneous, and metamorphic rocks, which are partitioned by a northwesterly-aligned structural fabric. Devonian calc-alkaline, marine volcanic rocks of the Sicker Group are the oldest rocks in the region. These are present north of the project near the head of the Alberni Inlet. Tholeiitic lavas of the Triassic Karmutsen Formation overlie the Sicker Group. Karmutsen volcanic rocks underlie most of the area surrounding the proposed quarry site. Early Jurassic granitic plutons of the Island Intrusive suite, which is the same age as Bonanza Formation volcanic rocks, intrude all layered sequences. The plutons occur as a series of relatively small, three to ten kilometre long stocks, most commonly located within the cores of anticlines.

The metamorphosed sedimentary and volcanic rocks of the Alberni Inlet region are folded along northwest trends within a broad anticlinorium termed the Buttle Lake Anticlinorium. The anticlinorium is characterized by broad, open folds in the Karmutsen volcanics and more irregular folds and thrust faults in the Sicker Group and Bonanza Group volcanics. Folds are cut by frequent faults and shear zones orthogonal to fold axes.

The northwest trending, Cowichan Anticlinorium is the most prominent feature in the Alberni region, located near the top of Alberni Inlet. Subsidiary folds are both parallel and oblique to the trend. The subsidiary Macktush Anticline in the project area displays a broad open fold in the massive lavas of the Triassic age Karmutsen Formation, with an axial plane strike of 315° azimuth and symmetrical dips of 30°. A felsic granitic intrusion on the westerly flank of the Corrigan Pluton intrudes massive pillow lavas of the Triassic age Karmutsen Formation along the axis of the anticlinorium in the project area,

*Local Geology*

Three mappable rock units are present in Eagle Rock's Eagle Rock Quarry: a Jurassic age granitic intrusion of the Island Intrusive Suite, a quartz-feldspar porphyry dyke and the Triassic age Karmutsen Formation consisting of massive basaltic lavas.

The granitic intrusive underlies the majority of the project area. It measures 3 km x 2 km and intrudes Karmutsen lavas in the core of the Macktush anticline along a north trend. The quartz feldspar porphyry dyke intrudes the granitic intrusive in the centre of the project area along an east-west trend. It varies in width from 5 m to 30 m and has been mapped along a strike of 800 m. The Karmutsen Formation massive basaltic lavas are present in the northeast and southwestern margins of the project area and are in fault contact with the granitic intrusive.

**Exploration**

The Company developed an exploration program to define the continuity of physical and chemical characteristics of the Corrigan granodiorite over the entire area proposed for quarrying. This program consisted of the following elements:

- detailed mapping of outcrops and road cuts
- collection of bulk samples from road cuts for materials testing
- drilling nine core holes at a nominal spacing of 0.5 km. Design depth of each core hole was the base of the proposed quarry (75 m elevation)
- detailed geological and geotechnical logging of core
- sampling of core for materials testing
- thin-section studies
- geochemical analyses of seven granodiorite samples.

*Geological Mapping*

Logging roads transverse a majority of the proposed quarry site. Roads generally follow natural terraces in the granite and are spaced at nominal horizontal and vertical intervals of from 200 m to 300 m and from 50 m to 75 m, respectively. Although vegetation is relatively thick, outcrops of bedrock comprise from 25% to 40% of south-facing slopes in the quarry area. Outcrops are scarcer along the north edge of the proposed quarry where slopes are north facing. The availability of outcrops and road cuts is highly advantageous for mapping physical characteristics of the granodiorite and structures such as fault and fracture zones. Outcrop and roadcut exposures are almost continuous between drill holes and the granodiorite intrusive is highly uniform throughout this area.

The Company geologists mapped road cuts and outcrops in the period between January 8 and March 5, 2002. Geological and geotechnical features were logged at points spaced at a nominal 150 m throughout the map area. The mapping was carried out in a manner that produced data for a majority of surface exposures throughout the entire planned quarry area at elevations from approximately 100 m to the top of the hill at 333 m. A total of 143 sites were mapped.

Jointing is the dominant mappable feature observed in the uniform granite. The Company measured Rock Quality Designation (RQD) and joint orientations at all surface geological data points and performed detailed logging of joint condition, number of joints and RQD measurements on drill core. AMEC and the Company also plotted RQD measurements on a topographic plan of outcrop locations for the property.

The orientation and frequency of jointing in the Corrigan granodiorite should be beneficial to excavation of an even-sized coarse fraction prior to placement of materials in a primary crusher. Optimal blasting design will need to be determined to produce the best combination of feed to the primary crusher and limit production of fines. The jointing may also be beneficial to development of angular (square) fracture faces in crushed rock, a desirable characteristic for asphalt aggregate.

Exploration, geological mapping, sampling and drilling demonstrate that the physical characteristics of the Corrigan granodiorite have a very high continuity across the proposed quarry area.

For a more detailed discussion of exploration activities conducted at the Eagle Rock quarry, including results of surveys and investigations, the procedures and parameters relating to such surveys and investigations, and the more detail on the interpretation of the exploration information, see the Eagle Rock Report that is available in full on SEDAR.

**Mineralization**

The host rock for the Eagle Rock Quarry Project is a granitic intrusive identified as the Corrigan Pluton (the "Pluton"). The Pluton measures 3 km by 2 km and intrudes into surrounding Karmutsen formation lavas. The proposed quarry site is approximately 1.5 km across and is positioned in the centre of the Pluton, away from areas that potentially could have a high frequency of volcanic inclusions or zones of more intense shearing.

This intrusive is a light grey-white weathering, non-foliated granodiorite. It is medium grained, slightly porphyritic, uniform granodiorite to potassium quartz diorite. The granodiorite consists mainly of from 45% to 75% plagioclase generally with more calcic cores and sodic rims, anhedral to subhedral 1 mm to 3 mm crystals. Quartz ranges from 15% to 25% as interstitial 0.5 mm to 2.0 mm crystals containing a few inclusions of mafic grains and K-spar. Potassium feldspar averages 10% to 15% and occurs as anhedral 0.5 mm to 1.0 mm grains. Many grains contain dusting of hematite with patches of calcite-epidote replacement. Mafic minerals comprise from four to five percent of the rock and consist mainly of 0.3 mm to 0.88 mm crystals of biotite with or without hornblende, with slight alteration to chlorite. Opaque minerals average from 0.3% to 0.5% and are generally magnetite.

The dominant alteration is propylitic with slight alteration of the feldspars to chlorite and sericite, and biotite partly altered to chlorite. Potassium feldspar contains dusty hematite and patches of carbonate-epidote. Inclusions of fine to medium-grained diorite or meta-volcanics comprise less than 1% of the rock.

Thin section studies revealed no petrographic characteristics that might be deleterious, nor the presence of undesireable minerals such as opal, chert and chalcedony. The absence of these minerals is very important as they are known to be potentially reactive with the alkalis present in concrete mixes, a damaging reaction referred to as Alkali Silica Reactivity.

AMEC observed in its field examination that small dikes and local zones of leucocratic, fine-grained phases are also present in the Pluton. One felsic dike from two to five meters wide cuts east-west through the centre of the granodiorite and was mapped by Eagle Rock Materials Ltd. as a separate geological unit. The dike area is a dark green siliceous dacite dyke with from 15% to 20%, 2 mm to 3 mm quartz and feldspar subhedral crystals in a very fine grained dark green siliceous groundmass with sericite-ankerite alteration.

Leucocratic zones are relatively small (a few metres across) and irregular. Small (1 cm to 5 cm) inclusions of mafic Karmutsen volcanic rocks are common, but rarely exceed more than a few percent of the rock.

For a complete description of the geology and mineralization of the Eagle Rock Quarry, reference should be made to the full text of the Eagle Rock Report.

**Drilling**

The Company drilled nine NQ2 (i.e., 50 mm diameter) core holes totaling 1,529.5 m. Core holes are located from 300 m to 500 m apart and were positioned to determine the continuity of granodiorite and any other rock types within the full extent of the proposed quarry. All holes are vertical. Depths range from 100 m to 225 m depending on the collar elevation. The base of the concept quarry (elevation of 80 m) was used to determine the depth of each hole. Hole locations were established with a non-geodetic grade GPS. Acid bottle tests were used at the base of each hole to estimate deviations from vertical. No significant deviations were noted.

Geological and geotechnical logging was performed by the Company geologists during the period between January 8 and March 5, 2002. Logging was performed at a facility in Port Alberni where the core is presently secured in storage.

Core was drilled with a 3.3 m core barrel. Core recovery was generally 100% with local short intervals (0.1 m to 0.3 m) of 75% to 90% recovery in highly fractured and faulted zones. Average recovery was 98%. Core was placed in 4 m wooden boxes and transported to a logging and storage facility in Port Alberni. The core was then washed, photographed with a digital camera and logged for geological and geotechnical elements.

Core was logged using the Knight Piesgod geotechnical manual and number of features were logged. RQD values indicate a weakly fractured rock without significant zones of strongly broken material. For all nine drillholes, the RQD averages 78%, with a standard deviation of 25% and a coefficient of variation of 0.31. RQD is most strongly affected by jointing, which does not lower the usefulness of the granodiorite but instead may improve angular breakage of the rock. Relatively limited, narrow zones of strongly fractured granodiorite have very low RQD values.

**Sampling Method and Approach**

*Roadcut and Outcrop Sampling*

The Company collected seven, 60 kg samples of granodiorite from road cuts at different sites throughout the proposed quarry. The road cuts are actually small quarries of granodiorite that Weyerhauser used for base materials in building timber access roads in the immediate area. In this regard, the sites are good locations for unweathered granodiorite. Road cuts form vertical faces from five to ten meters high. Sample locations were surveyed with a non-geodetic grade GPS. Location accuracy is ±5 m.

The Company geologists collected samples using a 6 kg sledgehammer. Samples were first stored at a locked facility in Port Alberni then transported to the AMEC Earth and Environmental (AMEC E&E) laboratory in Burnaby, B.C. for materials testing.

The Company submitted the samples to AMEC E&E, Burnaby, B.C. for materials testing. AMEC E&E performed the Los Angeles Abrasion Test, Magnesium Sulphate Soundness Test, Bulk Specific Gravity and Absorption, and Bulk Specific Gravity (S.S.D. basis) (collectively the "Tests") on each sample.

*Drill Core Sampling*

Drill core was sampled for materials testing. The Company selected generally representative samples totalling from 0.6 m to 1.5 m from each 4 m core box. Each marked interval was then cut in half with a core saw. One half was placed in sample bags and the other half retained in the core box for reference. All samples for each drill hole were then composited to produce a 50 kg to 60 kg sample representing each drill hole. Two composite samples were collected for hole A05-02 and one composite sample was collected from all other holes. The samples were first stored in a locked facility in Port Alberni then transported to AMEC E&E Laboratories in Burnaby, B.C. for testing. AMEC E&E performed the tests on each sample.

**Sample Preparation, Analyses and Data Verification**

*Sampling and Analysis*

Sample preparation protocols followed methods specified for each of the Tests. The Company also measured the Point Load Strength Index of surface rock and diamond drill core samples to determine the relative strengths of granodiorites within the proposed quarry. Point Load Strength Indices were calculated according to ASTM Designation D5731 -95, "Standard Test Method Determination of the Point Load Strength Index of Rock."

The point load testing procedure consists of placing a sample between two platen contact points, measuring the distance between the platens and then applying a loading force via a hydraulic jack to the contact points until the sample breaks. The breaking point (failure load) is measured on a calibrated dial as, kilo-Newtons. The measured platen separation and the failure load are plotted on the nomogram Table in order to compute the Point Load Strength Index in MN/rn2 and the correlating Strength Designation increments between Extremely Low and Extremely High.

Polaris submitted nine core samples for geochemical analysis for a 34-trace element suite to be determined by Induced Coupled Plasma Atomic Adsorption. The samples were nominal 200 g splits of materials sent to John G. Payne for thin-section studies. Analyses were performed by ALS Chemex in Vancouver, B.C. In addition, ALS performed whole-rock analyses of the same samples.

*Assay Quality Assurance and Quality Control*

Chemical analyses were done in accordance with standard analytical procedures for Induced Coupled Plasma Atomic Adsorption. Whole rock analyses were done by standard procedures for X-Ray Fluorescence. Given that the determination of chemical components is for the purpose of determining the relative presence of deleterious elements, rather than the determination of accurate estimates of saleable metals, insertion of blanks, duplicates and standards are not necessarily appropriate in the case of the Eagle Rock Quarry.

*Data Verification*

AMEC checked joint-set mapping of outcrops and road cuts and core logging for the five core holes available at the time of its field review. The Company' logging and mapping was done professionally and accurately. AMEC visited drill collar sites for core holes AOl -02 to A05-02 and found that their locations agree with the locations shown on project maps.

AMEC E&E provided certificates for the LA Abrasion Resistance, Magnesium Sulphate Soundness, Absorption and Bulk Specific Gravity tests. These are on file at the Vancouver office of AMEC. Values recorded on certificates agree with values for these measurements as tabulated in this report.

**Mineral Processing and Metallurgical Testing**

In late 2002, Eagle Rock prepared a feasibility study for the conceptual design and capital cost of the process plant for the Eagle Rock Quarry. The design covered all crushing, screening and processing facilities.

The primary objective of the design of the aggregate crushing and screening plant was to provide a process facility capable of handling initial and future production rates and flexible enough to meet the demands of the aggregate market. The design allowed for expansion from an initial capacity of 3 Mtpy during Years 1 through 4 to 6 Mtpy later in the project life as the mine production rate ramps up. Five product sizes and production rates were determined. The Company abandoned this feasibility study, but intends to undertake a new updated feasibility study when markets for products from Eagle Rock improve.

**Mineral Resources**

The mineral resource estimate for the Eagle Rock Quarry comprised three components:

- demonstration of physical and chemical property homogeneity, i.e., mineral resource quality
- volume/tonnage estimate of material, i.e., mineral resource quantity
- marketability of the mineral resource.

Consideration of these components is necessary in order to classify an aggregate mineral resource and is consistent with the guidelines for the reporting of industrial minerals in NI 43-101.

Mapping and diamond drilling data showed that the Corrigan granodiorite displays uniform textural and structural characteristics. The rock was demonstrated to be highly competent and to contain a potentially favourable jointing pattern with respect to obtaining an even-sized coarse fraction and angular fracture faces in resulting crushed material. Results of key quality measurements used in assessing aggregate resources (including the Tests) gave highly favourable results.

The volume and tonnage of the Corrigan granodiorite in the project area were estimated from a 3-dimensional block model utilizing commercial mine planning software (MineSight®). Model cell size was 20 m east x 20 m north x 15 m high.

Market studies support classification of the Corrigan granodiorite as a mineral resource as specified in NI 43-101. Mineral resources do not have demonstrated economic viability until all economic, design and other modifying factors are applied to demonstrate that the resources can be extracted at a profit.

No consistent classification guidelines for measured, indicated, and inferred mineral resources are available for aggregate deposits. AMEC developed a protocol for the Eagle Rock Quarry which incorporated research into existing methodology (e.g., The Aggregate Handbook by the US National Stone Association), all data types (outcrop, quarry and drill hole) and demonstrated Corrigan granodiorite characteristics. The classification protocol consisted of two parts: defining limits at surface followed by a set of rules for sub-surface projection. The remarkable continuity in observed and measured characteristics allowed for a measured mineral resource to be declared up to 200 m laterally from a drill hole, if supported in that particular area by a sampled quarry site. Indicated mineral resources were then defined as material within 2 x 400 m. The remaining project surface area met this condition. No surface inferred mineral resource material is present.

The resource figures for the Eagle Rock Quarry are as follows, as of April 4, 2002. As of the date of the Eagle Rock Report, these figures have not changed. For a complete description of assumptions, qualifications and procedures associated with the information in the Eagle Rock Report, reference should be made to the full text of the report that is available for review on SEDAR.

| | Tonnage (Mt) | | | |
|---|---|---|---|---|
| **Name** | **Inferred Resources(1)** | **Indicated Resources(1)** | **Measured Resources(1)** | **Indicated & Measured Resources** |
| Eagle Rock Quarry(2) (3) (4) | — | 448.9 | 238.0 | 686.9 |

**Notes:**

(1) Mineral resources are not mineral reserves and do not have demonstrated economic viability. The mineral resources and reserves have been categorized in accordance with the classifications defined by CIM.

(2) A Qualified Person has verified the data relating to this deposit.

(3) Bulk density value = 2.66; Mineral Resource calculated only to 75 m elevation.

(4) Quality of Mineral Resources – Samples tested as of the date of the Eagle Rock Report meet specifications for concrete, Portland cement and asphalt aggregate.

### Mining

Mining studies as part of the Eagle Rock Feasibility Study were based upon the removal of 3.0 Mtpy of aggregate and scalpings in years 1 through 4, increasing production to 6.0 Mtpy in subsequent years. Scalpings are the product of a primary screening of the shot rock from the quarry which ensures that any residual soil or organic overburden is removed prior to the processing plant as it would be deleterious to quality aggregate products. Equipment sizing is adequate for an operation of this size.

The preliminary quarry design uses an existing logging road as the pit crest, with inter-ramp pit slopes of 45° projecting down to the pit base at 75 masl. Preliminary pit designs incorporate three production phases using only Measured and Indicated Mineral Resources. Reserves have not been declared because the feasibility study has not been completed; therefore the mineral resources do not yet have a demonstrated economic viability. Preliminary quarry designs instead ensure that the resources have reasonable expectations for future economic extraction and therefore meet the CIM definition of mineral resources.

A process plant was designed in the Eagle Rock Feasibility Study flexibility in handling initial and future production rates and production of variable products. The plant is comprised of the following components:

- primary crushing
- fine crushing and screening
- manufactured sand plant
- final sizing and washing
- storage/blending and ship loadout.

The proposed plant will produce five saleable product sizes through four-stage crushing and screening.

**Marine Facility and Shipping**

The design of the marine facility was completed in 2003. The site for the marine facility (north of Hocking Point) has been suitably chosen due to both its sheltered location from southwesterly winds and the presence of deep, unimpeded, water close to shore. The site location has deep water relatively close to shore allowing a solution to be utilized for mooring the ships using "stiff legs" or mooring supports anchored to the shore, thus avoiding construction in the waters of the inlet.

AMEC has determined that the majority of deep-sea ships calling into Port Alberni facilities are lumber carriers (maximum 56,800 dwt) destined for Japan. AMEC is not aware of any navigational constraints for Panamax class vessels in the Alberni Inlet, but the use of such vessels needs to be confirmed with the necessary authorities.

Shiploading rates were increased to 5,000 tph per Terra Nova Technologies process plant feasibility study, Conveyor C54. It is recommended that further investigation into freight portfolio management be undertaken as this cost may have a large net effect on the project's internal rate of return.

**Environmental**

Eagle Rock was issued Environmental Assessment Certificate M03-01 on September 17, 2003 by the Province of British Columbia, executed by the Minister of Sustainable Resource Management, the Minister of Energy and Mines, and the Minister of Water, Land and Air Protection. This certificate covers the construction, operation, and dismantling of the Eagle Rock Quarry and is subject to conditions outlined in the certificate document.

The main environmental issues and concerns have been highlighted and no potentially significant flaws have been identified in the approach taken by Eagle Rock in addressing environmental issues.

The most significant environmental issues associated with the project are related to surface water, fisheries and visual impacts. Potential concerns have been adequately highlighted and means of addressing these identified. An environmental baseline study was conducted to assess potential environmental impacts and to prepare the Environmental Assessment Certificate Application Report.

The Company took the approach to have First Nations and the local population involved early on in the project. This would benefit the project and facilitate the permitting process. Eagle Rock was subsequently formed, after completion of the resource evaluation phase, to be the development company for Eagle Rock Quarry and provide the vehicle in which the First Nations would own their project interests. The project could provide a boost to the local depressed economy that relies highly on the forest sector.

**Capital Cost**

AMEC's reviewed capital cost estimates in the Preliminary Assessment. At that time, total capital costs for mine, infrastructure, processing facilities, and loading facilities for a 3 Mtpy production rate were estimated to be $83.9 million (2002 Canadian dollars) at an accuracy of ±30%. AMEC's review consisted of evaluation of the estimating approach, completeness of capital items and total cost relative to similar operations. AMEC believed that this estimate was low relative to site preparation costs that would be incurred, and that a final estimate based on a more thorough estimating approach would be at or marginally over the +30% of the expected range of accuracy.

Financial analyses performed in the Preliminary Assessment used the $83.9 million capital cost estimate and 2002 operating costs.

Capital costs were updated in the Eagle Rock Feasibility Study. The capital cost for Eagle Rock was re-estimated at $120.9 million (2003 Canadian dollars) in the study. This estimate included direct field costs, plus indirect costs associated with the design, construction and commissioning of the facilities at a 3 Mtpy production rate. Direct costs included mining, site development, production facilities, utilities, ancillary buildings, and loadout facilities. Cost estimates were based on design criteria, process flowsheets, general arrangement drawings, budget quotations from vendors, AMEC's database, and project work breakdown structures. AMEC quoted the accuracy as being ±15% at an 80% confidence level.

Capital cost estimates have not been updated since March of 2003.

**Development of the Eagle Rock Quarry**

The Company is currently seeking customers and markets for its construction aggregate products derived from the Eagle Rock Quarry. The Company intends to pursue the commissioning of a feasibility study on the Eagle Rock Quarry to complete the development of a production and loading facility at the site to meet the demands of these new markets and customers when these are identified. At this time the Company is assessing the market for such products, but does not have an accurate estimate of when such markets will develop.

## RISK FACTORS

Investment in the Common Shares involves a high degree of risk and should be regarded as speculative due to the nature of our business and because our product candidates are still in research and development. We have incurred losses and expect to incur further losses.

In addition to the other information contained in this Annual Information Form, the following factors should be considered carefully by investors when evaluating an investment in our securities.

**The Company may not secure the construction aggregates sales volumes and prices intended for the Orca Quarry**

The value and price of the Common Shares, the Company's financial results, the Company's ability to service its debt, and the Company's development and quarrying activities may be significantly adversely affected if the Company does not secure the sales volumes and prices of construction aggregates intended for the Orca Quarry. Demand for construction aggregates products in the Company's target markets fluctuates and is affected by numerous factors beyond the Company's control such as private sector residential and commercial construction, and public sector construction, including roads, bridges, services, and other infrastructure. The supply of construction aggregates to the Company's target markets may also fluctuate and may be affected by new or expanded local production, or supplies of construction aggregates brought into the target markets by road, rail or vessel. Depending on the sales volumes and prices of construction aggregates, cash flow from quarrying operations may not be sufficient and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some or all of its properties. Future production from the Company's Orca Quarry is dependent on applicable construction aggregates sales volumes and prices being sufficient to make materials extraction from the Orca Quarry economic.

Pursuant to the ASA entered into by the Company with the Consumer, sales delivery schedules contemplate that approximately 40% of a fully-laden vessel will be discharged into the Consumer's barges at anchorage, and the balance is expected to be discharged and sold at the Richmond Terminal or into third party barges or land-based discharge terminals in California or elsewhere. There is no certainty that the Company will secure access to and sales from the third party terminal and, if not, it will need to seek alternative delivery and sales arrangements that may not be achieved or that may have an adverse effect on the Company's resultant operations and financial condition.

In addition to adversely affecting the Company's financial condition, declining construction aggregates sales volumes and prices can impact operations by requiring a reassessment of the feasibility of the Orca Quarry. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to the Orca Quarry. The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

**The Company must secure access to discharge points and additional shipping volumes for its products**

The Company's business plan includes discharges of Orca Quarry construction aggregates to barges, the Richmond Terminal and to third party terminals. The Company has assumed that it will have access to a third party terminal from the inception of deliveries in 2007, but there is no certainty that such third party access will be available then or thereafter to meet the increasing deliveries and sales incorporated by the Company in the business plan. If the Company is unable to secure access to third party discharge terminals, or acquire its own discharge terminals, its revenues, operations and financial condition could be materially adversely affected.

When the Eagle Rock Shareholders Agreement was entered into in 2002, it did not contemplate the construction or use of the Richmond Terminal or other terminals by third parties (including the Orca Partnership) prior to the construction of the Eagle Rock Quarry. In addition, the Eagle Rock Shareholders Agreement did not contemplate the marketing, shipment and sale of construction aggregates from other projects prior to the commencement of operations at the Eagle Rock Quarry. Eagle Rock Aggregates, a subsidiary of Eagle Rock Materials, holds the Richmond Terminal Lease, the building permit for the Richmond Terminal, the corresponding easement and facilities use agreements, and the Company's other potential port interests. Eagle Rock Aggregates also holds the marketing interests of the Company, including the ASA and it is expected that it will continue to manage the Company's operations in the United States, including the shipment and sale of construction aggregates from the Orca Quarry.

The parties to the Eagle Rock Shareholders Agreement are negotiating the terms and conditions of an arrangement with respect to Eagle Rock Aggregates and the financing, construction, and operation of the Richmond Terminal, and the purchase, shipping, distribution and sales of construction aggregates from the Orca Partnership. There is no certainty when or if an agreement will be reached. Any dispute between the parties could delay or impair the further development and operation of the Richmond Terminal.

The Company's freight contract has sufficient volume capacity to meet the Company's anticipated delivery and sales volumes of construction aggregates from the Orca Quarry to approximately 2010. Thereafter, the Company shall either have to secure additional committed volume capacity or spot shipments to meet anticipated higher volumes. If the Company is unable to secure the additional shipping volumes, or fails to meet the contracted annual minimum volumes, its revenues, operations and financial condition at that time could be materially adversely affected.

**The quarrying industry is competitive**

The quarrying industry is competitive and the Company faces strong competition from other quarrying companies, or prospective quarrying companies, in connection with the supply of construction aggregates to the Company's target markets. A number of these companies have greater financial resources, operational experience and technical capabilities than the Company. As a result of this competition, the Company may be unable to maintain quarrying operations on terms it considers acceptable or at all. Consequently, the Company's revenues, operations and financial condition could be materially adversely affected.

**Currency fluctuations may adversely affect the Company's revenues**

The effects on operating revenues and, hence, on cash flows, of the foreign exchange rate and the escalation of the Canadian dollar against the U.S. dollar are significant. The Company does not currently have any intention to enter into hedging contracts in connection with foreign currencies. The appreciation of the Canadian dollar against the U.S. dollar would decrease Canadian dollar sales proceeds, due to weaker U.S. dollars being converted into Canadian dollars, and could materially and adversely affect the Company's Canadian dollar-reported profitability, results of operations and financial condition.

**The Company has no history of construction aggregates project development or operations**

The Company has not previously developed or operated a construction aggregates project. There is no assurance that the Company's projects will produce revenue, operate profitably or provide a return on investment in the future. There can be no assurance that the Company will not suffer significant losses in the near future or that the Company will ever be profitable.

**Government regulation may adversely affect the Company**

The Company's construction aggregates quarrying, processing, and development activities are subject to extensive laws governing prospecting, quarrying, development, production, taxes, labour standards and occupational health, quarry safety, waste disposal, toxic substances, land use, environmental protection and remediation, endangered and protected species, water use, land claims of First Nations and local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit, curtail or prevent production, development or exploration. Amendments to current laws, regulations and permits governing operations and activities of quarrying and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new quarrying properties. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail production, development or exploration.

**The Company's title to its properties may be subject to disputes or other claims including land title claims of First Nations**

Although the Company has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. Title to and the area of resource claims may be disputed. The Company's construction aggregates property interests may be subject to prior unregistered agreements or transfers, native land claims, aboriginal rights, or, in the case of the Orca Quarry, treaty rights, and title may be affected by undetected defects. There may be valid challenges to the title of the Company's properties, which, if successful, could impair their development and/or operations.

First Nations in British Columbia have made claims of rights and title to substantial portions of land and water in the Province including areas where the Company's operations are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed by government in furtherance of a legislative objective, subject to meeting a justification test. However, a recent decision of the Supreme Court of Canada casts doubt on the ability of the Provincial Government's ability to justify infringements of treaty rights. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified. First Nations are seeking settlements including compensation from governments with respect to these claims, and the effect of these claims cannot be estimated at this time. The Federal Government and Provincial Government have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve many of these claims. Any settlements that may result from these negotiations may involve a combination of cash, resources, grants of conditional rights to gather food on public lands, and some rights of self-government. The issues surrounding aboriginal title and rights are not likely to be resolved by the Federal Government or Provincial Government in the near future.

In a landmark decision in late 2004, the Supreme Court of Canada determined that there is a duty on government to consult with and, where appropriate, accommodate First Nations where government decisions may impact on claimed, but as yet unproven, aboriginal rights or title. This decision also provided much needed clarification of the duties of consultation and accommodation. The Court found that third parties are not responsible for consultation or accommodation of aboriginal interests and that this responsibility lies with government. However, government permits, including environmental and mine permits will not be granted by provincial and federal agencies unless they are satisfied that the duty to consult and accommodate has been fully met. In 2005 the Supreme Court of Canada confirmed this duty exists with respect to claimed treaty rights. A recent decision of the Supreme Court of Canada casts doubt on the Provincial Government's ability to justify infringements of treaty rights.

The Tseshaht First Nation has asserted traditional rights and title over the Eagle Rock Quarry site. The Hupacasath First Nation and the Ucluelet First Nation, who are shareholders of Eagle Rock Materials, have also asserted traditional rights and title over the Eagle Rock Quarry site. The Company has agreed pursuant to the Eagle Rock Shareholders Agreement to seek the participation of the Tseshaht in the Eagle Rock Quarry. The Tseshaht have rejected the terms of the participation offered and have sought a royalty-based participation in the Eagle Rock Quarry. The terms of any participation have not been agreed upon, and the Tseshaht may, therefore, seek to dispute the Company's title in the Eagle Rock Quarry, despite the fact that the Company has received the environmental assessment certificate for the Eagle Rock Quarry and has no legal obligation to consult and accommodate the Tseshaht. Any such dispute could delay or, if resolved in a manner adverse to the Company, impair the development and operation of the Eagle Rock Quarry.

**Quarrying involves a high degree of risk**

Quarrying operations involve a degree of risk. The Company's operations will be subject to all the hazards and risks normally encountered in the development and production of construction aggregates, including, without limitation, unusual and unexpected geologic formations, seismic activity, pit-wall failures, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, quarries and other producing facilities, damage to life or property, environmental damage and legal liability. In addition to these risks stated above, processing operations are subject to various hazards, including, without limitation, equipment failure, labour disputes and industrial accidents. Should any of these risks occur, it may result in increased cost of production, delays, write-down of an industrial property, work stoppages, legal liability or injury or death to personnel, all of which may have an adverse effect on the Company's operations and financial condition.

**Construction aggregates resources are estimates only**

There is no certainty that the construction aggregates resource represented at the Company's properties will be realized or that such resource can be economically quarried. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Until a deposit is actually mined and processed, the quantity of construction aggregates resources must be considered as estimates only. There is a risk that the actual deposits encountered and the economic viability of the deposits may differ materially from the resource estimates. Any material change in quantity of construction aggregates resources may affect the economic viability of the Company's properties.

The volume of construction aggregates quarried and processed may not be the same as currently anticipated in the Company's resource estimates. Any material reductions in estimates of construction aggregates resources, or of the Company's ability to extract these construction aggregates, could have a material adverse effect on the Company's results of operations and financial condition.

**The Company may not secure additional financing**

The Company has the right to prepay the loan under the Debt Facility in full at any time prior to the maturity date of January 1, 2012, and the Company has provided notice to repay the Debt Facility on April 15, 2007. However, the advancement of the Company's other mineral properties will require additional financing in the future. There can be no assurance that the Company will be able to find additional financing upon terms and conditions acceptable to the Company.

**The Company currently depends on a single property**

The Company's only material mineral producing property is the East Cluxewe deposit. Unless the Company acquires or develops additional material properties or projects, the Company will be solely dependent upon the operation of the Orca Quarry for its revenue and profits, if any.

**The actual costs of reclamation are uncertain**

The actual costs of reclamation included in the Company's plan for the Orca Quarry are estimates only and may not represent the actual amounts required to complete all reclamation activity. It is not possible to determine the exact amount that will be required, and the amount that the Company is required to spend could be materially different than current estimates. Reclamation bonds or other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation over the life of the operation of the Orca Quarry. Although the Company has included estimated reclamation amounts in its plan for the Orca Quarry, it may be necessary to revise the planned expenditures, and the operating plan for the Orca Quarry, in order to fund required reclamation activities. Any additional amounts required to be spent on reclamation may have a material adverse affect on the Company's financial condition and results of operations.

**The Company will require other construction aggregates resources in the future**

The Orca Quarry has an estimated quarry life of 25 years, which may not prove to be accurate. Because quarries have limited lives based on proven and probable construction aggregates reserves, in the longer term, the Company will have to replace and expand its construction aggregates resources as the Orca Quarry depletes. The Company's ability to maintain or increase its annual production of construction aggregates will be dependent almost entirely on its ability to bring new quarries into production.

**The Company's operations are subject to environmental risks**

All phases of the Company's operations are subject to federal, provincial and local environmental regulation in the various jurisdictions in which it operates which could potentially make operations expensive or prohibit them all together. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations or prevent operations all together. Environmental hazards may exist on the properties on which the Company holds and will hold interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with the Company's operations, which could potentially make operations expensive or prohibit them altogether. To the extent such future approvals are required and not obtained, the Company may be curtailed or prohibited from restarting or continuing its quarrying operations or from proceeding with planned exploration or development of construction aggregates properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in quarrying operations or in the development of construction aggregates properties may be required to compensate those suffering loss or damage by reason of the quarrying activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The Company is not insured against environmental risks.

**The Company does not insure against all risks**

The Company's insurance will not cover all the potential risks associated with a quarrying company's operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the quarrying industry on acceptable terms. The Company might also become subject to liability for environmental occurrences pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

**Certain groups are opposed to quarrying**

In North America there are organizations opposed to quarrying, particularly open pit quarries such as the Orca Quarry. The Company believes it has the support of representatives from the community and First Nation groups nearest the Orca Quarry and from various levels of government in British Columbia having jurisdiction over the Orca Quarry. Although the Company intends to comply with all environmental laws and permitting obligations in conducting its business, there is a risk that those opposed to its operation at the Orca Quarry will attempt to interfere with the Company's operations, whether by legal process, regulatory process or otherwise. Such interference could have an impact on the Company's ability to operate its properties in the manner that is most efficient or appropriate, if at all, and any such impact could materially adversely affect the financial condition and results of operations of the Company.

**The Company is dependent on its key personnel**

The Company is principally dependent upon certain of its executive management team, including its President and Chief Executive Officer. The loss of the services of its executive officers could have a material adverse effect on the Company. The Company's ability to manage its development and operating activities, and hence its success, will depend in large part on the efforts of its executive officers and other members of management of the Company. The Company faces intense competition for qualified personnel, and there can be no assurance that it will be able to attract and retain such personnel. The Company does not yet have in place formal programs for succession or training of management.

**The Company's growth will require new personnel**

The Company has experienced significant growth in its number of employees as a result of the development of its construction aggregate production and marine export business. The Company's ability to assimilate this new personnel will be critical to its performance. The Company will be required to recruit additional personnel and to train, motivate and manage its employees. The Company may also have to adopt and implement new systems in all aspects of its operations. There can be no assurance that the Company will be able to recruit or retain personnel required to execute its programs or to manage these changes successfully.

**The Company may not meet minimum freight contract volumes**

The Company's freight contract provides for minimum annual volumes of construction aggregates that increase substantially, particularly during the earlier years of the contract. If the Company is unable to secure sufficient sales volumes to meet those minimum freight volumes, its revenues, operations and financial condition could be materially adversely affected.

**The Company's operations may require further capital**

The quarrying, processing, and development of the Company's properties and Richmond Terminal may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of development or production of the Company's properties and the Richmond Terminal or even a loss of those property interests. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. Any future financing may be dilutive to existing shareholders.

**The Company's directors and officers may have conflicts of interest**

Certain of the directors and officers of the Company also serve as directors, officers and/or significant shareholders of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.

**The Company does not have a dividend history or policy**

No dividends on the Common Shares have been paid by the Company to date. Payment of any future dividends will be at the discretion of the Company's board of directors after taking into account many factors, including the Company's operating results, financial condition and current and anticipated cash needs.

## DIVIDENDS AND DIVIDEND POLICY

We did not pay any dividends in any of our fiscal years ended December 31, since our incorporation. We intend to retain all available funds, if any, for use in our business and do not anticipate paying any dividends in the foreseeable future.

## CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares without par value.

**Common Shares**

The holders of Common Shares are entitled to one vote per share at all meetings of Shareholders of the Company except for meetings at which only the holders of shares of another class or of a particular series are entitled to vote separately as a class or series. The holders of Common Shares are entitled to receive dividends if, as and when declared by the Company's board of directors. In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of our assets remaining after payment of all of our liabilities. The Common Shares carry no pre-emptive or conversion rights. As of the date hereof, 36,549,845 Common Shares were issued and outstanding.

**Incentive Stock Option Plan**

Effective April 23, 2001, the board of directors of the Company adopted and approved an Incentive Stock Option Plan, which was approved by the shareholders on March 26, 2002, and which has been subsequently amended (the "Option Plan"). The purpose of the Option Plan is to attract and retain superior directors, officers, advisors, employees and other persons or companies engaged to provide ongoing services to the Company an incentive for such persons to put forth maximum effort for the continued success and growth of the Company and in combination with these goals, to encourage their participation in the performance of the Company.

The Option Plan currently reserves up to10% of the outstanding Common Shares of the Company for issue pursuant to options granted under the Option Plan and permits options that have been exercised to be available for subsequent grants under the Plan. As of the date hereof, 2,107,102 options have been granted under the Option Plan to purchase 2,107,102 Common Shares (representing approximately 5.8% of the issued and outstanding Common Shares as of the date hereof).

The Option Plan provides that the Board of Directors may from time to time grant Options to acquire all or part of the Common Shares subject to the Option Plan to directors, officers, advisors, employees and other persons or companies engaged to provide ongoing services to the Company. The options are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death. Each option entitles the holder to one Common Share. The exercise price for options granted pursuant to the Option Plan is determined by the Board of Directors on the date of the grant, which price may not be less than the market value. Market value is defined under the Option Plan as the closing price of the Common Shares on the Toronto Stock Exchange (the "TSX") on the trading day immediately preceding the grant day and if there is no closing price, the last sale prior thereto. The term of the options granted is determined by the Board of Directors, which term may not exceed a maximum of ten years from the date of the grant. The Board also has the authority to determine the vesting conditions of the options, and certain other terms and conditions of the options. Options granted under the Option Plan may be exercised as soon as they have vested. The Option Plan does not contemplate that the Company will provide financial assistance to any optionee in connection with the exercise of options.

In accordance with the rules of the TSX, options granted under the Plan will be subject to certain restrictions which include:

(a) the number of Common Shares which may be issued pursuant to the Option Plan (or any other employee related plan or options for services) to any one person may not exceed 5% of the Common Shares issued and outstanding on a non-diluted basis from time to time;

(b) the number of Common Shares which may be reserved for issuance pursuant to the Option Plan (or any other employee-related plan or options for services) to all insiders of the Company may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis from time to time; and

(c) the number of Common Shares which may be issued pursuant to the Option Plan (or any other employee related plan or options for services) (i) to all insiders of the Company within a one-year period may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis from time to time.

An optionee whose employment with the Company is terminated as a result of retirement, disability or redundancy will have 60 days from the date of termination to exercise any options that had vested as of the termination date. An optionee whose employment with the Company is terminated, other than for cause, at any time in the six months following a change of control of the Company shall have 90 days from the date of termination to exercise any option granted, and all options granted will immediately vest on the date of the termination. In the event of the death of an optionee, either prior to termination or after retirement or disability, the optionee's legal representative will have one year from the date of the optionee's death to exercise any options that had vested on the date of the optionee's death. In the event of any other termination, the optionee shall have 30 days from the date of termination to exercise any options that had vested on the termination date. In the event that an optionee is terminated for cause, any options not exercised prior to the termination shall lapse.

In the event that we:

(a) subdivide, consolidate, or reclassify our outstanding Common Shares, or make another capital adjustment or pay a stock dividend, the number of Common Shares receivable under the Option Plan will be increased or reduced proportionately; and

(b) amalgamate, consolidate with or merge with or into another body corporate, holders of Options under the Option Plan will, upon exercise thereafter of such Option, be entitled to receive and compelled to accept, in lieu of Common Shares, such other securities, property or cash which the holder would have received upon such amalgamation, consolidation or merger if the Option was exercised immediately prior to the effective date of such amalgamation, consolidation or merger.

Subject, where required, to the approval of the TSX, and/or applicable securities regulatory authorities, the Board may, from time to time amend, suspend or terminate the Option Plan in whole or in part. Pursuant to TSX requirements, shareholder approval is required for amendments to the Option Plan that involve:

(a) amendments to the number of securities issuable under the arrangement, including an increase to a fixed maximum number or a fixed maximum percentage or a change from a fixed maximum number to a fixed maximum percentage;

(b) the introduction of a provision permitting reloading upon exercise;

(c) any change to the eligible participants which would have the potential of broadening or increasing insider participation;

(d) the addition of any form of financial assistance;

(e) any amendment to the financial assistance provision which is more favourable to participants;

(f) the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the reserved shares;

(g) the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer; and

(h) in circumstances where the amendment could lead to a significant or unreasonable dilution in the issuer's outstanding securities or may provide additional benefits to eligible participants, especially insiders at the expense of the issuer and its existing securityholders.

In addition, the Option Plan and any outstanding options may be amended or terminated by the Board if the amendment or termination is required by any securities regulators, a stock exchange or a market as a condition of approval to a distribution to the public of the Common Shares or to obtain or maintain a listing or quotation of our Common Shares.

The Board may also amend or terminate any outstanding option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however, that the holder of the Option must consent to such action if it would materially and adversely affect the holder.

A copy of the Option Plan may be obtained by any Shareholder by request to the Secretary of the Company at Suite 1780, 999 West Hastings Street, Vancouver, BC, V6C 2W2, telephone no. (604) 915-5000.

**Shareholder Rights Plan**

On October 17, 2005, the Board of Directors of the Company approved the adoption of a shareholder rights plan agreement (the ''Rights Plan'') between the Company and Computershare Investor Services Inc. (the ''Rights Agent''). The Rights Plan became effective at 12:10 am (Vancouver time) on January 11, 2006 (the "Record Time"). The Rights Plan will expire at the close of the annual meeting of shareholders of the Company in 2009 (the "Expiration Time"), unless reconfirmed by the shareholders at such meeting, or unless the Rights are earlier redeemed or exchanged. The Rights Plan is similar to plans adopted recently by several other Canadian companies.

The Rights Plan is designed to encourage the fair treatment of shareholders in connection with any take-over offer for the Company. The Rights Plan will provide the Board and the shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure, to allow the Board to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. Securities legislation in Canada requires a take-over offer to remain open for only 35 days.

Under the Rights Plan, an offeror making a take-over bid for the Common Shares of the Company that constitutes a ''permitted bid'' as defined under the Rights Plan may not take up any shares before the close of business on the 60th day after the date of the bid and unless at least 50% of the Company's Common Shares not beneficially owned by the person making the bid and certain related parties are deposited, in which case the bid must be extended for 10 business days on the same terms. The Rights Plan will encourage an offeror to proceed by way of ''permitted bid'' or to approach the Board with a view to negotiation by creating the potential for substantial dilution of the offeror's position. Under the Rights Plan, a ''permitted bid'' must be a take-over bid for all of the Common Shares of the Company.

The Rights Plan will not lessen or affect the duty of the Board to act honestly and in good faith and in the best interests of the Company. The Rights Plan is designed to provide the Board with the means to negotiate with an offeror and with sufficient time to seek out and identify alternative transactions on behalf of the Company's shareholders.

One right (the ''Right'') was issued by the Company in respect of each Common Share outstanding at the Record Time. One Right was also issued for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time. The Separation Time is defined as the close of business on the eighth trading day after the earlier of (a) the first public announcement that a person has acquired, subject to exceptions, beneficial ownership of 20% or more of the Common Shares of the Company, and (b) the date of commencement of, or first public announcement of an intention to commence a take-over bid (other than a ''permitted bid'') to acquire beneficial ownership of 20% or more of the Common Shares of the Company). Each Right will entitle the holder to purchase from the Company one Common Share at a price of $100, subject to certain anti-dilution adjustments. The Rights, however, will not be exercisable until the Separation Time. Upon the occurrence of certain events that constitute ''flip-in events'' under the Rights Plan, each Right will then entitle the holder to purchase Common Shares having a market price of $200 for $100.

The Company may, from time to time supplement or amend the Rights Plan to correct clerical or typographical errors or to maintain the enforceability of the Rights Plan as a result of a change in law. All other amendments require shareholder approval.

If a potential offeror does not wish to make a permitted bid, it can negotiate with, and obtain the prior approval of, the Board to make a bid by take-over bid circular on terms that the Board considers fair to all shareholders. In such circumstances, the Board may waive the application of the Rights Plan to that transaction, thereby allowing such bid to proceed without dilution to the offeror, and will be deemed to have waived the application of the Rights Plan to all other contemporaneous bids made by Take-over Bid circular. All other waivers require shareholder approval.

Until the Separation Time, the Rights will trade together with the Common Shares, will be represented by the Common Share certificates and will not be exercisable. After the Separation Time, the Rights will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the Common Shares.

**Warrants – Debt Financing**

See "Debt Financing – Loan Fee" for details regarding common share purchase warrants issued by the Company in connection with the Debt Financing.

## MARKET FOR SECURITIES

*Trading Price and Volume*

As of the date hereof, our Common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol "PLS". The following sets out the price range and volumes traded or quoted on the TSX on a monthly basis for each month since our Common Shares became listed on the TSX on January 10, 2006:

| Month | High | Low | Close | Volume |
|---|---|---|---|---|
| January 10 – 31, 2006 | $5.00 | $4.75 | $4.95 | 4,048,932 |
| February 2006 | $4.90 | $4.45 | $4.60 | 1,117,224 |
| March 2006 | $5.33 | $4.40 | $5.00 | 2,034,293 |
| April 2006 | $6.25 | $4.76 | $5.88 | 1,562,957 |
| May 2006 | $6.00 | $5.01 | $5.10 | 700,243 |
| June 2006 | $5.15 | $4.50 | $4.80 | 408,165 |

| | | | | |
|---|---|---|---|---|
| July 2006 | $5.10 | $4.75 | $5.00 | 287,708 |
| August 2006 | $5.35 | $4.90 | $5.02 | 1,066,610 |
| September 2006 | $5.25 | $4.80 | $4.95 | 212,840 |
| October 2006 | $5.47 | $4.85 | $5.45 | 1,410,190 |
| November 2006 | $7.10 | $5.30 | $6.95 | 1,028,970 |
| December 2006 | $7.06 | $6.60 | $6.88 | 596,316 |
| January 2007 | $8.15 | $6.50 | $7.98 | 1,612,617 |
| February 2007 | $9.70 | $7.31 | $9.17 | 2,438,408 |

## DIRECTORS AND OFFICERS

The Company's directors are elected by the shareholders at each annual meeting and typically hold office until the next annual meeting at which time they may be re-elected or replaced. Casual vacancies on the board are filled by the remaining directors and the persons filling those vacancies hold office until the next annual general meeting at which time they may be re-elected or replaced. The officers are appointed by the board and hold office at the pleasure of the board.

The following table sets forth the names and municipality, province and country of residence of all our executive officers and directors, the positions and offices with us held by such persons, their principal occupations, together with the number of Common Shares held, directly or indirectly or over which control or discretion is exercised. Collectively, as of the date hereof the directors and executive officers of the Company, as a group, own 3,453,491 Common Shares (5,002,457 on a fully diluted basis), representing approximately 9.45% (13.69% on a fully diluted basis) of the issued and outstanding Common Shares.

| Name, Municipality of Residence and Present Position with the Company | Date Became a Director/Officer | Principal Occupation[5] | Common Shares Held |
|---|---|---|---|
| MARCO A. ROMERO[3]<br>Vancouver, B.C.<br>Director, President & Chief Executive Officer | May 14, 1999 | President of the Company and Chief Executive Officer. | 810,371 |
| ROMAN SHKLANKA[2]<br>Vancouver, B.C.<br>Director and Chairman | August 8, 2000 | International minerals explorationist. | 780,000 |
| R. STUART ANGUS [4]<br>Vancouver, B.C.<br>Director | September 30, 2003 | Independent business advisor to the mining industry. | 90,000 |
| ROBERT M. EDSEL [2][4]<br>Dallas, Texas<br>Director | December 12, 2002 | Author, Film Producer and Public Speaker | 1,247,000 |
| TERRENCE A. LYONS[1][3]<br>Vancouver, B.C.<br>Director | May 1, 2004 | Chairman of Northgate Minerals Corporation | 25,000 |

| Name, Municipality of Residence and Present Position with the Company | Date Became a Director/Officer | Principal Occupation[5] | Common Shares Held |
|---|---|---|---|
| GARY D. NORDIN[2]<br>North Vancouver, B.C.<br>Director | August 18, 2000 | Vice President, Exploration of Portal Resources Ltd. | 140,700 |
| JOHN H. PURKIS[1][4]<br>Vancouver, B.C.<br>Director | August 18, 2000 | Mine engineering and management consultant. | 165,000 |
| DAVID F. SINGLETON [3]<br>Roswell, Georgia<br>Director | October 5, 2001 | President of Proconsult UK Ltd. | 62,245 |
| PAUL B. SWEENEY[1][3]<br>Surrey, B.C.<br>Director | April 22, 2004 | Executive Vice President – Corporate Development of Plutonic Power Corporation. | 31,250 |
| LISA J. DEA<br>North Vancouver, B.C.<br>Vice President Finance & Chief Financial Officer | May 1, 2006 | Controller of the Company since October 2005 and Vice President Finance & Chief Financial Officer since May 2006. | Nil |
| HERBERT G. A. WILSON<br>West Vancouver, B.C.<br>Senior Vice President & Chief Operating Officer | July 13, 2002 | Appointed General Manager, Project Development, on July 10, 2001, Vice President & Chief Operating Officer since July 13, 2002. | 101,925[6] |
| DARLENE LYNCH<br>Delta, B.C.<br>Corporate Secretary | October 14, 2004 | Executive Administrator for the Company since June 2004, and Corporate Secretary since October, 2004. | Nil |

**Notes:**

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Finance Committee.

(4) Member of the Corporate Governance and Nominating Committee

(5) See biographies below for principal occupations within the five preceding years.

(6) 50,000 of these Common Shares are held by Mr. Wilson's wife.

The following are brief biographies of our directors and senior management team:

***Marco A. Romero****, age 44, Director, President & Chief Executive Officer* — Mr. Romero has over 27 years experience in the mining industry with senior roles in exploration, mine development, mergers and acquisitions, environmental permitting, and business management. Mr. Romero has been the President of Polaris Minerals Corporation since 2000. He was the Senior Vice President of Corporate Development of Ivanhoe Mines Ltd. from February 1998 to June 2000 and co-founder and former Executive Director of Eldorado Gold Corporation from 1991 to 1997.

***Roman Shklanka**, age 74, Chairman and Director* — Dr. Shklanka is the Chairman and a Director of International Barytex Resources, Kobex Resources Ltd. and Pacific Imperial Mines Ltd. He is an independent consultant in mineral exploration. Mr. Shklanka was Chairman of Canico Resource Corp. from February 2002 to December 2005, which was acquired by CVRD in 2005, and was Chairman and a major shareholder of Sutton Resources Ltd. from 1995 to 1999, which was acquired by Barrick Gold Corporation in 1999. For over 20 years, Dr. Shklanka has held various exploration and management positions with Placer Dome Inc. including Vice President of Exploration. He holds a Ph.D. degree in geology from Stanford University, and M.A. and B.Comm. degrees from the University of Saskatchewan.

***R. Stuart (Tookie) Angus**, age 58, Director* — Mr. Angus is an independent business advisor to the mining industry. He was Managing Director — Merger & Acquisitions with the merchant banking and financial advisory firm Endeavour Financial Ltd. ("Endeavour") from November 2003 until December 2005, and was responsible for merger and acquisition mandates. Prior to joining Endeavour, Mr. Angus was a partner at the Canadian law firm Fasken Martineau DuMoulin LLP in its Business Department and headed the firm's Global Mining Group from February 2001 to October 2003 and was a partner with the Canadian law firm Stikeman Elliot LLP from 1996 to 2001. For over 25 years, Mr. Angus has focused on significant international exploration, development and mining ventures, and all aspects of their structuring and finance.

***Robert M. Edsel**, age 50, Director* — Mr. Edsel began his business career as an independent oil and gas producer in 1981. In May 1995, Mr. Edsel sold the assets of his privately held exploration firm, Gemini Exploration Company, to Union Pacific Resources (now Anadarko). For the next five years Mr. Edsel lived in Europe where he studied art and architecture while remodeling a historic villa and its gardens. During the past six years Mr. Edsel has been researching the story of Hitler and the Nazis' premeditated looting of the world's greatest artistic and cultural treasures and the rescue of them by a small group of Allied forces known as the "Monuments Men." He has just authored his first book, *Rescuing da Vinci* and is a co-producer of a two-hour documentary film on the subject entitled *The Rape of Europa*. He regularly lectures on this subject while continuing his research.

***Terrence A. Lyons**, age 57, Director* — Mr. Lyons' business background includes natural resources, manufacturing, real estate, merchant banking and corporate restructuring activities. Mr. Lyons is currently non-executive Chairman of Northgate Minerals Corporation and a director and officer of several public and private corporations including Lead Director and Chairman of the audit committee of Canaccord Capital Inc., a director of Diamonds North Resources Ltd. and Skye Resources Inc. Mr. Lyons was formerly President and Managing Partner of B.C. Pacific Capital Corporation and a Managing Partner of Brascan Financial Corporation for 18 years. He is past Chairman of Versatile Pacific Shipyards, Westmin Resources and the Mining Association of British Columbia and past Vice Chairman of Battle Mountain Gold. Mr. Lyons community activities include serving as a director of the Vancouver Trade and Convention Centre Expansion Project and several charitable organizations.

***Gary D. Nordin**, age 59, Director* — Mr. Nordin has over 33 years experience in the mining industry. He is the President of two private Nevada Exploration companies, Trend LLC and Gale Peak Group, Vice President Exploration of Portal Resources Ltd. (since 2003) and a director of Cansil Resources Inc. (since 1999). Mr. Nordin is a former director and co-founder of Eldorado Gold and Vice-President Exploration of Eldorado Gold from 1992 to 1997 and the former Chief Consulting Geologist of Eldorado Gold from 1997 to 2001. Mr. Nordin is a former director and Vice-President, Exploration of Bema Gold Corporation from 1984 to 1992.

***John H. Purkis**, age 56, Director* — Mr. Purkis has over 35 years experience in the mining industry covering all aspects from exploration to mine closure. He is presently a Director and Officer of two private companies engaged in start-up ventures, Opus Mining Ltd. (since October 2003) and Gulf West Biofuels Inc. (since January 2007). He is the former CEO of CanAfrican Metals and Mining Corp. from January 2006 to July 2006, the former President and Chief Executive Officer of MCK Mining Corp. from November 2003 to January 2006 and is the former Vice-President Mining and Development of Atna Resources Ltd. from May 2000 to December 2002, Project Manager of Genel Dominicana from August 1996 to August 1999, Vice-President, Projects of Inmet Mining Corporation from October 1993 to July 1996, Vice-President, Mining of Minnova Inc. (November 1991 to October 1993), Chief Engineer of Cyprus Anvil Mining Corp. from 1979 to 1983.

***David F. Singleton**, age 68, Director* — Mr. Singleton has been the President of Eagle Rock Aggregates Inc. since 2002. He has over 40 years experience in the industrial minerals sector and has been President of Proconsult UK

Ltd. ("Proconsult") (since 1990) Mr. Singleton was the past Managing Director of ARC Aggregates Limited from 1987 to 1989, a large aggregates producer in Europe which was acquired by Hanson Plc in 1989. Mr. Singleton was involved in the creation in 1982 of BACMI (British Aggregates Construction Materials Industries) and acted as Chairman of the Economic and Public Affairs Committee from 1984 to 1987. Mr. Singleton formed Global Stone Corporation, a lime and limestone company. He took the company public on the Toronto Stock Exchange in 1993. Mr. Singleton was the past President and Chief Executive Officer of Global Clay Products LLC from 1999 to 2001, a company in the North American clay brick industry. He was also the former International Director of the National Stone Association from 1994 to 1998.

***Paul B. Sweeney**, age 57, Director* — Mr. Sweeney is a financial executive with over 30 years experience in the mining industry. He is the Executive Vice President – Corporate Development of Plutonic Power Corporation (since January 2007). He was previously the Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to December 2005, and Chief Financial Officer of Manhattan Minerals Corp. from 1999 to 2001, Sutton Resources Ltd. from 1998 to 1999, Princeton Mining Corporation from 1997 to 1998, and Gibraltar Mines Limited from 1993 to 1996. Mr. Sweeney has over 20 years of finance experience with Placer Dome Inc. and is a director of a number of mineral resource companies.

***Lisa J. Dea**, age 36, Vice President, Finance and Chief Financial Officer* — Ms. Dea was Controller of the Company since October 2005 and was appointed Vice President, Finance and Chief Financial Officer in May 2006. Ms. Dea is a Chartered Accountant with the Canadian Institute of Chartered Accountants and began her career in 1994 in the Assurance & Advisory division of Deloitte and Touche LLP and achieved the position of Senior Manager prior to her departure in 2005.

***Herbert G. A. Wilson**, age 56, Senior Vice President & Chief Operating Officer* — Mr. Wilson has over 30 years of experience in the development and operation of construction materials and industrial minerals operations. Mr. Wilson joined Polaris Minerals in 2001, prior to which he was President of United States Lime & Minerals Inc., a NASDAQ-listed public company producing lime products and construction materials from limestone quarries located in the south-central states. From 1992 to 1998 he was a founding director and Executive Vice-President and Chief Operating Officer of Global Stone Corporation, a Toronto-listed public company producing construction aggregates and lime products.

***Darlene Lynch**, age 44, Corporate Secretary and Executive Administrator* — Ms. Lynch has been Executive Administrator of Polaris Minerals Corporation since June 2004 and was appointed Corporate Secretary in October 2004. She holds an Honours Bachelor of Business Administration from Wilfrid Laurier University in Waterloo, Ontario. Ms. Lynch has extensive experience in administrative, executive and organizational support and project coordination. She was Property Management Assistant in the Real Estate Management Group at Colliers International in Vancouver from August 2000 to February 2004.

**Corporate Cease Trade Orders or Bankruptcies**

Other than as set out in this section in respect of Terrance A. Lyons and Roman Shklanka, none of the directors or executive officers of the Company is, or has been within the ten years before the date of this Annual Information Form, a director or officer of any other company that, while such person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the company access to any statutory exemptions under the Canadian securities legislation, for a period of more than 30 consecutive days, or was declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

Terrance A. Lyons was a director of International Utility Structure Inc. ("IUSI"), which was granted on October 17, 2003 an order by the Court of Queen's Branch of Alberta to provide creditor protection to IUSI and to permit IUSI to develop a financial restructuring plan to present to its creditors under the *Companies' Creditor Arrangement Act* ("CCAA"). On March 31, 2005, an order was granted approving the final plan and distribution to creditors under the CCAA and Mr. Lyons then resigned as the director concurrent with such final order. Terrance A. Lyons is the president of FT Capital Ltd. which is the subject of cease-trade orders issued by the British Columbia Securities

Commission, the Alberta Securities Commission and the Ontario Securities Commission for failure to file financial statements.

Roman Shklanka is a director of Texon Technologies Inc., a private company, which received a Petition for a Receiving Order under the *Bankruptcy and Insolvency Act* (Canada) on August 27, 2004. The issues surrounding the Order were resolved in the first half of 2005 pursuant to a Plan of Arrangement.

**Penalties or Sanctions**

None of the directors or executive officers of the Company has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

**Personal Bankruptcies**

None of the directors or officers of the Company has, within the ten years before the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director of officer.

**Conflicts of Interest**

To the Company's knowledge, and other than as disclosed in this Annual Information Form, there are no known existing or potential conflicts of interest among the Company, its directors and executive officers, or other members of management, or of any proposed director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies. See ''Interest of Management and Others in Material Transactions''.

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests that they may have in any material contract or material transaction. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest in respect of the Company and are required to comply with such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers.

## CORPORATE GOVERNANCE AND BOARD COMMITTEES

**Board of Directors**

The Board of Directors is responsible for supervising the management of the business and affairs of the Company, including the approval of major transactions such as strategic alliances, acquisitions and financings. The Board establishes the overall policies and standards for the Company and monitors and evaluates the Company's strategic direction and retains plenary power for those functions not specifically delegated by it to management. The directors are kept informed of the Company's operations at meetings of the Board and its committees and through reports and analyses by management. In addition, informal communications between management and directors occur apart from regularly scheduled Board and committee meetings. Certain of the directors are also directors or managers of investment funds that are shareholders of the Company, which could create the possibility for such person to be in a position of conflict of interest. However, these persons have a duty to deal fairly and in good faith with the Company and such other organizations in making any decision or recommendation involving the Company.

In addition, as applicable, such directors and officers will refrain from voting on any matter in which they have a conflict of interest.

**Committees of the Board of Directors**

The Company's board of directors has a compensation committee, a finance committee, a corporate governance and nominating committee and an audit committee.

*Compensation Committee*

The compensation committee assists the board of directors in fulfilling its oversight responsibilities relating to compensation. The committee's role includes establishing a remuneration and benefits plan for directors, executives and other key employees and reviewing the adequacy and form of compensation of directors and senior management. The committee oversees the development and implementation of compensation programs in order to support the Company's business objectives and attract and retain key executives. The committee also reviews and makes recommendations to the Company's board of directors regarding the Company's incentive compensation equity-based plans. The current members of the compensation committee are Roman Shklanka (Chairman), Robert Edsel, and Gary Nordin, who are all independent directors.

*Finance Committee*

The finance committee assists the board of directors in fulfilling its oversight responsibilities relating to the arrangement, monitoring, and management of the finances of the Company. The committee ensures that the Company considers all reasonable financing alternatives, and arranges the required equity and debt on competitive terms and conditions taking into account the Company's existing financial position and its proposed projects and operations. The finance committee reviews and makes recommendations to the Company's board of directors regarding new financing arrangements and the monitoring and management of all financing obligations. The current members of the finance committee are Terrence Lyons (Chairman) and Paul Sweeney, who are both independent directors, and Marco Romero and David Singleton.

*Corporate Governance and Nominating Committee*

The corporate governance and nominating committee assists the board of directors in fulfilling its oversight responsibilities relating to the governance of the Company and its relationship with senior management. The committee's role includes developing and monitoring the effectiveness of the Company's system of corporate governance, assessing the effectiveness of individual directors, the board of directors and various board committees, and is responsible for appropriate corporate governance and proper delineation of the roles, duties and responsibilities of management, the board of directors and its committees. The committee is responsible for recommending to the board a set of corporate governance principles and reviewing those principles at least once a year. The committee oversees the Company's investor relations and public relations activities. In addition, the committee is responsible for identifying and recommending candidates qualified to become directors and board committee members and to ensure that an effective Chief Executive Officer succession plan is in place. The members of the corporate governance and nominating committee are Stuart Angus (Chairman), Robert Edsel, and John Purkis, all who are independent directors.

*Audit Committee*

The audit committee assists the board of directors in fulfilling its responsibilities for oversight of financial and accounting matters. In addition to recommending the auditors to be nominated and reviewing the compensation of the auditors, the committee is responsible for overseeing the work of the auditors, and pre-approving non-audit services. The committee also reviews the Company's annual and interim financial statements and releases containing information taken from the Company's financial statements prior to their release. The committee is responsible for reviewing the acceptability and quality of the Company's financial reporting and accounting standards and principles and any proposed material changes to them or their application. The current members of the audit committee are John Purkis (Chairman), Terrence Lyons, and Paul Sweeney, who are all independent directors.

*Education and Experience of Members of the Audit Committee*

All members of the Audit Committee are independent and financially literate, based on either their experience as senior executives of a public and/or private company or their experience in the mining industry.

*Audit Committee Mandate*

The Company has adopted a mandate to guide the Audit Committee in the fulfillment of its purpose. The mandate is reviewed by the Board of Directors on a periodic basis. The mandate as most recently approved by the Board of Directors is attached as appendix A to this Annual Information Form.

*Pre-Approval Policies and Procedures of Non-Audit Services*

In May 2006, the audit committee approved pre-approval policies and procedures for non-audit services to be provided by the Company's auditors, PricewaterhouseCoopers LLP ("PwC"). The Audit Committee has the sole authority to review in advance and grant any appropriate approvals of all auditing services to be provided by PwC and any non-audit services to be provided by PwC as permitted by applicable securities laws. The audit committee has adopted policies and procedures for the engagement of non-audit services by the Company's external auditors. Each year the Audit Committee will review a list of audit, audit-related, tax and other non audit services and recommend pre-approval of these services for the upcoming year. Any additional requests will be addressed on a case-by-case specific engagement basis as described below. The Audit Committee will be informed quarterly of the services on the pre-approved list for which the auditor has been engaged.

External Auditor Service Fees

The aggregate fees billed for professional services rendered by PwC and other accounting firms for the years ended December 31, 2006, and 2005 were as follows:

| **Fiscal year ended December 31,** | **2006** | **2005** |
|---|---|---|
| Audit Fees (for audit of the Corporation's annual financial statements for the respective year and reviews of the Corporation's quarterly financial statements) | $69,000 | $30,500 |
| Audit-Related Fees (for accounting consultation) | 6,000 | 85,000 |
| **Total audit and audit-related fees** | **75,000** | **115,500** |
| Tax Fees | 76,022 | 58,918 |
| All Other Fees | - | - |
| **Total Fees** | **$151,022** | **$174,418** |

The Audit Committee considered and concluded that the provision by PwC of such audit, audit-related, tax and other services as were provided to the Company in fiscal 2006, is compatible with maintaining the independence of PwC.

## LEGAL PROCEEDINGS

There are no material legal proceedings by or against the Company or affecting any of its properties as of the date of this annual information form.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, senior officer or principal shareholder of the Company and no associate or affiliate of the foregoing have had a material interest, direct or indirect, in any transaction in which the Company has participated within the three year period prior to the date of this annual information form, or will have any material interest in any proposed transaction, which has materially affected or will materially affect the Company, except as follows:

On May 12, 2004, Polaris Aggregates Inc. ("PAI"), a subsidiary of the Company, entered into the Services Agreement with Proconsult UK Ltd. ("Proconsult"). Proconsult is controlled by David F. Singleton, a director of the Company. The Services Agreement provides that Proconsult will provide management services, including the identification and securement of aggregates discharge, storage and distribution sites at certain California ports, the development of suitable arrangements for the distribution and sale of aggregates from those sites, and the management of related engineering, environmental, marketing and financial research, studies and evaluations. The agreement has a five year term commencing July 1, 2004. Pursuant to the terms of this agreement, Proconsult will receive an annual fee of US$200,000, subject to annual adjustments and is eligible for the following performance bonuses: US$200,000 upon the first shipment of construction aggregates from a Project; and US$300,000 upon first achieving the sale of 4 million tonnes of construction aggregates from the Projects within a calendar year. Proconsult is also eligible for the following termination bonuses: if Proconsult terminates the agreement after earning the US$200,000 first shipment bonus but before earning the 4 million tonnes bonus, it will be entitled to US$150,000 upon the Company first achieving the sale of 4 million tonnes of construction aggregates from the Projects within a calendar year provided that the end of such calendar year occurs within 2 years of the termination; and if the Company terminates the agreement without just cause after Proconsult earns the US$200,000 first shipment bonus but before it earns the 4 million tonnes bonus, it will be entitled to US$300,000 upon the Company first achieving the sale of 4 million tonnes of construction aggregates from the Projects within a calendar year provided that the end of such calendar year occurs within 2 years of the termination. Pursuant to the terms of this agreement, bonuses will be cancelled if the first shipment of construction aggregates from a Project is not achieved by June 30, 2009. Proconsult may terminate the agreement by giving three months' notice to PAI. If PAI terminates Proconsult's engagement without just cause, it will be entitled, if the engagement is terminated during the first or second year of the engagement, to a sum equal to two year's of the then current annual fee; if the engagement is terminated during the third or fourth year of the engagement, to a sum equal to one year's then current annual fee; and if the engagement is terminated during the fifth year of the engagement, to a sum equal to the then current annual fee subsequent to the termination until the termination of the agreement. If PAI terminates Proconsult's engagement without just cause after a change of control and prior to the termination date of the agreement, it will be entitled to a sum equal to two year's of the then current annual fee plus bonuses otherwise payable. During the years ended December 31, 2005 and 2006, PAI paid fees of US$195,000 and US$220,000, respectively, to Proconsult.

## TRANSFER AGENTS AND REGISTRARS

The Company's transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

## MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by the Company within the most recently completed financial year or before the most recently completed financial year (but after January 1, 2002) and still in effect:

1. The underwriting agreement dated February 27, 2007, with GMP, Canaccord Capital Corporation, CIBC World Markets, Orion Securities Inc., TD Securities Inc., and Wellington West Capital Markets Inc. pursuant to which the Company completed an equity financing. See "Bought Deal Financing".

2. The agency agreement dated December 21, 2005, with GMP, Canaccord Capital Corporation, Dundee Securities Corporation, Orion Securities Inc., TD Securities Inc., and Wellington West Capital Markets Inc. pursuant to which the Company completed its Initial Public Offering. See "IPO".

3. Partnership Agreement. See "History of the Orca Project — Ownership".

4. *Profit a prendre* in respect to the East Cluxewe and West Cluxewe Deposits. See ''History of the Orca Project — Tenure''.

5. Credit Agreement. See "Debt Financing".

6. Services Agreement. See ''Interest of Management and Others in Material Transactions''.

## INTEREST OF EXPERTS

Certain information of an economic, scientific or technical nature regarding the Orca Project and Eagle Rock Quarry is included in this annual information form based upon the Orca AMEC Report and the Eagle Rock Report. These reports provide independent technical reviews of the minerals resources and mineral reserves, operations, and development of the Orca Project and Eagle Rock Quarry (as applicable). The authors of the AMEC Report and the Eagle Rock Report are ''Qualified Persons'' as such term is defined in NI 43-101 and all are independent of the Company within the meaning of NI 43-101.

Information regarding the Company's industry target markets, competition, supply and demand, present and future, included in this annual information form is based upon the 2005 Market Report. The author of the 2005 Market Report is David A. Holmes, R. Geo. of Holmes Reserves LLC. Mr. Holmes is a ''Qualified Person'' as such term is defined in NI 43-101.

The Company's auditors, PwC, have prepared the audit report attached to the Company's audited consolidated financial statements for the most recent year end. The Company's auditors have reported that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

## ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities, securities authorized for issuance under equity compensation plans and a statement as to the interest of insiders in material transactions, will be contained in our management proxy circular for our annual meeting of shareholders to be held in June, 2007. Additional financial information is provided in our audited financial statements and MD&A for our most recent year-end. The foregoing additional information is available on SEDAR at www.sedar.com under the Company name.

**Appendix A**

# CHARTER

# OF

# THE AUDIT COMMITTEE

# OF

# POLARIS MINERALS CORPORATION

As Approved by the Board of
Directors on December 21, 2005

**POLARIS MINERALS CORPORATION**
**(the "Corporation")**

**AUDIT COMMITTEE**

**CHARTER**

The Audit Committee (the "Committee") is a committee of the board of directors (the "Board") of the Company. The role of the Committee is to provide oversight of the Company's financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them. The Company's external auditor is ultimately accountable to the Board and the Committee as representatives of the Company's shareholders.

**Duties and Responsibilities**

*External Auditor*

- To recommend to the Board, for shareholder approval, an external auditor to examine the Company's accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the Committee as representatives of the shareholders of the Company.

- To oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

- To evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor.

- To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services.

- To obtain and review, at least annually, a written report by the external auditor setting out the auditor's internal quality-control procedures, any material issues raised by the auditor's internal quality-control reviews and the steps taken to resolve those issues.

- To review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company. The Committee has adopted the following guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its certification of the Company's financial statements:

    (i) No member of the audit team that is auditing a business of the Company can be hired into that business or into a position to which that business reports for a period of three years after the audit;

(j) No former partner or employee of the external auditor may be made an officer of the Company or any of its subsidiaries for three years following the end of the individual's association with the external auditor;

(k) The CFO must approve all office hires from the external auditor; and,

(l) The CFO must report annually to the Committee on any hires within these guidelines during the preceding year.

- To ensure that the head audit partner assigned by the external auditor to the Company, as well as the audit partner charged with reviewing the audit of the Company, are changed at least every five years.

- To review, at least annually, the relationships between the Company and the external auditor in order to establish the independence of the external auditor.

*Financial Information and Reporting*

- To review the Company's annual audited financial statements with the CEO and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO.

- To review and discuss with management and the external auditor, as appropriate:

(m) The annual audited financial statements and the interim financial statements, including the accompanying management discussion and analysis; and,

(n) Earnings guidance and other releases containing information taken from the Company's financial statements prior to their release.

- To review the quality and not just the acceptability of the Company's financial reporting and accounting standards and principles and any proposed material changes to them or their application.

- To review with the CFO any earnings guidance to be issued by the Company and any news release containing financial information taken from the Company's financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

*Oversight*

- To review the internal audit staff functions, including:

(o) The purpose, authority and organizational reporting lines;

(p) The annual audit plan, budget and staffing; and

(q) The appointment and compensation of the controller, if any.

- To review, with the CFO and others, as appropriate, the Company's internal system of audit controls and the results of internal audits.

- To review and monitor the Company's major financial risks and risk management policies and the steps taken by management to mitigate those risks.

- To meet at least annually with management (including the CFO), the internal audit staff, and the external auditor in separate executive sessions and review issues and matters of concern respecting audits and financial reporting.

- In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications (if required by law or regulation) with respect to the financial statements and the Company's disclosure and internal controls, including any material deficiencies or changes in those controls.

**Membership**

- The Committee shall consist solely of three or more members of the Board, each of whom the Board has determined has no material relationship with the Company and is otherwise "unrelated" or "independent" as required under applicable securities rules or applicable stock exchange rules.

- Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

- The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

- All members of the Committee must be "financially literate" (i.e., have the ability to read and understand a set of financial statements such as a balance sheet, an income statement and a cash flow statement).

**Procedures**

- The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the "Chair"). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

- The Chair will appoint a secretary (the "Secretary") who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

- No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum.

- The Committee will meet as many times as is necessary to carry out its responsibilities. Any member of the Committee or the external auditor may call meetings.

- The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the articles of the Company or otherwise determined by resolution of the Board.

- The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, advisors or other experts or consultants, as it deems appropriate.

- The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee's obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.

- The Committee has the authority to communicate directly with the internal and external auditors.

**Reports**

- The Committee shall produce the following reports and provide them to the Board:

  (r) An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report; and

  (s) A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

# Polaris Minerals Corporation

Consolidated Financial Statements
**December 31, 2006 and 2005**
(expressed in Canadian dollars)

## Management's Responsibility for Financial Reporting

The consolidated financial statements of **Polaris Minerals Corporation** have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgement based on currently available information.

The Audit Committee of the Board of Directors, consisting of three independent directors, meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conducted an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded, transactions are authorized and financial information is accurate and reliable.

(signed) Marco Romero

Marco Romero
President and Chief Executive Officer

(signed) Lisa Dea

Lisa Dea
Vice President, Finance and Chief Financial Officer

March 29, 2007

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

## Auditors' Report

**To the Shareholders of**
**Polaris Minerals Corporation**

We have audited the consolidated balance sheets of **Polaris Minerals Corporation** as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

**Chartered Accountants**

Vancouver, British Columbia
March 29, 2007

# Polaris Minerals Corporation

Consolidated Balance Sheets

**As at December 31, 2006 and 2005**

(expressed in Canadian dollars)

| | 2006 $ | 2005 $ |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | 49,404,772 | 1,159,778 |
| Accounts receivable | 3,124,013 | 138,458 |
| Prepaid expenses and deposits | 169,834 | 335,933 |
| Inventories (note 3) | 55,113 | - |
| | 52,753,732 | 1,634,169 |
| **Quarrying and terminal interests** (note 4) | 1,846,676 | 1,798,965 |
| **Property, plant and equipment** (note 5) | 81,419,814 | 6,814,532 |
| **Security deposits** (note 6) | 700,000 | - |
| **Deferred financing costs** (note 7) | 915,300 | 807,397 |
| | 137,635,522 | 11,055,063 |
| **Liabilities** | | |
| **Current liabilities** | | |
| Accounts payable | 5,357,830 | 695,058 |
| Accruals and provisions | 8,970,336 | 750,388 |
| Current portion of capital lease (note 8) | 484,209 | - |
| | 14,812,375 | 1,445,446 |
| **Asset retirement obligation** (note 13) | 1,759,840 | - |
| **Capital leases** (note 8) | 3,229,069 | - |
| **Long term debt** (note 9) | 36,124,300 | - |
| **Non-controlling interest** (note 12) | 2,068,463 | 1,314,141 |
| | 57,994,047 | 2,759,587 |
| **Shareholders' Equity** | | |
| **Share capital** (note 10) | 92,761,614 | 18,629,705 |
| **Contributed surplus** (note 11) | 2,507,692 | 1,516,912 |
| **Deficit** | (15,627,831) | (11,851,141) |
| | 79,641,475 | 8,295,476 |
| | 137,635,522 | 11,055,063 |

**Commitments** (note 14)

**Contingency** (note 18)

**Subsequent events** (notes 4 (c), 5(b) and 21)

**Approved by the Board of Directors**

(signed) Roman Shklanka
Roman Shklanka, Director

(signed) Paul Sweeney
Paul Sweeney, Director

# Polaris Minerals Corporation

Consolidated Statements of Operations and Deficit

**For the years ended December 31, 2006 and 2005**

(expressed in Canadian dollars)

| | 2006<br>$ | 2005<br>$ |
|---|---|---|
| **Income** | | |
| Interest | 1,992,934 | 83,438 |
| **Expenses** | | |
| Amortization | 249,098 | 38,874 |
| Community relations | 179,026 | 641,170 |
| General and administrative | 2,132,017 | 981,975 |
| Marketing | 405,059 | 384,533 |
| Regulatory compliance | 71,411 | - |
| Salaries and benefits | 2,027,653 | 803,762 |
| Stock-based compensation | 945,247 | 817,534 |
| | 6,009,511 | 3,667,848 |
| **Loss before undernoted items** | (4,016,577) | (3,584,410) |
| **Non-controlling interest** | 235,678 | 137,271 |
| **Gain on disposal of asset** | 4,209 | - |
| **Loss for the year** | (3,776,690) | (3,447,139) |
| **Deficit - beginning of year** | (11,851,141) | (8,404,002) |
| **Deficit - end of year** | (15,627,831) | (11,851,141) |
| **Basic and diluted loss per common share** | (0.13) | (0.27) |
| **Weighted average number of common shares outstanding** | 29,180,026 | 12,980,639 |

# Polaris Minerals Corporation

Consolidated Statements of Cash Flows

**For the years ended December 31, 2006 and 2005**

(expressed in Canadian dollars)

| | 2006<br>$ | 2005<br>$ |
|---|---|---|
| **Cash flows from operating activities** | | |
| Loss for the year | (3,776,690) | (3,447,139) |
| Items not affecting cash | | |
| Amortization | 249,098 | 38,874 |
| Gain on disposal of asset | (4,209) | - |
| Non-controlling interest | (235,678) | (137,271) |
| Stock-based compensation | 945,247 | 817,534 |
| | (2,822,232) | (2,728,002) |
| Changes in non-cash working capital items | | |
| Accounts receivable | (2,985,554) | (15,164) |
| Prepaid expenses and deposits | 166,099 | (148,901) |
| Inventories | (55,113) | - |
| Accounts payable | (219,535) | 157,552 |
| Accruals and provisions | 24,335 | 639,403 |
| | (3,069,768) | 632,890 |
| | (5,892,000) | (2,095,112) |
| **Cash flows from financing activities** | | |
| Net proceeds from issue of common shares | 74,469,053 | 36,000 |
| Long term debt | 36,124,300 | - |
| Non-controlling cash contributions | 990,000 | - |
| Deferred financing costs | (582,823) | (807,397) |
| Capital lease payments | (183,792) | - |
| | 110,816,738 | (771,397) |
| **Cash flows from investing activities** | | |
| Quarrying and terminal interests | (47,711) | - |
| Property, plant and equipment costs | (55,932,033) | (2,133,660) |
| Security deposits | (700,000) | - |
| | (56,679,744) | (2,133,660) |
| **Increase (decrease) in cash and cash equivalents** | 48,244,994 | (5,000,169) |
| **Cash and cash equivalents - beginning of year** | 1,159,778 | 6,159,947 |
| **Cash and cash equivalents - end of year** | 49,404,772 | 1,159,778 |
| **Cash and cash equivalents consist of** | | |
| Cash | 4,861,670 | 409,188 |
| Short-term investments | 44,543,102 | 750,590 |
| | 49,404,772 | 1,159,778 |

**Supplemental cash flow information** (note 19)

(expressed in Canadian dollars)

## 1 Nature of operations

Polaris Minerals Corporation (The Company) was incorporated on May 14, 1999. It is engaged in the development and operation of construction aggregates properties and related projects located on the west coast of North America.

## 2 Significant accounting policies

### Accounting principles

These financial statements are prepared in accordance with Canadian generally accepted accounting principles.

### Principles of consolidation

The consolidated financial statements include the accounts of the Company and it subsidiaries. The subsidiaries and the Company's ownership interests therein, are as follows: Eagle Rock Materials Ltd.(ERM) (70%), Eagle Rock Aggregates, Inc. (70%), Quality Rock Holdings Ltd. (100%), and Polaris Aggregates Inc. (100%), Orca Sand & Gravel Limited Partnership (OS&G LP) (88%), Orca Sand & Gravel Ltd. (88%), Quality Sand & Gravel Ltd. (100%), 5329 Investments Ltd. (100%), Orca Finance Ltd. (100%), North Island Sand & Gravel Ltd. (100%) and subsequent to December 31, 2006 Polaris Materials Inc. (100%). The Orca Sand & Gravel Limited Partnership's year end is January 31st.

### Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less from the date of acquisition.

### Translation of foreign currency

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses, other than amortization which is translated at historical rates, are translated at the average exchange rate in effect during the applicable accounting periods. Realized and unrealized foreign exchange gains and losses are reflected in the consolidated statements of operations.

(expressed in Canadian dollars)

**Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where management's judgement is applied include impairment of quarrying and terminal interests, estimating the useful life and rate of depletion and amortization of property plant and equipment, asset retirement obligations, stock based compensation, and liability accruals and provisions. These estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses for the periods reported. Actual results may differ from those estimates.

**Inventories**

Construction aggregates inventory is stated at the lower of cost or net realizable value. Cost for construction aggregates inventory is determined on an average cost basis and includes fuel, repair parts and supplies, raw materials, direct labour and production overhead. Consumable supplies are stated at the lower of cost and replacement cost. Costs for consumable supplies are determined on a first in, first out basis.

**Quarrying and terminal interests**

Expenditures incurred to develop new construction aggregate properties or marine receiving terminals in advance of construction are capitalized. Costs are transferred to property, plant and equipment once a construction decision is made, written down to net recoverable amount if impaired, or written off if the property or interest is sold, allowed to lapse or abandoned. Costs incurred on properties prior to the acquisition or the determination of potentially viable deposits are charged to operations.

The carrying values of quarrying and terminal interest represent costs incurred to date and do not necessarily reflect present or future values. The recovery of carrying values will depend upon the Company establishing economically recoverable reserves for quarrying interests, obtaining financing for construction and attaining profitable operations.

**Property, plant and equipment**

Property, plant and equipment are carried at cost less accumulated amortization and depletion. Once a construction decision is made for a quarry or a marine receiving terminal, capitalized costs related to the acquisition, exploration, evaluation and development of those projects are transferred from quarrying and terminal interests to property, plant and equipment. Capitalized costs for quarries are depleted using a unit of production method over the estimated economic life of the quarry to which they relate following the commencement of operations. Capitalized costs for marine receiving terminals are amortized over the useful lives of the underlying interests following the commencement of operations.

(expressed in Canadian dollars)

The following items are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives as follows:

| | |
|---|---|
| Office furniture, equipment and fixtures | 3.3 years |
| Motor vehicles | 3 years |
| Leasehold improvements | life of lease |

The cost of heavy equipment held under capital leases is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease and is amortized over the term of the lease.

**Impairment of long-lived assets**

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is recognized when the asset-carrying value exceeds the net recoverable amount. The net recoverable amount is generally determined using estimated undiscounted future cash flows. Impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company's performance could have a material effect on the Company's financial position and results of operations.

**Deferred financing costs**

The finance costs associated with the issue of the long term debt are held as deferred financing costs and are being amortized over the period of the liability.

**Asset retirement obligation**

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment. The Company records the fair value of any asset retirement obligations as a long term liability in the period in which the related environmental disturbance occurs, based on the net present value of the estimated future costs. The liability is accreted over time through periodic charges to operations and it is reduced by actual costs of decommissioning and reclamation. The fair value of the liability is added to the carrying amount of the capitalized mineral property. This additional capitalized amount will begin to be amortized once commercial production commences and will continue to be amortized over the estimated useful life of the asset. The obligation is adjusted at the end of each fiscal period to reflect the passage of time and changes in the estimated future costs underlying the obligation.

(expressed in Canadian dollars)

**Stock options**

The Company applies the fair value method of accounting for all stock option awards. Under this method the Company recognizes a compensation expense for all stock options awarded based on the fair value of the options on the date of grant which is determined by using a Black-Scholes option pricing model. Accordingly, the fair value of all stock options granted is recorded, over the vesting period, as a charge to operations and a credit to contributed surplus. Consideration paid on exercise of stock options in addition to the fair value attributed to stock options granted is credited to share capital.

**Community relations**

Community relations costs are incurred in communicating the environmental, technical, socio-economic and legal aspects of the proposed project developments to local communities, and providing assistance to enable them to understand and assess the implications of the proposed project developments. Costs are expensed when incurred.

**Income taxes**

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax assets and liabilities are measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the assets will be realized.

**Loss per common share**

Loss per common share is calculated using the weighted average number of common shares outstanding and special warrants issued and outstanding during the year. All outstanding stock options would be anti-dilutive and therefore have no effect on the determination of loss per share.

**Comparative figures**

Certain of the prior year's comparative figures have been reclassified to conform to the current year's classification.

(expressed in Canadian dollars)

## 3 Inventories

Inventories at December 31, 2006 are as follows:

| | 2006<br>$ | 2005<br>$ |
|---|---|---|
| Consumable supplies | 55,113 | - |

## 4 Quarrying and terminal interests

| | Eagle Rock Quarry Project<br>$ | Cougar deposit<br>$ | Other marine receiving terminals<br>$ | Total<br>$ |
|---|---|---|---|---|
| Balance - December 31, 2004 | 1,498,505 | - | 210,359 | 1,708,864 |
| Expenditures | - | - | 90,101 | 90,101 |
| Balance - December 31, 2005 | 1,498,505 | - | 300,460 | 1,798,965 |
| Expenditures | 17,042 | 3,335 | 27,334 | 47,711 |
| Balance - December 31, 2006 | 1,515,547 | 3,335 | 327,794 | 1,846,676 |

a) Eagle Rock quarry Project

The Eagle Rock Quarry Project is located on deep tidewater in the Alberni Inlet, southwest of the city of Port Alberni, British Columbia. The Company expects to quarry, crush and screen the granite resource to produce construction aggregates products on site. Products are expected to be shipped in bulk carriers or barges to coastal urban markets in California, Hawaii and British Columbia.

The Company has an environmental assessment certificate, mine permit and 50-year lease with the Province of British Columbia for the Eagle Rock Quarry Project. A foreshore lease application for the ship loader has been approved in principle, and the terms are currently being negotiated.

The Eagle Rock Quarry Project is held by ERM. The Company owns 70% of ERM, with the remaining 30% being owned 10% each by the Hupacasath First Nation (Hupacasath) and the Ucluelet First Nation (Ucluelet) and 10% is held in trust by the Company for the Tseshaht First Nation (Tseshaht).

(expressed in Canadian dollars)

The Company, the Hupacasath and the Ucluelet have a shareholders' agreement and an impact and benefits agreement. The principal terms of those agreements are as follows:

- Prior to a construction decision, the Company will fund ERM by making capital contributions to ERM, on behalf of all the shareholders.

- In the event that the Tseshaht do not choose to participate in ERM within a specific time after the approval of a feasibility study, the other First Nations will have the right to equally acquire the 10% interest held in trust for the Tseshaht.

- If First Nation shareholders elect not to make their equity contributions to the development financing, the Company will acquire 30% of their interest in ERM in return for funding the 70% balance of their equity contributions. If all three First Nations fail to make their equity contributions, the Company will own 79% and the First Nations will own 21% of ERM.

- Any loans to the First Nations will bear interest at a rate closely tied to the internal rate of return of the Eagle Rock Quarry development. The Company's sole recourse for repayment will be to dividends receivable by the First Nations from ERM as the loans are repayable solely from dividends.

- Certain preferential opportunities have been granted to the First Nations for business development, employment, and training within their communities.

- In the event that treaties are settled over the Eagle Rock Quarry area, the First Nations have agreed not to impose a tenure or tax regime on ERM, for a term of at least 25 years from the date of such treaties, which is less favourable than the tenure and tax regime that would have governed had the treaties not been settled.

- On the 25$^{th}$ anniversary of the development financing of the Eagle Rock Quarry, each First Nation will have the one-time right to increase their ownership in ERM by 50%, by purchasing ERM shares from the Company for cash at fair market value.

b) Cougar deposit

In February 2007, the Company applied for a license of occupation covering a sand and gravel deposit on northern Vancouver Island, B.C. The Cougar deposit is located on the shores of Rupert Inlet, approximately 19 kilometres west of the Orca Quarry and 19 kilometres south of the town of Port Hardy.

c) Other marine receiving terminals

The Company is evaluating, negotiating and permitting access to several sites at ports in California for the construction aggregates discharge, storage and distribution.

Subsequent to December 31, 2006, the Company has submitted its permit application with the Port of Redwood City for the development of a construction aggregates marine receiving terminal.

(expressed in Canadian dollars)

## 5 Property, plant and equipment

| | | | 2006 | | | 2005 |
|---|---|---|---|---|---|---|
| | Cost $ | Accumulated depletion or amortization | Net book value $ | Cost $ | Accumulated depletion or amortization | Net book value $ |
| Orca Quarry | | | | | | |
| Property costs | 12,305,901 | - | 12,305,901 | 4,961,164 | - | 4,961,164 |
| Construction in progress | 47,594,563 | - | 47,594,563 | - | - | - |
| Richmond Terminal | | | | | | |
| Property costs | 5,651,856 | - | 5,651,856 | 1,797,400 | - | 1,797,400 |
| Construction in progress | 11,419,138 | - | 11,419,138 | - | - | - |
| Motor vehicles | 213,786 | 35,631 | 178,155 | 8,000 | 6,000 | 2,000 |
| Heavy equipment (held under capital lease) | 3,852,789 | 93,196 | 3,759,593 | - | - | - |
| Office furniture, equipment and fixtures | 700,327 | 197,211 | 503,116 | 140,271 | 86,303 | 53,968 |
| Leasehold improvements | 16,857 | 9,365 | 7,492 | - | - | - |
| | 81,755,217 | 335,403 | 81,419,814 | 6,906,835 | 92,303 | 6,814,532 |

a) Orca Quarry

The Orca Quarry is a sand and gravel quarry with a plant capable of producing six million tonnes of sand and gravel per year. It is on tidewater, west of the town of Port McNeill, British Columbia. The Company began development of the Orca Quarry which is comprised of the East Cluxewe deposit, the associated process plant and ship loader in early March of 2006 with land clearing and site preparation for the construction of the ship load-out conveyors and the sand and gravel processing plant. Subsequent to December 31, 2006, the Orca Quarry began production of sand and gravel. The Orca Quarry products will be shipped in self-unloading bulk carriers to coastal urban markets in the USA under a long-term shipping contract. Sand and gravel from the Orca Quarry is being barged to coastal British Columbia markets.

The Company has an environmental assessment certificate, federal environmental approvals and the mine permit for the Orca Quarry. On May 1, 2006, the Company entered into a foreshore lease with the Province of British Columbia (the "Crown") in respect of the ship loading facility.

The Company completed an independent technical report in compliance with National Instrument 43-101 that confirmed the feasibility of the development of the East Cluxewe deposit, including the associated ship loader and the terminal and discharge facility in the Port of Richmond, San Francisco Bay (the Richmond Terminal). The report confirmed the quantity of the Orca Quarry resources which could be classified as reserves.

The Orca Quarry is part of the larger Orca Project which hosts three large coarse aggregate and fine aggregate sand and gravel deposits, namely the East Cluxewe, the Bear Creek and the West Cluxewe deposits.

(expressed in Canadian dollars)

The East Cluxewe and West Cluxewe deposits are situated on fee simple, private lands owned by Western Forest Products Inc. ("WFP") over which the Partnership (as defined below) has entered into a profit a prendre to gain access to, and obtain rights to, the rock, stone and sand located thereon. The principal terms are as follows:

- The agreement has a term of 10 years, with four 10-year extensions at the option of the Company.

- The Company will make royalty payments at an agreed rate per tonne of construction aggregates sold by the Company, subject to periodic inflationary adjustments and a minimum royalty in the fifth year of the term.

The East Cluxewe deposit is subject to royalties payable by the Orca Quarry to WFP, Kwakiutl First Nation and certain other local communities aggregating $1.06 per tonne of construction aggregates sold.

The Bear Creek deposit is also fee simple private land owned by Island Timberlands LP ("Island Timberlands"). The Company has exclusive right to negotiate a lease with Island Timberlands prior to December 31, 2007 to gain access to, and obtain rights to, the rock, stone and sand located thereon. The Orca Project lands also lie within the asserted traditional territories of the Kwakiutl Band (the "Kwakiutl") and the Namgis First Nation (the "Namgis"). The East Cluxewe deposit and Bear Creek deposit lie within the reserved traditional territories claimed by the Kwakiutl and the Namgis, whereas the West Cluxewe deposit is located in traditional territory asserted exclusively by the Kwakiutl.

The Kwakiutl and the Company have an Impact and Benefits Agreement which includes the following principal terms:

- The agreement applies solely to the Orca Quarry site, which is governed by the environmental assessment certificate.

- Staged cash amounts will be paid to the Kwakiutl.

- A royalty based on construction aggregates sold will be paid to the Kwakiutl.

- Certain preferential opportunities will be granted to the Kwakiutl for business development, employment and training within their community.

- In the event that treaties are settled over the Orca Quarry site, the Kwakiutl will not impose a tenure or tax regime, for a period of 20 years from the date of such treaties, which is less favourable than the tenure and tax regime that would have governed had the treaties not been settled.

The Company and the Namgis are partners in the OS&G LP (the Partnership) and have an Impact and Benefits Agreement over their asserted traditional territory. The principal terms are as follows:

- The Partnership and impact and benefits agreements apply to the project area within the territories claimed by both the Namgis and Kwakiutl First Nations.

(expressed in Canadian dollars)

- The Company owns 88% and the Namgis owns 12% of the Partnership.

- Certain preferential opportunities will be granted to the Namgis for business development, employment and training within their community.

- Contributions based on construction aggregates sold will be made by the Partnership to foundations for communities located within the asserted traditional territories of the Namgis and Kwakiutl.

- In the event that treaties are settled over the project area, the Namgis will not impose a tenure or tax regime, for a period of 20 years from the date of such treaties, which is less favourable than the tenure and tax regime that would have governed had the treaties not been settled.

- In December 2031, the Namgis will have the one-time right to increase their then ownership in the Partnership by up to 50%, by purchasing Partnership units from the Company for cash at fair market value.

In April 2005, the Company and the Namgis entered into an amended loan agreement, the principal terms of which are as follows:

- At the request of the Namgis, the Company will make additional advances to the Namgis to enable them to make their required equity contributions to the Partnership.

- Advances made prior to a construction decision will bear interest at prime plus a small margin. Advances made after a construction decision will bear substantially higher interest rates, reflective of the equity nature of the funding.

- The Company's sole recourse for repayment is to the distributions receivable by the Namgis from the Partnership. Advances made after a construction decision are repayable solely from those distributions and cannot be prepaid.

b) Richmond Terminal

The Company has a 20 year lease, with two 10 year extensions, with Levin Enterprises, Inc. for a construction aggregates storage and distribution site in the Port of Richmond in San Francisco Bay. In May 2004, the Company received the planning permit for the Richmond Terminal from the City of Richmond, and in February 2005 it received the environmental permit from the Bay Conservation and Development Commission. In February 2006, the Company executed the corresponding vessel berthing agreement for the Richmond Terminal. Construction on the terminal began subsequent to December 31, 2006.

The Company executed a long-term freight agreement in July 2005 for the delivery of products from the ship loader at the Orca Quarry to third party barges at anchorage in San Francisco Bay, and the Richmond Terminal and a third party terminal.

(expressed in Canadian dollars)

## 6 Security deposits

The Company has issued $700,000 in irrevocable standby letters of credit as performance bonds on the Orca Quarry. The letters of credit are automatically renewed each year until returned to the Company upon completion of the performance bond and are secured by interest-bearing deposits of $700,000.

## 7 Deferred financing costs

As at December 31, 2006, deferred financing cost amounted to $915,300.

Deferred financing costs of $807,397 incurred to December 31, 2005 were comprised of legal, accounting and other costs directly related to the completion of the Company's prospectus for its initial public offering (note 10(a)) and long term debt facility (note 9). On January 10, 2006, the Company closed its initial public offering and, as a result, deferred costs of $411,148 were included in share issue costs and netted against the proceeds. The remaining deferred costs of $396,249 were attributable to the long term debt facility.

## 8 Capital leases

Included in property, plant and equipment is quarrying equipment that the Company has acquired pursuant to a five year lease agreement, terminating October 28, 2011 at an interest rate of 7.0% and 7.05%. The quarrying equipment is the security for the indebtedness. Future minimum lease payments are as follows:

| | 2006<br>$ | 2005<br>$ |
|---|---|---|
| 2007 | 735,167 | - |
| 2008 | 735,167 | - |
| 2009 | 735,167 | - |
| 2010 | 735,167 | - |
| 2011 | 1,608,287 | - |
| Total minimum lease payments | 4,548,955 | - |
| Less: Interest portion | 835,677 | - |
| Present value of capital lease obligation | 3,713,278 | - |
| Less: Current portion | 484,209 | - |
| Non-current portion | 3,229,069 | - |

(expressed in Canadian dollars)

## 9 Long term debt

| | 2006<br>$ | 2005<br>$ |
|---|---|---|
| Tranche A | 24,471,300 | - |
| Tranche B | 11,653,000 | - |
| | 36,124,300 | - |

The Company has a US$31 million debt facility comprised of two Tranches, A and B, for US$21 million and US$10 million, respectively. As at December 31, 2006, the Company has drawn down the entire US$31 million debt facility. The loans are repayable in January 2012, but may be repaid at any time without penalty (see note 21(b)). The loans bear interest that increases annually, commencing at 10% and 15% for Tranche A and Tranche B, respectively, in 2006 and increasing to a maximum of 20% and 25% per annum, respectively, in 2011. The debt is secured by a first priority lien on the assets of the Company.

Immediately following the first sale of a shipment of construction aggregates to California, the Company must elect either to grant 1,000,000 warrants or grant a royalty of US$0.21 per short ton on 88% of construction aggregates shipments for the life of the quarry to the lenders as the Tranche A fee. Similarly, with respect to the Tranche B fee, the Company can elect either to grant 1,153,846 warrants or grant a royalty of US$0.03 per short ton on 88% of construction aggregates shipments for each US$1 million of that facility. Each Tranche A and B warrant will be exercisable into one common share at $4.80 per share until November 30, 2010. The Tranche A and B warrants and royalty certificates have been issued and are being held in trust. Upon the draw down of the facility, the Company is required to pay a 1.5% debt advisory fee on the drawn amount and as at December 31, 2006, the Company has accrued $574,376.

Interest expense on the debt facility of $238,487 (2005 - $nil) has been capitalized to property, plant and equipment for the year ended December 31, 2006.

(expressed in Canadian dollars)

## 10 Share capital

Authorized
Unlimited common shares without par value

Issued

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | **Number of common shares** | **Amount $** | **Number of common shares** | **Amount $** |
| Balance - beginning of year | 12,996,660 | 18,629,705 | 10,206,660 | 9,332,014 |
| For cash | 16,628,185 | 79,815,288 | - | - |
| Share issue costs | - | (5,877,383) | - | - |
| On exercise of stock options | 25,000 | 194,004 | 40,000 | 36,000 |
| On exercise of special warrants | - | - | 2,750,000 | 9,261,691 |
| Balance - end of year | 29,649,845 | 92,761,614 | 12,996,660 | 18,629,705 |

a) Common shares

In January 2006, the Company completed an initial public offering of 16,628,185 common shares at $4.80 per share for net proceeds of $73,937,905. A cash commission equal to 6.0% of the gross proceeds was paid to the agent.

b) Broker warrants

At December 31, 2005, the Company had 250,000 broker warrants outstanding. Each broker warrant was exercisable into one common share at an exercise price of $5.00 per common share and expired unexercised on February 27, 2006.

(expressed in Canadian dollars)

c) Stock options

The Company established an incentive stock option plan (the Plan) on April 23, 2002. In September 2005, the Company amended the Plan to increase the exercise period of options granted and to be granted from five years to a maximum of 10 years. The Board of Directors (the Board) determines the exercise price of an option, but the price shall not be less than the fair market value of a common share on the date it is granted. Vesting and other terms are at the discretion of the Board. On May 16, 2006 the Company amended the Plan to allow the number of options outstanding under to the Plan to be equal to 10% of the outstanding common shares of the Company and permits options that have been exercised to be available for subsequent grants under the Plan. The amended Plan also prohibits the reduction of the exercise price of any outstanding options without prior shareholder approval. The Board administers the Plan, whereby it may from time to time grant options to directors, senior officers, employees, consultants, personal holding companies and certain registered plans. As at December 31, 2006, the maximum options allowed outstanding under the plan are 2,964,985 (2005 - 1,900,000).

| | Number outstanding | Weighted average exercise price $ | Expiry date |
|---|---|---|---|
| At December 31, 2004 | 1,427,500 | 1.47 | 2011 - 2014 |
| Granted | 192,500 | 4.10 | 2015 |
| Exercised | (40,000) | 0.90 | 2012 |
| Cancelled | (17,500) | 3.82 | 2014 |
| At December 31, 2005 | 1,562,500 | 1.79 | 2011 - 2015 |
| Granted | 594,602 | 5.04 | 2013 -2016 |
| Exercised | (25,000) | 4.80 | 2016 |
| Cancelled | (25,000) | 4.80 | 2016 |
| At December 31, 2006 | 2,107,102 | 2.63 | 2011 - 2016 |

As at December 31, 2006, 1,806,042 (2005 - 1,537,500) options were exercisable at a weighted average exercise price of $2.20 (2005 - $1.74).

(expressed in Canadian dollars)

The following table summarizes outstanding and exercisable share options at December 31, 2006:

| Options outstanding | Options exercisable | Expiry date | Exercise price $ | Weighted average remaining contractual life (years) |
|---|---|---|---|---|
| 300,000 | 300,000 | April 23, 2011 | 0.75 | 4.31 |
| 100,000 | 100,000 | October 5, 2011 | 0.80 | 4.76 |
| 375,000 | 375,000 | March 1, 2012 | 0.80 | 5.16 |
| 50,000 | 50,000 | July 12, 2012 | 1.00 | 5.53 |
| 10,000 | 10,000 | September 3, 2012 | 1.00 | 5.67 |
| 107,500 | 107,500 | October 21, 2012 | 1.00 | 5.81 |
| 105,000 | 105,000 | January 16, 2013 | 2.00 | 6.04 |
| 90,000 | - | June 30, 2013 | 4.80 | 6.50 |
| 50,000 | 50,000 | October 1, 2013 | 2.50 | 6.75 |
| 147,500 | 147,500 | January 15, 2014 | 2.75 | 7.04 |
| 105,000 | 105,000 | May 1, 2014 | 4.00 | 7.33 |
| 10,000 | 10,000 | August 16, 2014 | 2.75 | 7.62 |
| 10,000 | 10,000 | September 28, 2014 | 4.00 | 7.74 |
| 167,500 | 167,500 | January 20, 2015 | 4.00 | 8.05 |
| 25,000 | 25,000 | October 17, 2015 | 4.80 | 8.79 |
| 237,500 | 237,500 | January 23, 2016 | 4.80 | 9.06 |
| 167,102 | 6,042 | May 16, 2016 | 5.60 | 9.37 |
| 50,000 | - | September 18, 2016 | 5.00 | 9.72 |
| 2,107,102 | 1,806,042 | | 2.63 | 6.62 |

The options have been valued using the following option pricing model assumptions:

| | 2006 $ | 2005 $ |
|---|---|---|
| Average risk free rate | 4.06% - 4.38% | 3.11% - 4.12% |
| Expected life | 3.5 - 10 years | 7 months - 10 years |
| Expected volatility | 36.65% - 45% | 45% |
| Expected dividends | - | - |

As a consequence of amending the Plan in 2005, the Company recorded a further stock-based compensation expense of $516,205 in recognition of the incremental fair value of the options outstanding as of that date.

The total stock-based compensation recorded in the year ended December 31, 2006 was $1,064,784 (2005 - $817,534) which includes $119,537 (2005 - $nil) capitalized to property, plant and equipment.

(expressed in Canadian dollars)

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options. Option pricing models require the input of highly subjective assumptions including expected life and expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

## 11 Contributed surplus

| | 2006<br>$ | 2005<br>$ |
|---|---|---|
| Balance - beginning of year | 1,516,912 | 699,378 |
| Stock based compensation | 1,064,784 | 817,534 |
| Exercise of stock options | (74,004) | - |
| Balance - end of year | 2,507,692 | 1,516,912 |

## 12 Non-controlling interest

| | Non-controlling interest in subsidiary<br>$ | Namgis loan receivable<br>$ | Total<br>$ |
|---|---|---|---|
| Balance - December 31, 2004 | - | - | - |
| Equity contributions | 2,040,329 | (588,917) | 1,451,412 |
| Non-controlling interest share of losses | (137,271) | - | (137,271) |
| Balance - December 31, 2005 | 1,903,058 | (588,917) | 1,314,141 |
| Equity contributions | 6,708,000 | (5,718,000) | 990,000 |
| Non-controlling interest share of losses | (235,678) | - | (235,678) |
| Balance - December 31, 2006 | 8,375,380 | (6,306,917) | 2,068,463 |

The Company holds an 88% interest in the Partnership formed to develop the Orca Quarry, with the remaining 12% interest held by the Namgis. Non-controlling interest consists of the minority interest's share of the equity in the Partnership offset by the capital contributions loaned to the minority interest by the Company. The principal terms of the loan agreement between the Company and the Namgis are as follows:

- At the request of the Namgis, the Company will make advances to the Namgis to enable them to make their required equity contributions to the Partnership.

(expressed in Canadian dollars)

- Advances made prior to a construction decision will bear interest at prime plus a small margin. Advances made after a construction decision will bear substantially higher interest rates, reflective of the equity nature of the funding.

- The Company's sole recourse for repayment is to the distributions receivable by the Namgis from the Partnership, after repayment of any approved third party who has loaned the Namgis funds for equity contributions. Advances made after a construction decision are repayable solely from those distributions and cannot be prepaid.

Due to the uncertainty regarding recoverability, the Company has not recognized interest receivable on the Namgis loan. The fair value of this amount receivable cannot be determined by the Company as it is dependent on the future success of the Orca Quarry.

## 13 Asset retirement obligations

During the year ended December 31, 2006, the Company recognized asset retirement obligations in connection with the construction and development of the Orca Quarry. As a result, the Company recorded liabilities totalling $1,759,840 in the year ended December 31, 2006 (2005 - $nil) and increased capitalized property, plant and equipment associated with the Orca Quarry by the same amount.

| | 2006<br>$ | 2005<br>$ |
|---|---|---|
| Obligation - beginning of year | - | - |
| Liabilities incurred | 1,717,724 | - |
| Accretion expense | 42,116 | - |
| Obligation - end of year | 1,759,840 | - |

A determination of the fair value of the liability assumes undiscounted estimated future cash flows needed to settle the liability incurred to December 31, 2006 of approximately $10,572,696, which are expected to be expended throughout the mine life to 2030. These estimated future cash flows have been discounted at credit-adjusted risk-free rate of 10.2% and assumes an inflation rate of 2.75%. Included in security deposits (note 6) is a $500,000 term deposit required by the British Columbia Ministry of Energy and Mines for reclamation at the end of the life of the Orca Quarry.

(expressed in Canadian dollars)

## 14 Commitments

a) The following minimum payments are required under operating leases as at December 31, 2006:

| | $ |
|---|---|
| 2007 | 789,579 |
| 2008 | 959,382 |
| 2009 | 1,030,999 |
| 2010 | 1,101,473 |
| 2011 | 1,098,332 |
| Thereafter | 17,817,478 |
| | 22,797,243 |

b) As at December 31, 2006, the Company has remaining construction contract commitments totalling approximately $685,000 related to the Orca Quarry and has construction contracts totalling approximately $13.8 million related to the Richmond Terminal.

## 15 Income taxes

a) The recovery of income taxes shown in the statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

| | 2006 | 2005 |
|---|---|---|
| Statutory tax rate | 34.12% | 34.86% |
| | $ | $ |
| Loss for the year | (3,776,690) | (3,447,139) |
| Provision for income taxes based on statutory Canadian combined federal and provincial income tax rates | (1,288,607) | (1,201,673) |
| Difference in foreign tax rates | (18,067) | 488 |
| Decrease in Canadian tax rates | 233,385 | 145,811 |
| Share issuance costs | (1,904,566) | - |
| Future tax benefit to the minority interest and other | 400,909 | 129,515 |
| Accounting charges having no tax basis | 343,663 | 292,606 |
| Tax assets for which an income tax benefit has not been recognized | 2,233,283 | 633,253 |
| | - | - |

(expressed in Canadian dollars)

b) The significant components of the Company's future tax asset, assuming a future tax rate of 32.41% (2005 - 34.12%), are as follows:

| | 2006<br>$ | 2005<br>$ |
|---|---|---|
| **Future income tax assets** | | |
| Excess of tax basis over carrying value of assets | 348,534 | 1,786,527 |
| Operating loss carry-forward | 6,393,952 | 2,722,676 |
| | 6,742,486 | 4,509,203 |
| Valuation allowance for future tax assets | (6,742,486) | (4,509,203) |
| | - | - |

c) The Company has Canadian non-capital loss carry-forwards of $16,105,000 (2005 - $5,624,000), and U.S. tax losses of $3,629,000 (2005 - $2,096,000) that may be available for tax purposes. The non-capital losses expire as follows:

| | Canada<br>$ | United States<br>$ |
|---|---|---|
| 2009 | 287,000 | - |
| 2010 | 1,033,000 | - |
| 2014 | 2,237,000 | - |
| 2015 | 131,000 | - |
| 2022 | - | 9,000 |
| 2023 | - | 781,000 |
| 2024 | - | 506,000 |
| 2025 | - | 814,000 |
| 2026 | 12,417,000 | 1,519,000 |
| | 16,105,000 | 3,629,000 |

## 16 Segmented financial information

The Company operates in one segment: the development and operation of construction aggregates properties and projects located in western North America.

(expressed in Canadian dollars)

## 17 Related party transactions

Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties. During the years ended December 31, 2006, a certain director, through a company controlled by him, provided services to the Company, as follows:

a) Marketing services at a cost of $308,357 (2005 - $246,646).

b) Community services at a cost of $nil (2005 - $16,910).

c) Clerical services at a cost of $nil (2005 - $4,549).

At December 31, 2006, accounts payable of $37,581 (2005 - $21,765) was due to a company controlled by a common director.

## 18 Contingency

During the year ended December 31, 2005, the Company was served a petition made to the Supreme Court of British Columbia by the Komoyue Heritage Society and others disputing the issuance to the Company of its Environmental Assessment Certificate M05-01. In the fourth quarter of 2006, the petition was dismissed by the Supreme Court of British Columbia.

## 19 Supplemental cash flow information

**Non cash investing and financing activities**

As a result of the Company receiving a receipt for its final prospectus for an initial public offering on December 22, 2005, the Company's 2,500,000 special warrants were deemed to be exercised on behalf of the holders for 2,750,000 common shares for no further consideration.

Non cash additions of $18,798,601 are included in property, plant and equipment.

(expressed in Canadian dollars)

## 20 Financial instruments

### Fair value of financial instruments

The fair values of cash and cash equivalents, accounts receivable, security deposits, accounts payable and accruals and provisions, approximate their book value due to their short-term nature. The Company estimates that the fair value of the capital leases and long term debt approximates their carrying value at December 31, 2006.

### Financial risk

Financial risk is the risk arising from changes in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

## 21 Subsequent events

Other than disclosed elsewhere, subsequent to December 31, 2006, the Company:

a) issued 6 million common shares at $9.00 per common share for gross proceeds of $54 million. The Company has also granted the underwriters an option to purchase up to an additional 900,000 common shares at $9.00 per common share which were exercised on March 22, 2007 for gross proceeds of $8.1 million. A cash commission equal to 5.0% of the gross proceeds was paid to the underwriters.

b) issued its 30 day notice to the holders of the long term debt (note 9), for repayment of the debt facility on April 15, 2007.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and operations of Polaris Minerals Corporation (the "Company") has been prepared by management as of March 29, 2007, and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2006, which have been prepared in accordance with Canadian generally accepted accounting principles.

### OVERVIEW

2006 was an important year for the Company. In January, following a successful Initial Public Offering, the Company became public and listed on the Toronto Stock Exchange (Symbol: PLS). Thereafter, in March, we commenced construction of the Orca Sand & Gravel Quarry ("the Orca Quarry") on tide water near Port McNeill, British Columbia and later in the year commenced construction of an associated receiving terminal in San Francisco Bay. These developments fulfilled the Company's strategy to establish itself in the emerging trade of marine exports of construction aggregates from its properties located in British Columbia, Canada to urban markets located on the west coast of North America, particularly California, Hawaii and British Columbia.

Local production of construction aggregates in the Company's target markets is rapidly diminishing as operating quarries are depleted and new resources become more difficult to permit. Increasingly longer and more costly overland haulages to consumers to meet the supply shortfall are raising the prices of aggregate products in the target markets of San Francisco Bay, Los Angeles Basin, and San Diego. This supply gap and price escalation has created a market opportunity for producers along the west coast of British Columbia to ship high quality construction aggregates to those markets in large ocean-going bulk carriers or tugs and barges.

Construction on the Orca Quarry and its associated deep ocean ship loading facility, progressed rapidly during 2006 and production at the site commenced in February, 2007 in order to build product inventories ready for shipping. The products, washed and graded sand and gravel construction aggregates, will be shipped in bulk carriers to Pacific coastal urban markets under a long term contract with CSL International Inc., the world's leading operator of self-discharging vessels.

The Company has secured a long-term aggregates supply agreement (the "Supply Agreement") with Shamrock Materials, Inc ("Shamrock"), a well established construction aggregates consumer located in the San Francisco Bay area (the "Bay"), one of the Company's target markets. Shipments to the Bay will be partially discharged into Shamrock's barges ("lightered"), provided under the Supply Agreement, while at anchorage in the Bay prior to discharging the balance of the cargo at the Company's receiving, storage and distribution facility or a third party terminal, access to which is being sought. This lightering arrangement offers the most economical shipping solution. The Supply Agreement will initially account for approximately 55% of the projected first year sales of 1.4 million tonnes. The Company will begin loading its first shipment to California on March 31, 2007. In addition, the Company is pursuing a sales strategy focused on securing further short or long-term customer sales contracts. The Company is in discussions with third-party consumers, and to date, customers' reactions to the potential of supplies from the Orca Quarry have been generally positive. The Company anticipates achieving a balance between long-term contracted sales and shorter term arrangements. The Company believes this approach should provide flexibility and allow the Company to participate in any future increases in the sales prices of its construction aggregates products.

On March 8, 2007, the Company entered into its second long term sales agreement, 5 year sand and gravel products supply agreement with an arm's length third party concrete manufacturer located in the lower mainland of British Columbia. Shipments commenced to this customer from the Orca Quarry on March 22, 2007 in barges chartered by the customer.

The Company owns the rights to develop the Eagle Rock Quarry Project, a very large granite resource located on deep tidewater in the Alberni Inlet, south of the town of Port Alberni, British Columbia. A Mine Permit was obtained for this quarry in 2003 and the Company is actively seeking market outlets which would support the development of the quarry to produce crushed rock construction aggregate products on site. Products would also be shipped in bulk carriers to coastal urban markets in the Pacific. The Eagle Rock Quarry is held by Eagle Rock Materials Ltd. which is owned 70% by the Company and 30% by First Nations that have asserted traditional territorial rights over the quarry area.

The Company has a long-term lease with Levin Enterprises, Inc. for a construction aggregates storage and distribution terminal in the Port of Richmond in the Bay (the "Richmond Terminal"). The initial design for the construction of the Richmond Terminal proved to be too expensive and a redesign of the terminal was completed with construction cost savings of US$9.1 million for a projected total cost of US$27.4 million. The redesign more economically accommodates the complex ground conditions prevalent around the Bay. Following receipt of a Building Permit on August 10, 2006, the Company began site preparation and ground stabilization on the site in the fourth quarter of 2006, and construction of the terminal facilities commenced in the first quarter of 2007 and is anticipated to be complete in the third quarter of that year. The Company is also progressing discussions with other ports and port operators in pursuance of the objective to establish multiple entry locations to serve major cities on the Pacific coast.

Funding for the development of the Orca Quarry and Richmond Terminal was raised in January 2006 when the Company closed its initial public offering (IPO) on the Toronto Stock Exchange and raised net proceeds of approximately $74 million. At the same time, the Company closed a bridge debt facility for up to US$31 million. On March 15, 2007, the Company closed an equity issue for gross proceeds of $54 million and on that same day issued its 30 day notice of repayment to debt holders. Repayment of the debt facility is scheduled on April 15, 2007.

During the fourth quarter of 2006 the Supreme Court of British Columbia dismissed the petition filed by the Komoyue Heritage Society and others disputing the issuance to the Company of the environmental assessment certificate for the Orca Quarry and no appeal was filed.

## SELECTED ANNUAL INFORMATION

The following table sets out selected consolidated financial information for the Company prepared in accordance with Canadian generally accepted accounting principles. The Company's reporting currency is the Canadian dollar. This information has been summarized from the Company's audited consolidated financial statements for the fiscal years ended December 31, 2006, 2005 and 2004. This selected consolidated financial information should only be read in conjunction with the Company's consolidated financial statements.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | $ | $ | $ |
| Revenue | Nil | Nil | Nil |
| Interest income | 1,993,000 | 83,000 | 158,000 |
| Loss for the year | (3,777,000) | (3,447,000) | (2,786,000) |
| Basic and diluted loss per share | (0.13) | (0.27) | (0.22) |
| Cash and cash equivalents | 49,405,000 | 1,160,000 | 6,160,000 |
| Net working capital | 37,941,000 | 189,000 | 5,822,000 |
| Total assets | 137,636,000 | 11,055,000 | 11,538,000 |
| Total long term liabilities | 43,182,000 | 1,314,000 | Nil |
| Dividends declared | Nil | Nil | Nil |

## RESULTS OF OPERATIONS

During the year ended December 31, 2006, the Company incurred a loss of $3,777,000 ($0.13 per share) compared to a loss of $3,447,000 ($0.27 per share) in the comparative year. Operating activities, taking into account non-cash items and non-cash working capital, used cash of $5,892,000 for the year ended December 31, 2006 compared to a cash outflow of $2,095,000 in the 2005 year.

The Company was in a development and construction phase only and therefore had no operating revenues during the year ended December 31, 2006. The losses were attributable to expenses incurred, as discussed below.

Expenses of $6,010,000 were charged to operations during the year ended December 31, 2006, compared to expenses of $3,668,000 in the comparative year.

- Community relations expenses decreased for the year ended December 31, 2006 to $179,000 from $641,000 in the comparative year. The majority of the 2005 costs represented funding of the Kwakiutl and Namgis First Nations in connection with the restructuring of their participating interests in the Orca Project. These matters have now been resolved and costs declined in line with the lower level of community consultation activities at the Orca Quarry and the Eagle Rock Quarry Project.
- General and administrative costs in the year ended December 31, 2006 increased to $2,132,000 from $972,000 in the 2005 year. The increase is mainly attributable to increased investor relations activity as a result of the Company listing on the Toronto Stock Exchange, increased insurance costs due to the public nature of the Company, increased legal fees for the defence of the Komoyue petition, and increased consultants fees as well as increased general office costs due to the growth of the Company.
- Marketing costs in the year ended December 31, 2006 increased to $405,000 from $385,000 in the year ending December 31, 2005. The increase is attributable to increased consulting fees for the Company's shipping, discharging, and marketing arrangements and an overall increase in marketing activities in the Pacific coastal region.
- Regulatory compliance costs increased to $71,000 for the year ended December 31, 2006 compared to $Nil in the 2005 year as a result of completing the Company's initial public offering in the first quarter of 2006.

- Salaries and benefits increased to $2,028,000 in the year ended December 31, 2006 from $804,000. This increase is mainly attributable to $800,000 in management bonuses paid as certain milestones were achieved, in accordance with senior managements' employment contracts. Increased staffing levels account for the remaining increase for the year ended December 31, 2006.
- An expense of $945,000 was recorded in the year ended December 31, 2006 for stock-based compensation compared with $818,000 in the 2005 year. Further, $120,000 in stock based compensation was capitalized to property, plant & equipment for the year ended December 31, 2006, respectively, compared with $Nil in the comparative year.

## SUMMARY OF QUARTERLY RESULTS

The selected financial information set out below is based on and derived from the unaudited consolidated financial statements of the Company for each of the quarters listed:

| | Three Months Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2006 | | | | 2005 | | | |
| | Dec 31, | Sept. 30, | June 30, | Mar. 31, | Dec. 31, | Sept. 30, | June 30, | Mar. 31, |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Revenue | Nil | Nil | Nil | Nil | Nil | Nil | Nil | Nil |
| Interest income | 104,452 | 982,495 | 699,326 | 206,661 | 12,969 | 20,480 | 27,015 | 22,974 |
| Loss for the quarter | (1,528,526) | (9,489) | (94,046) | (2,144,629) | (663,615) | (1,077,440) | (621,716) | (1,084,368) |
| Basic and diluted loss per share | (0.04) | (0.00) | (0.01) | (0.08) | (0.06) | (0.08) | (0.05) | (0.08) |

## FINANCING

During the year ended December 31, 2006, the Company closed its IPO and issued 16,628,185 common shares at $4.80 per share for net proceeds of $73,937,905. A cash commission equal to 6.0% of the gross proceeds was paid to the agent. On January 10, 2006 the Company's shares were listed on the Toronto Stock Exchange and commenced trading with the symbol PLS.

Subsequent to December 31, 2006, the Company closed a bought deal for 6,000,000 common shares at $9.00 per share for gross proceeds of $54,000,000. The Company also granted the underwriter an option to purchase up to an additional 900,000 common shares at $9.00 per share which were exercised on March 22, 2007 for gross proceeds of $8.1 million. A cash commission equal to 5.0% of the gross proceeds was paid to the agent.

At the same time as the IPO, the Company closed a US$31 million debt facility. In the fourth quarter of 2006 the Company drew down the entire facility of US$31 million. The facility is comprised of two Tranches, A and B, for US$21 million and US$10 million, respectively. The loans are repayable on January, 2012, but may be repaid at any time without penalty. The loans bear interest that increases annually, commencing at 10% and 15% for Tranche A and Tranche B respectively, in 2006 and increasing to a maximum of 20% to 25% per annum respectively in 2011. The Company has issued its 30 day notice to the holders of the debt for repayment of the debt facility on April 15, 2007.

Subsequent to the first sale of a shipment of construction aggregates from the Orca Quarry to California, the Company must elect either to grant 1,000,000 warrants or grant a royalty of US$0.21 per short ton on 88% of construction aggregates shipments for the life of the quarry to the lenders as the Tranche A fee. Similarly, with respect to the Tranche B fee, the Company elects either to grant 1,153,846 warrants or grant a royalty of US$0.03 per short ton on 88% of construction aggregates shipments for each US$1 million of that facility. Each Tranche A and B warrant is exercisable into one common share at $4.80 per share until November 30, 2010. The Tranche A and B warrants and royalty certificates have been issued and are being held in trust. Interest payable at December 31, 2006 was $238,000.

The Company issued 25,000 common shares for proceeds of $120,000 pursuant to the exercise of options during the year ended December 31, 2006, compared with 40,000 common shares for proceeds of $36,000 during the year ended December 31, 2005.

During the year ended December 31, 2006 the Company entered into five year leases for heavy equipment for the Orca Quarry, terminating on October 28, 2011, at annual interest rates of 7.0% and 7.05% for total minimum lease payments over the five years totalling $4,549,000.

## INVESTING

The Company capitalizes only direct costs incurred on projects determined to be viable, and charges certain other costs to operations, including salary and support costs; marketing studies and initiatives; and community relations programs.

Property Plant and Equipment

***Orca Quarry***

The Company capitalized $54,939,000 to the Orca Quarry during the year ended December 31, 2006 compared to $2,809,000 in the year ended December 31, 2005. Included in this increase for the December 31, 2006 year is $47,595,000 of Construction in progress which relates to the commencement of construction on the Orca Quarry with a major portion of these costs being associated with the Company's shiploader, process plant, and load-out conveyor system. Also included in capitalized costs are future site reclamation costs of $1,760,000 resulting from a corresponding asset retirement obligation. Other costs incurred in the year ended December 31, 2006 include sampling & testing, geotechnical surveys, development of drawings for the Orca Quarry shiploader and the remediation of an old dump adjacent to the Cluxewe River, but outside the Company's lease area. This remediation was mandated by the Land Titles Act and was therefore a precondition to the execution and registration of the lease agreement with Western Forest Products Inc. ("WFP"). However, an agreement is in place to recover 50% of these costs from Orca Quarry royalties payable to WFP. The costs incurred to December 31, 2005 were principally attributable to the preparation and filing of the environmental and mine permit applications and assessment work on the mineral claims, the development of the independent feasibility study, development of the engineering drawing for the shiploader and remediation of the dump near the Cluxewe River.

***Richmond Terminal***

During the year ended December 31, 2006, $15,274,000 was capitalized to the Richmond terminal compared to $467,000 in 2005. Included in this increase for the December 31, 2006 year is $11,419,000 of Construction in progress which relates to the commencement of construction of the Richmond Terminal with a major portion of these costs being associated with the ground stabilization work, foundations and the building fabrication. Other costs in 2006 were principally incurred in connection with the Company's redesign of the Richmond Terminal, the attainment of the building permit for that terminal and dredging costs for the terminal's ship berth. Costs in 2005 are related to the lease costs of the Richmond Terminal, permitting and product testing.

***Other Property, Plant and Equipment***

The remaining increase of $4,636,000 in Property, Plant & Equipment for the year ended December 31, 2006 is mainly attributable to the lease of heavy equipment, motor vehicles, and additional office furniture, equipment and fixtures related to the operation of the Orca Quarry. The increase of $14,000 for the year ended December 31, 2005 was attributable to office furniture and equipment.

Quarrying & Terminal Interests

***Eagle Rock Quarry Project***

During the year ended December 31, 2006, $17,000 was capitalized to the Eagle Rock Quarry Project compared with $Nil expenditures in 2005. Costs incurred in 2006 comprised lease costs to keep the property in good standing.

***Other Marine Receiving Terminals***

During the year ended December 31, 2006, the Company capitalized costs of $27,000 compared to $90,000 in 2005. Costs in 2006 were principally incurred in connection with the permitting process of the Company's target marine receiving terminals in California.

## LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2006, the Company had working capital of $37.9 million, including cash and cash equivalents of $49.4 million compared to working capital of $189,000 and cash of $1.2 million at December 31, 2005. On January 10, 2006, the Company raised net proceeds of approximately $74 million and arranged a debt facility of approximately $36 million (US$31 million). Subsequent to December 31, 2006, the Company closed an equity issue for gross proceeds of $54 million and the Company intends to use a portion of these proceeds to repay the Company's debt facility. The Company expects that the remaining funds from the bought deal and IPO will finance the construction of the Orca Quarry and Richmond Terminal, and fund their operations through to sustainable positive net cash flows.

As at December 31, 2006, the Company's has the remaining contractual obligations for the construction of the Orca Quarry and Richmond Terminal and operating leases, as outlined in the following table:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | **Total** | **Less than one year** | **2-3 years** | **4-5 years** | **After 5 years** |
| Operating leases | $22,797,000 | $790,000 | $1,990,000 | $2,200,000 | 17,817,000 |
| Orca Quarry - Construction Contracts | $685,000 | $685,000 | - | - | - |
| Richmond Terminal – Construction Contracts | $13,793,000 | $13,793,000 | - | - | - |

## RELATED PARTY TRANSACTION

During the year ended December 31, 2006, a company controlled by a director of the Company provided services to the Company in the United States in connection with its proposed shipping, discharging, and marketing arrangements, at a cost of $308,000 compared to $247,000 for the year ended December 31, 2005 and family members of a director provided clerical services to the Company at a cost of $Nil compared to $5,000 in the 2005 year. A director of one of the Company's subsidiaries provided community relations services to the Company during the year amounting to $Nil compared with $17,000 in 2005.

## RECENT ACCOUNTING PRONOUNCEMENTS

Financial Instruments

On January 27, 2005, the CICA issued Handbook section 3855, *Financial Instruments – Recognition and Measurement*. It expands Handbook section 3860, *Financial Instruments – Disclosure and Presentation*, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

All financial instruments will be required to be classified into various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium or discounts of losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost.

The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition. The Company intends to adopt this standard in its fiscal year ending December 31, 2007, effective January 1, 2007.

At present, the Company's most significant financial instruments are cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. This new section requires little difference in accounting for these financial instruments from their current standards.

Comprehensive Income

CICA Handbook section 1530, *Comprehensive Income*, introduces a new requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in equity during a period, from transactions and events from non-owner sources. Comprehensive income and its components should be presented in a financial statement with the same prominence as other financial statements.

The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition. The Company intends to adopt the standard in its fiscal year ending December 31, 2007. The Company does not expect this new Guideline will have a material impact on the consolidated financial statements at this time.

## CHANGES IN SIGNIFICANT ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company adopted the following new accounting policies in 2006:

**Inventories**

Construction aggregates inventory is stated at the lower of cost or net realizable value. Cost for construction aggregates inventory is determined on a average cost basis and includes fuel, repair parts and supplies, raw materials, direct labour and production overhead. Consumable supplies are stated at the lower of cost and replacement cost. Costs for consumable supplies are determined on a first in, first out basis.

## CRITICAL ACCOUNTING ESTIMATES

The Company's accounting policies are described in Note 2 to the December 31, 2006 audited consolidated financial statements. Both the accounting polices used and the estimates made by management can impact the consolidated financial statements. The Company considers the estimate of stock-based compensation and asset retirement obligations to be significant.

The Company uses the fair-value method of accounting for stock based compensation related to incentive stock options granted. In determining the fair value, the Company makes estimates of the expected volatility of the stock, the expected life of the option and the discount rate. Changes in these estimates could result in the fair value of the stock-based compensation being materially less than or greater than the amount recorded.

The Company records the fair value of any asset retirement obligation as a long-term liability in the period in which the related environmental disturbance occurs, based on the net present value of the estimated future costs. The obligation is adjusted at the end of each fiscal period to reflect the passage of time and changes in the estimated future costs underlying the obligation. In determining this obligation, management must make a number of assumptions about the amount and timing of future cash flows and the discount rate to be used.

## FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair values of cash and cash equivalents, accounts receivable, security deposits, accounts payable and accruals and provisions approximate their book value due to their short-term nature. The Company estimates that the fair value of the capital leases and long term debt approximates their carrying value at December 31, 2006.

A substantial portion of the Company's financial assets and liabilities are denominated in United States dollars giving rise to risks from changes in exchange rates. The Company does not use derivative financial instruments to reduce its foreign exchange exposure; however, the Company maintains a significant portion of its cash and cash equivalents in U.S. dollars.

## CAPITAL STOCK

As at the date of this report, the Company had unlimited common shares authorized, of which 36,549,845 were issued and outstanding. The Company also had 2,107,102 options outstanding, exercisable into 2,107,102 common shares of which 1,806,042 are currently vested.

## RISKS AND UNCERTAINTIES

The development and operation of the Company's construction aggregates properties involves a high degree of financial risk. The risk factors which should be taken into account in assessing the Company's activities include, but are not necessarily limited to, those set out in the paragraphs below. These risks are not intended to be presented in any assumed order of priority. Any one or more of these risks could have a material effect on the Company and should be taken into account in assessing the Company's activities.

The quarrying industry is competitive and the Company may not secure the construction aggregates sales volumes and prices anticipated for the Orca Quarry. As the Company's sales will be in US dollars, currency fluctuations may adversely affect the Company's revenues once sales commence. Further, the Company must secure access to additional discharge points and additional shipping volumes for its products. An additional risk exists that the Company may be unable to meet minimum freight contract volumes, particularly during the earlier years of the contract.

Quarrying involves a high degree of risk and the Company has no history of construction aggregates project development or operations. Additionally, certain groups are opposed to quarrying and could attempt to interfere with the Company's operations, whether by legal process, regulatory process or otherwise. The Company's title to its properties may be subject to disputes or other claims, including land title claims of First Nations. Construction aggregates quarrying, processing and development activities are highly regulated and changes to government regulations or interpretation of those regulations may also adversely affect the Company. The Company currently depends on a single property with a construction aggregate resource that has an estimated life of 25 years. In order to maintain its annual production the Company will be required to obtain other construction aggregates resources in the future to bring into production. The Company's operations are subject to environmental risks and the actual costs of reclamation for the property are uncertain. Further, the Company's insurance will not cover all the potential risks associated with a quarrying operation.

The Company is principally dependent upon its key personnel and will also be required to recruit and retain personnel to facilitate the growth of the Company.

The specifics of the Company's risks are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators.

## CORPORATE GOVERNANCE

The Company's Board of Directors endeavors to follow recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

## CONTROLS AND PROCEDURES

***Disclosure Controls***

In accordance with Regulation 52-109 respecting certification of disclosure in issuers' annual and interim filings, a system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have evaluated the effectiveness of the Company's disclosure controls and procedures as of the year ended December 31, 2006 and has concluded, based on their evaluation, that these controls and procedures provide reasonable assurance that (i) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under applicable securities legislation is recorded, processed, summarized and reported within the prescribed time periods, and (ii) material information regarding the Company is accumulated and communicated to the Company's management, including its CEO, CFO and Chief Operating Officer in a timely manner. The Company has a Corporate Disclosure Policy and a Disclosure Committee in place to mitigate risks associated with the disclosure of inaccurate or incomplete information.

***Internal Control over Financial Reporting***

Management has designed, established and is maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with generally accepted accounting principles.

Management has engaged external consultants to evaluate the design of the Company's internal controls and procedures over financial reporting as at December 31, 2006 and believes the design to be sufficient and appropriate to provide such reasonable assurance.

The consultants have made recommendations for improvement in certain aspects of the Company's system of internal controls, and management intends to formalize approval and review processes by using checklists and initialing source documents, reconciliations and other accounting worksheets on a more consistent basis. The Company has a relatively small accounting and administrative department as as such, adequate segregation of duties can become a control issue. Management believes, however, that any control deficiencies in this regard are compensated for by the provision of an adequate level of supervision by senior executives.

It should be noted that while the Officers of the Company, as certified in the Company's Annual Filings and as required under Multilateral Instrument 52-109 issued by the Canadian Securities Administrators, have evaluated the effectiveness of these disclosure controls and procedures for the year ended December 31, 2006 and have concluded that they are being maintained as designed, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objective of the control system are met.

## OUTLOOK

The Company expects to meet its long-term business objective of becoming a leading exporter of construction aggregates from British Columbia to Pacific coastal destinations. Its principal goals for the remainder of 2007 are to:

- increase sales from the Orca Quarry
- complete construction of the Richmond Terminal
- secure additional construction aggregates sales contracts and terminal access.
- obtain permitting on on a second Bay area aggregate receiving terminal located in the port of Redwood City for commencement of construction in 2008.
- conduct exploration programs to secure additional sand and gravel resources.
- evaluate development options for the Eagle Rock Quarry

## CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Management's Discussion and Analysis release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. These statements and information appear in a number of places in this document and include estimates, forecasts, information and statements as to management's expectations with respect to, among other things the future financial or operating performance of the Company, costs and timing of the development of the construction aggregate quarry, the timing and amount of estimated future production, costs of production, capital and operating expenditures, requirements for additional capital, government regulation of quarrying operations, environmental risks, reclamation expenses, and title disputes. Often, but not always, forward-looking statements and information can be identified by the use of words such as "may", "will", "should", "plans", "expects", "intends", "anticipates", "believes", "budget", and "scheduled" or the negative thereof or variations thereon or similar terminology. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that any such forward-looking statements and information are not guarantees and there can be no assurance that such statements and information will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risks and Uncertainties" in the Company's Annual Report and under the heading "Risk Factors" in the Company's Annual Information Form (AIF) in respect of its financial year-ended December 31, 2005, both of which are filed with Canadian regulators on SEDAR ( www.sedar.com ). The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise. All written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements.

**OTHER INFORMATION**

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com and at the Company's website at www.polarmin.com.

END